As filed with the Securities and Exchange Commission on or about _______, 2021

Registration Statement File No. 333-

Registration Statement File No. 811-____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

☐     Pre-Effective Amendment No.

☐    Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

UNDER THE INVESTMENT COMPANY ACT OF 1940

☐    Amendment No.

(Check appropriate box or boxes.)

Fortune VII Separate Account

(Exact Name of Registrant)

Universal Life Insurance Company

(Name of Depositor)

Metro Office Park, Street 1 Lot 10, Guaynabo, Puerto Rico 00968

(Address of Depositor’s Principal Executive Offices)

(787) 706-7095

(Depositor’s Telephone Number)

Jose Benitez Ulmer

President

Universal Life Insurance Company

Metro Office Park, Street 1 Lot 10

Guaynabo, Puerto Rico 00968

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after effective date of registration statement

Title of Securities Being Registered: Units of interest in a flexible premium deferred variable annuity contract

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Universal VIA Generation Income

Variable individual flexible premium deferred annuity contract

Prospectus dated ______, 2022

Universal Life Insurance Company

Fortune VII Separate Account

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is the Universal VIA Generation Income Annuity?

Universal VIA Generation Income (“Generation Income”) is a variable and fixed individual flexible premium deferred annuity contract issued by Universal Life Insurance Company (the “Company”, “we”, “our” and “us”) through Universal Life Fortune VII Separate Account. This Prospectus describes Series B of Generation Income. The contract provides for the accumulation of retirement savings and for income. The contract offers income and death benefit protection as well. The contract also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (i) variable investment options listed in the Appendix entitled “Portfolio Companies available under the contract”, or (ii) the account for dollar cost averaging.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements. When delivered in connection with the sale of a new contract, this Prospectus must be accompanied by the applicable Rate Sheet Supplements that specify the current initial Annual Roll-up rate, initial Deferral Roll-up rate and guaranteed Roll-up floor.

Types of contracts. We offer the contracts for use as:

●	A nonqualified annuity (“NQ”) for after-tax contributions only.

●	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.

We reserve the right to stop accepting any application or contribution from you at any time, including after you purchase the contract. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protected Benefit account variable investment options, you may not be able to fund your Guaranteed benefit(s) at all. This also means that if you have already funded your Guaranteed benefits, you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

Not all types of contracts are available with Generation Income. See Appendix entitled “Rules regarding contributions to your contract” for more information.

If you are a new investor in the contract, you may cancel your contract within 15 days of receiving it without paying fees or penalties. Upon cancellation, you will receive your total account value. You should review this prospectus, or consult with your financial professional, for additional information about the specific cancellation terms that apply.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

Table of Contents

DEFINITIONS OF KEY TERMS		1

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT		5

OVERVIEW OF THE CONTRACT		8

FEE TABLE		10

THE COMPANY		12

HOW TO REACH US		12

SECTION I - PURCHASING THE CONTRACT		16
•	How You Can Purchase And Contribute To You Contract
•	Owner And Annuitant Requirements
•	How You Can Make Your Contributions
•	What Are Your Investment Options Under The Contract?
•	Portfolios Of The Trust
•	Allocating Your Contributions
•	Your Rights To Cancel Within A Certain Number Of Days

SECTION II - BENEFITS AVAILABLE UNDER THE CONTRACT		22
•	Summary Of Benefits
•	Return Of Premium Death Benefit
•	Payment Of Death Benefit
•	Your Beneficiary And Payment Of Benefits
•	Spousal Continuation
•	Other Benefits
•	Dollar Cost Averaging
•	Rebalancing Your Account Value

SECTION III - PRINCIPAL RISKS OF INVESTING IN THE CONTRACT		58
•	Risks associated With Variable Investment Options
•	Insurance Company Risk
•	Possible Fees on Access to Account Value
•	Possible Adverse Tax Consequences
•	Not a Short Term Investment
•	Risk of Loss
•	Limitations on Access to Cash Value Through Withdrawals
•	Cybersecurity Risks and Catastrophic Events
•	COVID-19

SECTION IV - DETERMINING YOUR CONTRACT’S VALUE		61
•	Your Account Value and Cash Value
•	Your Contract’s Value in the Variable Investment Options

SECTION V - TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS		63
•	Transferring Your Account Value
•	Disruptive Transfer Activity

i

SECTION VI - ACCESSING YOUR MONEY		68
•	Withdrawing Your Account Value
•	Withdrawals Treated as Surrenders
•	Surrending Your Contract to Receive its Cash Value
•	When to Expect Payments
•	Your Annuity Payout Options

SECTION VII - CHARGES AND EXPENSES		77
•	Charges that the Company Deducts
•	Charges that the Trusts Deduct
•	Other Distribution Arrangements

SECTION VIII - TAX INFORMATION		86
•	Overview
•	Puerto Rico Taxation

SECTION IX - MORE INFORMATION		97
•	About Fortune VII Separate Account
•	About the Trust
•	About the General Account
•	Dates and Prices at which Contract Events Occur
•	About Your Voting Rights
•	Cybersecurity Risks and Catastrophic Events
•	Statutory Compliance
•	Transfers of Ownership, Collateral Assignments, Loans and Borrowings
•	Distribution of the Contracts

APPENDICES		105
•	Portfolio Companies Available Under The Contract
•	Dropping or Changing your Guaranteed Benefits Guaranteed Benefit Base Examples
•	Guaranteed Benefit Base Examples
•	Hypothetical Illustrations
•	Examples Of How Withdrawals Affect Your Guaranteed Benefit Bases
•	Rules Regarding Contributions To Your Contract
•	GMIB Annuity Purchase Factors

When we address the reader of this Prospectus with words such as “you”
and “your,” we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

ii

Definitions of Key Terms

Annual Roll-up amount — The “Annual Roll-up amount” is the amount credited to your GMIB benefit base during the GMIB Roll-up period if you have ever taken a withdrawal from your Protected Benefit account.

Annual Roll-up rate — The “Annual Roll-up rate” is the rate used to calculate the Annual withdrawal amount and the Annual Roll-up amount.

Annual withdrawal amount — The “Annual withdrawal amount” is the amount that can be withdrawn from your Protected Benefit account value without reducing your GMIB benefit base during the GMIB Roll-up period. It is equal to the Annual Roll-up rate in effect on the first day of the contract year, multiplied by the GMIB benefit base as of the most recent contract date anniversary.

Annuitant — The “annuitant” is the person who is the measuring life for determining the contract annuitization date. The annuitant is not necessarily the contract’s owner. Where the owner of the contract is non-natural, the annuitant is the measuring life for determining benefits under the contract.

Automatic investment program (“AIP”) — The “Automatic investment program” allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

Business day — Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

Cash value — At any time before annuity payments begin, your contract’s “cash value” is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any Guaranteed benefit charges; and (ii) any applicable withdrawal charges.

Contingent Deferred Sales Charge “CDSC”- penalties for contract termination before surrender period or partial withdrawals in excess of ten percent (10%) of purchase payments, adjusted for withdrawals during each policy year.

Contract date — The “contract date” is the effective date of the contract. Your contract date will be shown in your contract.

Contract date anniversary — The end of each 12-month period based on the contract date is your “contract date anniversary.” For example, if your contract date is May 1st, your contract date anniversary is April 30th.

Contract annuitization date — The contract’s annuitization date is generally the contract date anniversary that follows the annuitant’s 95th birthday. For single-owned contracts, the contract annuitization date is based on the owner’s age if the GMIB is elected and on the annuitant’s age if the GMIB is not elected. For jointly-owned contracts with the GMIB, the contract annuitization date will be based on the older owner’s age.

Contract year— The “contract year” is the 12-month period beginning on your contract date and each 12-month period after that date.

Customized payment plan — For contracts with GMIB, our “Customized payment plan” allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

Deferral Roll-up amount — The “Deferral Roll-up amount” is the amount credited to your GMIB benefit base during the GMIB Roll-up period if you have never taken a withdrawal from your Protected Benefit account.

Deferral Roll-up rate — The “Deferral Roll-up rate” is the rate used to calculate the Deferral Roll-up amount.

Excess withdrawal — For contracts with the GMIB, an “Excess withdrawal” is the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount and all subsequent withdrawals from your Protected Benefit account in that same contract year. An Excess withdrawal will always reduce your benefit bases on a pro rata basis. Excess withdrawals will also terminate the no-lapse guarantee, except for an Excess withdrawal in the contract year in which you first fund the Protected Benefit account that does not exceed the free withdrawal amount (described in “Charges and expenses”).

Free look — If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your “Free look” right under the contract. Your refund will generally reflect any gain or loss in your investment options.

Guaranteed Roll-up floor — At contract issue, the guaranteed roll-up floor will apply during the life of your contract.

General dollar cost averaging — Our “General dollar cost averaging program” is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment account variable investment options.

GMIB benefit base — The GMIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GMIB payments. Your GMIB benefit base is created and increased by allocations and transfers to your Protected Benefit account. The GMIB benefit base is not an account value or cash value. The GMIB benefit base is also used to calculate the charge for the GMIB.

GMIB Maximum Roll-up period — (Applicable to the “Spousal Continuation” and “How divorce may affect your Guaranteed benefits” sections only) the maximum amount of time for which your GMIB benefit base is eligible to roll up. The GMIB Maximum Roll-up period commences on the date you first fund the Protected Benefit account and ends on the 20th contract date anniversary that occurs after the date you first fund the Protected Benefit Account. If you first fund the Protected Benefit account (a) on either the contract issue date or a subsequent contract date anniversary and (b) prior to your 76th birthday, the GMIB Maximum Roll-up period will be a full 20 years.

GMIB Roll-up period — the period during which the GMIB benefit base increases (or “rolls up”) annually by an amount determined by the Deferral Roll-up rate or Annual Roll-up rate, as applicable. The GMIB Roll-up period commences on the date you first fund the Protected Benefit account and ends on the date that is the earlier of (a) the 20th contract date anniversary that occurs after the date you first fund the Protected Benefit account and (b) the contract annuitization date. If you first fund the Protected Benefit account (a) on either the contract issue date or a subsequent contract date anniversary and (b) prior to your 76th birthday, the GMIB Roll-up period will be a full 20 years.

GMIB Roll-up period end date — (Applicable to the “Spousal Continuation” and “How divorce may affect your Guaranteed benefits” sections only) the date that is the earlier of (a) the date on which the GMIB Maximum Roll-up period ends and (b) the contract annuitization date.

Guaranteed minimum income benefit (“GMIB”) — The GMIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or “Lifetime GMIB payments”. The GMIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GMIB payments that do not reduce your GMIB benefit base (your “Annual withdrawal amount”). There is an additional charge for the GMIB under the contract.

Highest Anniversary Value death benefit — The “Highest Anniversary Value death benefit” is an optional Guaranteed minimum death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the highest value of your Protected Benefit account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

Initial Roll-up rates — At contract issue, an initial Annual Roll-up rate and initial Deferral Roll-up rate will apply during your first seven contract years. These rates are specified in the respective Rate Sheet Supplements.

Investment account value — The “Investment account value” is the total value in: (i) the Investment account variable investment options and (ii) amounts in a Special Money Market DCA program that are designated for future transfers to the Investment account variable investment options.

IRA — An individual retirement arrangement, including both an individual retirement account and an individual retirement annuity contract, whether traditional IRA or Roth IRA.

IRS — Internal Revenue Service.

Lifetime GMIB payments — For contracts with the GMIB, “Lifetime GMIB payments” are generally annual lifetime payments which are calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining, to the guaranteed GMIB annuity purchase factors specified in Appendix “GMIB Annuity purchase factors”. Lifetime GMIB payments will begin at the earliest of: (i) the next contract year following the date your Protected Benefit account value falls to zero (provided the no-lapse guarantee is in effect); (ii) the contract date anniversary following your 95th birthday; or (iii) your election to exercise the GMIB.

Maximum payment plan — For contracts with GMIB, our “Maximum payment plan” allows you to request your Annual withdrawal amount as scheduled payments.

NQ contract— Nonqualified annuity contract.

Owner — The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

Puerto Rico Resident or a Resident of Puerto Rico –(i) An individual who must meet the following requirements: (A) having his or her principal residence within the Commonwealth of Puerto Rico who has been a Resident of Puerto Rico during a period that includes an entire taxable year, (B) who is a bona fide resident of Puerto Rico pursuant to Sections 933 and 937(a) of the U.S. Internal Revenue Code, and (C) a resident of Puerto Rico for purposes of the P.R. Code; and (ii) a non-business trust organized under the laws of the Commonwealth of Puerto Rico whose trustee, if an individual, has his or her principal residence in Puerto Rico or, if an entity, whose principal office and principal place of business are located within the Commonwealth of Puerto Rico, all of whose Beneficiaries are Resident of have their principal residence in Puerto Rico and which is either a Qualified Trust or an Agent Trust (as defined herein in the Tax Considerations section of this Prospectus). Whether an individual or a trust is a bona fide Resident of Puerto Rico depends on the facts and circumstances of each individual, which may change from year to year. Universal Life suggests to each individual and each trust to seek advice from its tax counsel to assess if he or she is a Resident of Puerto Rico.

P.R. Code - The Act Number 1 of January 31, 2011, as amended, also known as the “Puerto Rico Internal Revenue Code for a New Puerto Rico”.

Protected Benefit account value — The “Protected Benefit account value” is the total value in: (i) the Protected Benefit account variable investment options, and (ii) amounts in a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options.

Rate effective date — as specified in the applicable Rate Sheet Supplement, the date on which an initial Annual Roll-up rate, Deferral roll-up rate or guaranteed Roll-up floor becomes effective.

Rate Sheet Supplement — A supplement to the Prospectus that specifies the Annual Roll-up rate and Deferral Roll-up rate associated with the Guaranteed minimum income benefit that will apply for the first seven years of your contract and the guaranteed Roll-up floor that will apply for the life of your contract based on the date of your contract application. The Annual Roll-up rate, Deferral Roll-up rate and guaranteed Roll-up floor may be specified in separate Rate Sheet Supplements. We periodically file Rate Sheet Supplements with the SEC that disclose the Annual Roll-up rate, Deferral Roll-up rate and guaranteed Roll-up floor that will apply beginning on a specified future date and remain in effect until we file subsequent Rate Sheet Supplements. The Rate effective date of a subsequent Rate Sheet Supplement will be at least 10 days after it is filed. You may contact us at 787-706-7095 for a copy of the Rate Sheet Supplements applicable to your contract. The Annual Roll-up rates, Deferral Roll-up rates and guaranteed Roll-up floors disclosed in our Rate Sheet Supplements may be found on the SEC’s website (www.sec.gov) by searching with File Number 333-_____.

Renewal rates — The Deferral Roll-up rate and Annual Roll-up rate that will apply to your contract once the initial Roll-up rates have expired.

RMD — Required minimum distributions, or RMDs, are distributions that must be made from traditional IRAs and other qualified retirement programs according to rules contained in the the Puerto Rico Internal Revenue Code. RMD are required from IRA and other Qualified contracts starting at age 75.

RMD withdrawal — a withdrawal that is intended to satisfy the lifetime required minimum distributions from certain tax-favored plans and arrangements such as traditional IRAs under federal income tax rules.

Return of Principal death benefit — The “Return of Principal” death benefit is a death benefit in connection with your Protected Benefit account value only. The benefit is calculated using the amounts of contributions and transfers to the Protected Benefit account, adjusted for withdrawals. There is no additional charge for this death benefit.

SAI — Statement of Additional Information.

Special money market dollar cost averaging — Our “Special money market dollar cost averaging program” allows for systematic transfers of amounts from the money market dollar cost averaging into the Protected Benefit account variable investment options and the Investment account variable investment options.

Systematic transfer program — Our “Systematic transfer program” is a program that allows you to have amounts in the Investment account variable investment options automatically transferred to your Protected Benefit account variable investment options.

Total account value — Your “Total account value” is the total of (i) your Protected Benefit account value and (ii) your Investment account value.

We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
Total account value	Annuity Account Value
Unit	Accumulation Unit
Guaranteed minimum death benefit	Guaranteed death benefit
Protected Benefit account variable investment options and contributions to a Special Money Market DCA program designated for future transfers to the Protected Benefit account variable investment options	Protected Benefit account
Initial Roll-up rates	Lock-in rates offered under the GMIB
Multi-Year Lock feature
Investment account variable investment options and contributions to a Special Money Market DCA program designated for future transfers to the Investment account variable investment options	Investment account

Important Information You Should Consider About The Contract

FEES AND EXPENSES

Charges for Early Withdrawals

If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from the contract within 7 years following your last contribution, you will be assessed a withdrawal charge of up to 7% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment.

For additional information about charges for surrenders and early withdrawals see “Withdrawal charge” in “Charges and expenses” in the Prospectus.

Transaction Charges

In addition to withdrawal charges, you may also be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges that the Company deducts” in “Charges and expenses” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year under the contract, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (varies by contract series)(1)(4)	1.75%	1.75%
Investment options (Portfolio company fees and expenses)(2)	0.55%	1.29%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.35%	2.50%

(1)	Expressed as an annual percent of daily net assets. Included as part of the base contract expense, is the effect of the $50 annual Contract Maintenance Fee.
(2)	Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2020 and could change from year to year.
(3)	Expressed as an annual percentage of the applicable benefit base.
(4)	Puerto Rico Tax Charge, included as part of the Base Contract fee, will be deducted on an annual basis from each variable account and equals 0.10% of the net asset value of each variable account as of December 31 of each calendar year.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract or make any other transactions, which could add withdrawal charges that substantially increase costs.

Lowest Annual Cost $2,681		Highest Annual Cost $5,527
Assumes:		Assumes:
●	Investment of $100,000	●	Investment of $100,000
●	5% annual appreciation	●	5% annual appreciation
●	Least expensive combination of contract series and Portfolio company fees and expenses	●	Most expensive combination of contract series, optional benefits (GMIB and Highest Anniversary Value death benefit) and Portfolio company fees and expenses
●	No optional benefits	●	No sales charges
●	No sales charges	●	No additional contributions, transfers or withdrawals
●	No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses, see “Fee Table” in the Prospectus.

RISKS

Risk of Loss

The contract is subject to the risk of loss. You could lose some or all of your account value.

For additional information about the risk of loss see “Principal risks of investing in the contract” in the Prospectus.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

Risks Associated with Investment Options

An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract, (e.g., the Portfolios). Each investment option has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options” and “Portfolios of the Trusts” in “Purchasing the Contract” in the Prospectus. See also Appendix “Portfolio Companies available under the contract” in the Prospectus.

Insurance Company Risks

An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at www.universalpr.com

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS

Investments

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select. Such rights include, among others, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

There are restrictions regarding investment options if guaranteed benefits are elected, and restrictions or limitations with Special Money Market DCA programs. See “Allocating your contributions” in “Purchasing the Contract” and “Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About Fortune VII Separate Account” in “More information” in the Prospectus.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trusts” in “Purchasing the Contract” in the Prospectus.

Optional Benefits

At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/ or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Purchasing the Contract” in the Prospectus. See also “Death Benefits” and “Living Benefits” in “Benefits available under the contract” in the Prospectus.

TAXES

Tax Implications

You should always consult a tax advisor about the application of Federal and Puerto Rico tax law to your individual situation prior to your investment in the Contract and prior to making any decisions relating to Surrenders and Annuitization. The Puerto Rico and Federal Income tax treatment of variable annuity Contracts is complex and current tax treatment of variable annuity contracts may change. For more details see Tax Considerations section of this Prospectus.

CONFLICTS OF INTEREST

Investment Professional Compensation

Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.

Exchanges

Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges and expenses” in the Prospectus.

Overview of the Contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in underlying Portfolios during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries and living benefits to protect your access to income. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Portfolios.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

●	Protected Benefit account variable investment options (used to fund Guaranteed benefits);

●	Investment account variable investment options; and

●	the account for dollar cost averaging

For additional information about each underlying Portfolio see Appendix “Portfolio Companies available under the contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; or (2) for life with a certain minimum number of payments. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers income and death benefit protection and offers various payout options.

Contract Classes

The contract has a 7 year withdrawal charge period and a 1.75% base contract fee.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value and may be subject to withdrawal charges, income taxes and a tax penalty on IRA and qualified contracts if you are younger than 60 . Withdrawals may also reduce (possibly on a greater than dollar-for-dollar basis) or terminate any guaranteed benefits.

Death Benefits

Your contract includes a standard death benefit that pays your beneficiaries an amount equal to your Investment account value. For an additional fee, you can purchase other death benefits called Guaranteed Minimum Death Benefits (“GMDBs”) that provide different minimum payment guarantees.

Living Benefits

A living benefit called the Guaranteed Minimum Income Benefit (“GMIB”) is automatically included with the contract for an additional charge, unless you decline it in the application. The GMIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or “Lifetime GMIB payments”. The minimum guarantee provided by this benefit may never come into effect.

Rebalancing and Dollar Cost Averaging

You can elect to have your account value automatically rebalanced at no additional charge. We offer two rebalancing programs that you can use to automatically reallocate your Investment account value among your Investment account variable investment options. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning, surrendering or making withdrawals from the contract. Each of the charges and expenses is more fully described in “Charges and expenses” in the Prospectus. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services.

Transaction Expenses

Generation Income
Sales Load Imposed on Purchases	None
Withdrawal Charge (as a percentage of contributions withdrawn)(1)	7%
Transfer Fee(2)	$35
Third Party Transfer or Exchange Fee(3)	$125
Special Service Charges(4)	$245

(1)	The charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life contingent annuity payment option. For each contribution, we consider the year in which we receive that contribution to be “year 1”.

Charge as a % of contribution for each year following contribution
1	2	3	4	5	6	7	8	9	10+
7%	7%	6%	6%	5%	3%	1%	0%	0%	0%

(2)	Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses” in the Prospectus.

(3)	Currently, we do not charge for third party transfers or exchanges. However, we reserve the right to discontinue this waiver at any time, with or without notice. The maximum third party transfer or exchange fee is $125. The current charge (which, as described above is waived) is $65. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)	Special service charges include (1) express mail charge of $35; (2) wire transfer charge of $90; (3) duplicate contract charge of $35; and (4) check preparation charge of $85 maximum. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time. The $245 figure set forth above represents the total of all four charges.

The next table describes the fees and expenses that you will pay each year during the time that you own the contract (not including Portfolio company fees and expenses). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses

Generation Income

Administrative Expenses (Annual Contract Maintenance Fee)(1)	$50
Base Contract Expenses (as a percentage of daily net assets)(2)(3)	1.70%
Optional Benefits Expenses (as a percentage of the benefit base)(4)
Return of Premium death benefit charge	No Additional Charge
Highest Anniversary Value death benefit(5)	0.35%
Guaranteed Minimum Income benefit charge(6)	2.50%

(1)	Beginning with your first contract date anniversary, we will deduct this charge on any contract date anniversary on which your account value is less than $100,000. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year. Otherwise, we will deduct the full charge.
(2)	Base Contract Expenses in this Fee Table include the Operations charge, the Administrative charge, the Distribution charge, the Administration charge, and the Puerto Rico separate account tax charge.
(3)	Puerto Rico Tax Charge, included as part of the Base Contract fee, will be deducted on an annual basis from each variable account and equals 0.10% of the net asset value of each variable account as of December 31 of each calendar year.
(4)	The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contribution or transfer to the Protected Benefit account variable investment options and amounts in a Special Money Market DCA program designated for transfers to the Protected Benefit account variable investment options. . Subsequent adjustments to the applicable benefit base and the investment performance of the Protected Benefit account may result in a benefit base that is significantly different from your total contributions or future transfers to, or account value in, the Protected Benefit account. See “Guaranteed minimum death benefits” and “Guaranteed minimum income benefit” in “Benefits available under the contract” in the Prospectus.
(5)	Deducted annually on each contract date anniversary for which the benefit is in effect. If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.
(6)	The current charge is equal to 1.25% of the GMIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date anniversary, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 2.50%. We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See “Guaranteed minimum income benefit charge” in “Charges and expenses” in the Prospectus.

The next item shows the minimum and maximum total operating expenses charged by the underlying Portfolio companies that you may pay periodically during the time that you own the contract. A complete list of Portfolio companies available under the contract, including their annual expenses, may be found at the back of this document. See Appendix “Portfolio Companies available under the contract.” These expenses are for the period ended December 31, 2020, and may fluctuate from year to year.

Annual Portfolio Expenses

	Minimum	Maximum
Annual Portfolio Expenses prior to Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses)	0.55%	1.29%

Annual Portfolio Expenses after Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, service fees, and other expenses)

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Portfolio company expenses.

These Examples assume that you invest $100,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assumes the most expensive combination of annual Portfolio expenses, as well as the Highest Anniversary Value death benefit and GMIB (both at their maximum charge).

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your contract or annuitize (under a non-life option) at the end of the applicable time period				If you do not surrender your contract
1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
$12,527	$22,499	$32,366	$55,774	$5,527	$16,499	$27,366	$55,774

The Company

Universal Life Insurance Company is a stock life insurance company organized under the laws of the Commonwealth of Puerto Rico, with its home office at Metro Office Park, Lot 1, Floor 3 P.R 00968. Universal Life is a provider of several insurance products: individual, group life, group disability, credit life, annuities & IRAs. It is admitted to do business for life, disability and variable insurance by the Office of Commissioner of Insurance in the Commonwealth of Puerto Rico. Universal Life is a member of the Universal Group of companies that operate in Puerto Rico and United States. Universal Life is a wholly-owned subsidiary of Universal Insurance Company, Inc.

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/ or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For contributions sent by regular mail:

PO Box 2145

San Juan, Puerto Rico 00922-2145

For correspondence: For all communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

PO Box 2145

San Juan PR 00922-2145

Or

Metro Office Park

Street 1 Lot 10

Guaynabo, Puerto Rico 00968

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: Metro Office Park Street 1 Lot 10 Guaynabo, Puerto Rico 00968.

Reports we provide:

●	written confirmation of financial transactions and certain non-financial transactions;

●	statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

●	annual statement of your contract values as of the close of the contract year.

For jointly owned contracts (if applicable), we provide reports to the primary joint owner’s address on file.

Universal Client portal:

With your Universal Life Client portal account you can expect:

●	Account summary. View your account values, and select accounts for additional details.

●	Messages and alerts. Stay up to date with messages on statement availability, investment options and important account information.

●	Profile changes. Now it’s even easier to keep your information current, such as your email address and street address.

●	Manage your account. Convenient access to service options for a policy or contract, from viewing account details and documents to completing financial transactions.

●	Investments details. Intuitive charts show the breakdown of your key investments.

The Universal Life Client portal is normally available seven days a week, 24 hours a day. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the Internet are genuine. For example, we will require certain personal identification information before we will act on Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing.” See “Disruptive transfer activity” in “Transferring your money among investment options” for more information.

Customer service representative:

You may also use our toll-free number 787-706-7095 to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

●	Monday through Friday from 8:00 a.m. until 5:00 p.m., Puerto Rico time.

We require that the following types of communications be on specific forms we provide for that purpose:

(1)	authorization for telephone transfers by your financial professional;

(2)	conversion of a traditional IRA to a Roth IRA contract;

(3)	election of the automatic investment program;

(4)	tax withholding elections (see withdrawal request form);

(5)	IRA contribution recharacterizations;

(6)	Section 1035 exchanges;

(7)	direct transfers and specified direct rollovers;

(8)	exercise of the GMIB or election of an annuity payout option;

(9)	requests to reset your GMIB benefit base by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(10)	death claims;

(11)	change in ownership (NQ only, if available under your contract);

(12)	purchase by, or change of ownership to, a non-natural owner;

(13)	requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed minimum income benefit;

(14)	requests to drop or change your Guaranteed benefits;

(15)	requests to collaterally assign your NQ contract;

(16)	requests to transfer, re-allocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through the Equitable Client portal);

(17)	requests to enroll in or cancel the Systematic transfer program;

(18)	transfers into and among investment options; and

(19)	withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

(1)	beneficiary changes;

(2)	contract surrender;

(3)	general dollar cost averaging;

(5)	special money market dollar cost averaging (if available).

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	automatic investment program;

(2)	general dollar cost averaging (including the fixed dollar and interest sweep options);

(3)	special dollar cost averaging (if available);

(4)	special money market dollar cost averaging (if available);

(5)	substantially equal withdrawals;

(6)	systematic withdrawals; and

(7)	the date annuity payments are to begin.

To cancel or change any of the following, we require written notification at least 30 calendar days prior to your contract date anniversary:

(1)	automatic annual reset program; and

(2)	automatic customized reset program.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Client portal to contact us and to complete such requests through the Internet. In the future, we may require that certain requests be completed online. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

Signatures:

The proper person to sign forms, notices and requests is normally the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.universalpr.com.

1. Purchasing the Contract

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix “Rules regarding contributions to your contract”, summarize our current rules regarding contributions to your contract, which are subject to change. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the sum of all contributions under all Universal VIA Generation Income contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation.

You may not contribute or transfer more than $1,500,000 to your Protected Benefit account variable investment options and a Special Money Market DCA program with amounts designated for the Protected Benefit account variable investment options.

Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through a new Special Money Market DCA program. You may, however, be able to continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account. Scheduled transfers from an existing Special Money Market DCA program will continue through to the program’s conclusion.

We may accept less than the minimum initial contribution under a contract if an aggregate amount of Universal VIA Generation Income contracts, respectively, purchased at the same time by an individual (including spouse) meet the minimum.

The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The “annuitant” is the person who is the measuring life for purposes of the annuity payout options. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

●	Change our contribution requirements and limitations and our transfer rules, including to:

—	increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

—	discontinue the acceptance of subsequent contributions to the contract;

—	discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options; and

—	discontinue the acceptance of subsequent contributions and/or transfers into the Protected Benefit account variable investment options.

●	Default certain contributions and transfers designated for a Protected Benefit account variable investment option(s) to the corresponding Investment account variable investment option(s), which invests in the same underlying Portfolio(s). See “Rebalancing among your Protected Benefit account variable investment options” under “Benefits available under the contract”.

●	Further limit the number of variable investment options you may invest in at any one time.

●	Limit or terminate new contributions or transfers to an investment option.

We reserve the right in our sole discretion to discontinue the acceptance of, and/or place limitations on contributions and transfers into the contract and/or certain investment options. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protected Benefit account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protected Benefit account variable investment options, you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. We also reserve the right to prohibit availability of this contract to other non-natural owners.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a bank, in U.S. dollars, and made payable to the Company. We may also apply contributions made pursuant to an intended Section 1035 tax-free exchange or a direct transfer. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer contribution from another IRA contract (traditional or Roth, as the case may be) or a rollover from an IRA or other eligible retirement plan. We do not accept starter checks or travelers’ checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the business day we receive the missing information.

What are your investment options under the contract?

Your investment options are the following:

●	Protected Benefit account variable investment options (used to fund Guaranteed benefits);

●	Investment account variable investment options; and

●	the account for special Money Market Dollar Cost Averaging .

All Portfolios shown in the Appendix “Portfolio Companies available under the contract” are available as Investment account variable investment options. The Appendix also identifies which Portfolios are also available as Protected Benefit account variable investment options. It is important to note that the Protected Benefit account variable investment options are also available as Investment account variable investment options. The Protected Benefit account variable investment options invest in the same portfolios as the corresponding Investment account variable investment options.

All eligible contracts will be issued with the Return of Principal death benefit unless you make an alternate election of the Highest Anniversary Value death benefit.

Your Guaranteed benefits do not need to be funded at issue. Also, any applicable charges will not be assessed until you fund your Protected Benefit account. The Protected Benefit account variable investment options are used to fund these benefits.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special Money Market DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. These amounts will be included in the respective benefit bases of your Guaranteed benefits and will become part of your Protected Benefit account value. All amounts allocated to the Protected Benefit account variable investment options and amounts in a Special Money Market DCA program designated for Protected Benefit account variable investment options are subject to the terms and conditions of the Guaranteed benefits under your contract.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you have a Guaranteed benefit, there is no requirement that you must fund it either at issue or on any future date.

If you have a Guaranteed benefit and allocate any amount to the Protected Benefit account variable investment options or a Special Money Market DCA program with amounts designated for future transfers to the Protected Benefit account variable investment options, you are funding the Guaranteed benefits under your contract. No other action is required of you. If you do not wish to fund a Guaranteed benefit, you should not allocate contributions or make transfers to your Protected Benefit account. See “Allocating your contributions”.

Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see “Transferring your money among investment options”.

If you decide to participate in a Special Money Market DCA program, any amounts allocated to the program that are designated for future transfers to the Protected Benefit account variable investment options will be included in the Protected Benefit account value. Any amounts allocated to a Special Money Market DCA program that are designated for future transfers to the Investment account variable investment options will be included in your Investment account value. As discussed in this section, the Special Money Market DCA programs allow you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Investment account and Protected Benefit account variable investment options as part of your Special Money Market DCA program. See “Allocating your contributions”.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/ Money Market variable investment option.

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select.

Portfolios of the Trusts

For some Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trust and is responsible for retaining or discontinuing the services of those sub-advisers.

Information regarding each of the currently available Portfolios, their type, their investment manager(s) and/or sub-adviser(s), their current expenses, and their current performance is available in an appendix to the prospectus. See Appendix “Portfolio Companies.”

Each Portfolio has issued a prospectus that contains more detailed information about the Portfolio. You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. In order to obtain copies of the Portfolios’ prospectuses, you may call one of our customer service representatives at 787-706-7095, or visit www.universalpr.com.

Universal Financial Services, Inc., an affiliate of the Company (the “Distributor”), is the principal underwriter of the contracts. The Company or the Distributor may directly or indirectly receive payments from certain Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the Portfolios’ average daily net assets. The Distributor may also receive payments from the advisers or sub-advisers of the certain Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

The EQ Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by the investment adviser Equitable IMG.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy See also Appendix “Portfolio Companies available under the contract” for more information. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

You should be aware that having the GMIB and/or certain other guaranteed benefits limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. See “Allocating your contributions” for more information about the investment restrictions under your contract.

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) and investment option restrictions in connection with any guaranteed benefit that include these Portfolios are designed to reduce the overall volatility of your Total account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the EQ volatility management strategy, however, could result in your Total account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy (or, in the case of the EQ Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the EQ volatility management strategy). This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your Protected Benefit account value is higher. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your Total account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other Portfolios may utilize volatility management techniques that differ from the EQ volatility management strategy. Such techniques could also impact your Total account value and guaranteed benefit(s), if any, in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies. See also Appendix “Portfolio Companies available under the contract” for more information.

Allocating your contributions

You may allocate your contributions to the Investment account variable investment options or an available Special Money Market DCA program. If you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate contributions to the Protected Benefit account variable investment options or a Special DCA program. Also, we limit the number of variable investment options which you may select. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protected Benefit account value. If you have the GMIB, we only accept contributions to the Protected Benefit account, whether allocated directly or through a Special DCA program, if you are age 55 or older.

General note about examples in this Prospectus: All examples assume that the contract owner is age eligible to fund the referenced Guaranteed benefits.

For example:

You purchase a contract with an initial contribution of $100,000 and elected the GMIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protected Benefit account variable investment options and $40,000 to the Investment account variable investment options. The $60,000 will be included in your Protected Benefit account value and will be used to calculate your GMIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Protected Benefit account variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. Please see “How you can purchase and contribute to your contract” and the table in Appendix “Rules regarding contributions to your contract” for additional information regarding certain limitations on contributions that may apply to your contract.

It is important to note that the contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with Equitable Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him or her regarding any different arrangements that may apply.

We may offer an optional rebalancing program for amounts allocated to your Investment account variable investment options. For more information, see “Rebalancing among your Investment account variable investment options in “Benefits available under the contract”.

We do not offer an optional rebalancing program for amounts allocated to your Protected Benefit account variable investment options. You can rebalance your Protected Benefit account value by submitting a one-time request to rebalance. See “Rebalancing among your Protected Benefit account variable investment options” in “Benefits available under the contract”.

Allocation instruction changes. You may change your instructions for allocations of future contributions.

Transfers. Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. See “Transferring your account value” in “Transferring your money among investment options.”

Your right to cancel within a certain number of days

Contract Owners have a fifteen calendar day right to review and examine the Contract. The Contract may be returned to Universal Life’s home office for any reason within fifteen days of delivery from Universal Life’s home office and Universal Life will refund the contract value. The refunded contract value will reflect the value of the underlying investments in the Contract after deducting of any Contract charges, unless otherwise required by law. Please be advised that the purchase payments received by Universal Life during such fifteen-day period will be invested in accordance with the instructions of the Contract Owner. If the Contract Owner decides to cancel during the fifteen-day period, the value of the Contract will therefore depend on the value of the underlying investments in the Contract.

2. Benefits available under the contract

Summary of Benefits

The following tables summarize information about the benefits available under the contract.

Death Benefits

These death benefits are available during the accumulation phase:

		Standard/	Annual Fee		Brief Description of
Name of Benefit	Purpose	Optional	Max	Current	Restrictions/Limitations
Base Death Benefit (no GMDB elected)	Guarantees beneficiaries will receive a death benefit equal to investment account value	Standard	No Additional Charge		●	Investment account value is as of date proof of death and other required instructions submitted in good order
Return of Principal Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to your contributions to certain investment options, less adjusted withdrawals.	Standard	No Additional Charge		●	Available on the Protected Account Withdrawals could significantly reduce or terminate benefit
Highest Anniversary Value Death Benefit	Locks in highest adjusted anniversary account value as minimum death benefit.	Optional	0.35%(1)		●	Available only at contract purchase
					●	Available on the Protected Account
					●	Withdrawals could significantly reduce or terminate benefit

(1)	Expressed as an annual percentage of the benefit base. Issue ages are (a) 0-80 for the Return of Principal death benefit and (b) 0-75 for the Highest Anniversary Value death benefit.

Living Benefit

This living benefit is available during the accumulation phase:

Annual Fee
Name of Benefit	Purpose	Standard/ Optional	Max	Current	Brief Description of Restrictions/Limitations Restrictions/Limitations
Guaranteed minimum income benefit (GMIB)	Guarantees a minimum annuitization value to provide lifetime retirement income.	Optional	2.50%(1)	1.25%(1)	●	Restricted to owners of certain ages
					●	Excess withdrawals could significantly reduce or terminate benefit
					●	Subject to restrictions on investment options

(1)	Expressed as an annual percentage of the benefit base.

Other Benefits

These other benefits are available during the accumulation phase:

Annual Fee
Name of Benefit	Purpose	Standard/ Optional	Max	Current	Brief Description of Restrictions/Limitations
Systematic Transfer Program	Investment account variable investment options can be transferred systematically to Protected Benefit account options	Optional	No Charge		Withdrawal from Protected Benefit account can terminate Systematic transfer program
Rebalancing Option	Periodically rebalance to your desired asset mix.	Optional	No Charge		Not generally available with DCA Account value in the Protected Benefit account cannot be rebalanced
Dollar Cost Averaging (Special Money Market DCA, general DCA,	Transfer account value to selected investment options on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge		Not generally available with Rebalancing
GMIB Automatic Payment Plans	Maximum payment plan and Customized payment plan offer automatic withdrawals from Protected Benefit account	Optional	No Charge		Partial withdrawal taken after program enrollment terminates Maximum payment plan
Systematic Withdrawals	Allows withdrawals of a particular dollar amount or a particular percentage of your Investment account variable investment options	Optional	No Charge		Withdrawals must be on 1st, 7th, 16th or 26th day of the month. You cannot select the 29th, 30th or 31st

Death Benefits

About Death Benefits

For the purposes of determining the death benefit under your Universal VIA Generation Income contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

The total death benefit under your Universal VIA Generation Income contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protected Benefit account, your death benefit will be based on your Investment account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protected Benefit account and had no Investment account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Investment account and a Guaranteed minimum death benefit that has been funded through allocations to the Protected Benefit account. In that case, your beneficiaries would receive the Investment account value plus the value of your Guaranteed minimum death benefit.

Guaranteed minimum death benefits

At issue, you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protected Benefit account as follows:

Guaranteed Minimum
Death Benefit	Issue Ages
Return of Principal death benefit*	Issue Ages 0-80
Highest Anniversary Value death benefit*	Issue Ages 0-75

*	As long as you have the GMIB, you can only fund these benefits beginning at age 55.

Important note for owners age 54 or younger: If you do not specifically indicate on your application that you do not wish to have the GMIB or do not subsequently drop the GMIB after your contract is issued, then you cannot fund the Protected Benefit account until you are at least age 55, which means you also cannot fund any applicable Guaranteed minimum death benefit until at least age 55. If you are between the ages of 48 and 54 at the time your contract is issued, the initial Annual Roll-up rate specified in the Rate Sheet Supplements will only apply after you attain age 55 for the amount of time then remaining in your first seven contract years. If you are age 47 or younger at the time your contract is issued, the initial Annual Roll-up rate will never apply to your contract. Instead, the Renewal rates (described in this section) will apply for the duration of your contract.

Universal VIA Generation Income

Once a withdrawal is taken from the Protected Benefit account, additional contributions may not be made to the Protected Benefit account. Please refer to “Accessing your money”. Transfers to and from the Protected Benefit account may be restricted. Please refer to “Transferring your money among investment options”.

Any GMDB you elect will automatically terminate upon annuitization.

When you have a GMDB, you can allocate your contributions to any of the following:

●	Protected Benefit account variable investment options

●	Investment account variable investment options

●	The account for special dollar cost averaging

Funding your GMDB. Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special Money Market DCA program designated for the Protected Benefit account variable investment options will fund your GMDB. These amounts will be included in your GMDB benefit base and will become part of your Protected Benefit account value.

Your death benefit in connection with your Protected Benefit account is equal to one of the following — whichever provides a higher amount:

●	Your Protected Benefit account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

●	Your applicable GMDB benefit base (discussed below) on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges).

Return of Principal death benefit

The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not to the contract as a whole. There is no additional charge for this benefit. Your Return of Principal Guaranteed minimum death benefit is equal to your Return of Principal death benefit base. This benefit base is not an account value or cash value. It is equal to:

●	Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special Money Market DCA program; plus

●	Any amounts contributed to a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

●	Any amounts transferred to the Protected Benefit account variable investment options; less

●	A deduction that reflects any withdrawals you make from the Protected Benefit account variable investment options or from amounts in a Special Money Market DCA program designated for the Protected Benefit account variable investment options (including any withdrawal charges). The amount of this deduction is described under “How withdrawals affect your Guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.

Please see Appendix “Guaranteed benefit base examples” for an example of how the Return of Principal benefit base is calculated.

Highest Anniversary Value death benefit

Your Highest Anniversary Value Guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. The current charge for this benefit is 0.35%. This benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protected Benefit account.

If you have not taken a withdrawal from your Protected Benefit account, your Highest Anniversary Value benefit base is equal to one of the following — whichever provides a higher amount:

●	Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special Money Market DCA program; plus

●	Any amounts contributed to a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

●	Any amounts transferred to the Protected Benefit account variable investment options.

-OR-

●	Your highest Protected Benefit account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions either directly or through a Special Money Market DCA program designated for the Protected Benefit account variable investment options, made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

If you take a withdrawal from your Protected Benefit account and you elected the GMIB, your Highest Anniversary Value benefit base will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals (including any applicable withdrawal charges). If you take a withdrawal from your Protected Benefit account and you did not elect the GMIB, your Highest Anniversary Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges). Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage. See “How withdrawals affect your Guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following — whichever provides a higher amount:

●	Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protected Benefit account variable investment options made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

-OR-

●	Your highest Protected Benefit account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions to a Special Money Market DCA program designated for the Protected Benefit account variable investment options, made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

Payment of Death Benefits

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require.

The death benefit in connection with any amount in your Protected Benefit account is equal to your Protected Benefit account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require (date of claim). However, this is not the case if the beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See “Effect of the owner’s death”.

When we use the terms “owner” and “joint owner”, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant.

For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “Spousal continuation” feature.

If you are the sole owner, your surviving spouse may have the option to:

●	take the death benefit proceeds in a lump sum;

●	exercise the GMIB (if applicable), if the surviving spouse is age 85 or older at the time of your death;

●	continue the contract as a successor owner under “Spousal continuation” (if your spouse is the sole primary beneficiary), as discussed below; or

●	roll the death benefit proceeds over into another contract.

If you elected the GMIB, and your surviving spouse is age 85 or older at the time of your death and wishes to exercise the GMIB, we must receive the exercise election within twelve months of your date of death. The annuity purchase factors that apply in calculating the GMIB payments to your surviving spouse differ from the annuity purchase factors that we generally use to calculate GMIB payments.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse’s new contract. Any death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse’s new contract is issued) and the applicable Guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the “5-year rule”). In certain cases, an individual beneficiary may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all Guaranteed benefits and their charges will end.

Spousal continuation

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

●	The Guaranteed benefits continue to be based on the surviving spouse’s age for the life of the contract.

●	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

●	The withdrawal charge schedule, if applicable, remains in effect.

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a single owner contract), may elect to receive the death benefit or continue the contract as sole owner, as follows:

●	(Younger spouse joint owners only)

—	The surviving younger spouse must be younger than age 96 on the next contract date anniversary following the date of claim.

—	If the Protected Benefit account had not been funded and the deceased spouse died after the age at which he or she was eligible to fund the Protected Benefit account, the surviving spouse can fund the Protected Benefit account if he or she satisfies the age-eligibility rules.

—	If the applicable GMDB benefit base on the date of death is higher than the Protected Benefit account value on the date of claim, we will reset the Protected Benefit account value to equal the GMDB benefit base.

—	If the surviving spouse joint owner is age 96 or older on the next contract date anniversary following the date of claim, we will pay the death benefit and the contract will be terminated.

●	(Spouse beneficiaries only)

—	The surviving spouse must be between ages 55 and 85 as of the date of the deceased spouse’s death to continue the contract.

—	If the GMIB had been elected and the Protected Benefit account had not been funded as of the date of death, all Guaranteed benefits, including any applicable charges, will be terminated.

—	If the GMIB had not been elected and the Protected Benefit account had not been funded as of the date of death, contributions to the Protected Benefit account are permitted if the ex-spouse is age-eligible at the time of the contribution.

—	If the Protected Benefit account has been funded, transfers from the Investment Account are permitted if the surviving spouse is age eligible. For contracts with the GMIB, additional contributions to the Protected Benefit account are not permitted.

●	If the deceased spouse had been the annuitant or joint annuitant, the surviving spouse becomes the annuitant. If a third party had been the annuitant, the surviving spouse can elect to become the annuitant or allow the third party to continue as annuitant.

●	In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made. Your contract may only be continued under the spousal continuation provisions once.

GMDB and spousal continuation

●	For contracts with the Return of Principal death benefit, a surviving spouse age 80 or younger on the date of your death can continue the contract with the Return of Principal death benefit and can continue funding the Protected Benefit account through age 80.

A surviving spouse age 81 or older on the date of your death can continue the contract but the Return of Principal death benefit amount will be frozen. This means that the Return of Principal death benefit base will no longer increase and will be subject to pro rata reduction for any subsequent withdrawals.

●	For contracts with the Highest Anniversary Value death benefit, the following applies:

—	If the surviving spouse is age 75 or younger on the date of your death, the Highest Anniversary Value death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. If the Highest Anniversary Value benefit base had stopped growing due to the deceased spouse having reached age 85, it will resume growing until the contract date anniversary following the date the surviving spouse reaches age 85.

—	The charge for the Highest Anniversary Value death benefit will continue to apply, even after the death benefit is no longer eligible for resets.

—	If the surviving spouse is age 76 or older on the date of your death, the Highest Anniversary Value death benefit will be frozen, which means:

■	On the date your spouse elects to continue the contract, the Highest Anniversary Value death benefit will be discontinued. The Return of Principal death benefit will go into effect with an initial value equal to the amount of the Highest Anniversary Value benefit base on the date of your death. If your Total account value is higher than the Highest Anniversary Value death benefit base on the date of your death, the Highest Anniversary Value benefit base will not be increased to equal your Total account value.

■	The death benefit will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals, including RMD withdrawals.

■	The charge for the Highest Anniversary Value death benefit will be discontinued, although we will deduct a pro rata charge for the period of time that the benefit was in effect during the year prior to the date of death.

■	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the Total account value and the value of the death benefit.

●	When deciding whether or not to continue the contract, please consider the value of the death benefit if taken as a lump sum and the value of the death benefit if the contract is continued, especially if post-death withdrawals occurred, as the values may differ.

GMIB and spousal continuation. For jointly owned contracts:

●	The GMIB will end if the surviving spouse is age 95 or older as of the date of death of the deceased spouse, or will attain age 95 prior to the end of the GMIB exercise waiting period. The charge for the GMIB will be discontinued, although we will deduct a pro rata charge for the period of time (if any) that the benefit was in effect during the year prior to the date of death.

●	The GMIB will continue if the surviving spouse is age 94 or younger as of the contract date anniversary before the date of death and will not attain age 95 prior to the end of the GMIB exercise waiting period. The GMIB benefit base will continue to roll up until the GMIB Roll-up period end date, which will be determined based on the contract date anniversary after the surviving spouse reaches age 95. However, if the GMIB Roll-up period end date had already occurred prior to the date of death, the GMIB Roll-up period will not be reinstated. The GMIB benefit base will remain eligible for resets.

●	If the GMIB continues, the charge for the GMIB will continue to apply. The GMIB can be exercised based on the surviving spouse’s age as of the date of death of the deceased spouse.

—	If the surviving spouse is between ages 55 through 95 as of the date of death, the earliest opportunity to exercise the GMIB will be within 30 days of the later of (a) the tenth contract date anniversary following the date the Protected Benefit account was first funded or (b) the tenth contract date anniversary following the most recent GMIB benefit base reset, but in either case not later than 30 days after the contract date anniversary following the surviving spouse’s 95th birthday.

●	If the surviving spouse exercises the GMIB, we will always apply joint life annuity purchase rates in calculating the periodic payments. The GMDB is terminated upon exercise of the GMIB.

For single owner contracts:

●	The GMIB will end if the surviving spouse is either younger than age 55 or older than age 85 as of the date of death of the contract owner. The GMIB will also end if the Protected Benefit account had not been funded as of the date of death of the contract owner, even if the surviving spouse was age 55 to 85 as of the date of death. The charge for the GMIB will be discontinued, although we will deduct a pro rata charge for the period of time (if any) that the benefit was in effect during the year prior to the date of death.

—	If the GMIB ends because the surviving spouse is older than age 85 as of the date of death, the surviving spouse will be given a one-time option within the first twelve months following the date of death to exercise the GMIB.

—	If the GMIB ends, the surviving spouse cannot (a) fund the Protected Benefit account if it had not been previously funded and (b) make additional contributions into the Protected Benefit account if it had been previously funded. Transfers to the Protected Benefit account are permitted if the surviving spouse is age eligible.

●	The GMIB will continue if (i) the surviving spouse is age 55 through 85 as of the date of death; (ii) the Protected Benefit account had been funded prior to the date of death; and (iii) the last opportunity for the deceased spouse to exercise the GMIB had not passed prior to the date of death.

—	The GMIB Maximum Roll-up Period does not restart, but the GMIB benefit base will roll up until GMIB Roll-up period end date that we will determine using the date on which the surviving spouse turns 95. However, if the GMIB Maximum Roll-up period had ended prior to the date of death, the GMIB benefit base will not resume rolling up.

—	GMIB benefit base resets will continue until the contract date anniversary following the surviving spouse’s 95th birthday.

—	The GMIB can be exercised based on the surviving spouse’s age as of the date of death of the deceased spouse.

■	If the surviving spouse is between ages 55 through 85 as of the date of death, the earliest opportunity to exercise the GMIB will be within 30 days of the later of (a) the tenth contract date anniversary following the date the Protected Benefit account was first funded or (b) the tenth contract date anniversary following the most recent GMIB benefit base reset.

●	If the surviving spouse exercises the GMIB, we will always apply joint life annuity purchase rates in calculating periodic payments. The GMDB is terminated upon exercise of the GMIB.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

Spousal beneficiaries of a single owned contract who are 86 or older as of the date of the deceased spouse’s death are not permitted to continue the contract under Spousal continuation. However, they may have a one-time opportunity to exercise the GMIB. See “GMIB exercise rules” in “Benefits available under the contract” for more information. If you divorce, Spousal continuation does not apply.

Living Benefits

Guaranteed minimum income benefit

This section describes the Guaranteed minimum income benefit, or “GMIB”. The current charge for this benefit is 1.25%. The GMIB is automatically added to your contract at issue, unless you specifically indicate on your application that you do not wish to elect it.

The GMIB guarantees, subject to certain restrictions, annual lifetime payments (“Lifetime GMIB payments”) that are calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining, to the guaranteed GMIB annuity purchase factors specified in Appendix “GMIB Annuity purchase factors”. You choose whether you want the option to be paid on a single or joint life basis at the time the GMIB is exercised. This benefit provides a minimum guarantee that may never come into effect.

Important note for owners age 54 or younger: Funding of the GMIB is only permitted starting at age 55. If you are between the ages of 48 and 54 at the time your contract is issued, the Initial Roll-up rates (described below) will only apply after you attain age 55 for the amount of time then remaining in your first seven contract years. If you are age 47 or younger at the time your contract is issued, the Initial Roll-up rates will never apply to your contract. Instead, the Renewal rates (described below) will apply for the duration of your contract.

Lifetime GMIB payments will begin at the earliest of:

(i)	the next contract year following the date your Protected Benefit account value falls to zero (provided the no-lapse guarantee is in effect);

(ii)	the contract date anniversary following your 95th birthday; or

(iii)	your election to exercise the GMIB.

We reserve the right to change the annuity option or make other forms of payout options available at any time. For a description of payout options, see “Your annuity payout options” in “Accessing your money”.

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining (if exercised prior to age 95), to GMIB guaranteed annuity purchase factors specified in Appendix “GMIB Annuity purchase factors”, or (ii) the income provided by applying your Protected Benefit account value to our then current annuity purchase factors or base contract guaranteed annuity purchase factors. The GMIB benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. Your Total account value is never applied to the guaranteed GMIB annuity purchase factors. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

If there is no Investment account value remaining when you elect to exercise the GMIB, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see “Exercise of GMIB”.

Since the GMIB is automatically added to your contract at issue unless you specifically indicate on your application that you do not wish to elect it, you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. Therefore, even if your Protected Benefit account value is less than your benefit base, you may generate more income by applying your Protected Benefit account value to our current annuity purchase factors. We will make this comparison for you upon request.

Surrendering your contract will terminate your GMIB. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

The GMIB also allows you to take certain withdrawals (your “Annual withdrawal amount”) prior to the beginning of your Lifetime GMIB payments without reducing your GMIB benefit base. Your Annual withdrawal amount for the next contract year is calculated each contract date anniversary by applying a percentage (“the Annual Roll-up rate”) to your GMIB benefit base on that date. Lifetime GMIB payments and your Annual withdrawal amount are described in this section. With respect to your GMIB, it is important to note the following:

●	Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through a Special Money Market DCA program. You can, however, continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account at which point transfers into the Protected Benefit account will no longer be available. Scheduled transfers from an existing Special Money Market DCA program will continue, even after such subsequent contribution is made to the Investment account.

●	Withdrawals in excess of your Annual withdrawal amount (an “Excess withdrawal”) can greatly reduce the value of your GMIB. An Excess withdrawal that reduces your Protected Benefit account value to zero will cause your GMIB to terminate.

In order to fund your Guaranteed minimum income benefit, you must make contributions or transfers to the Protected Benefit account. The GMIB can only be funded starting at age 55.

The GMIB, which is automatically added to your contract at issue unless you specifically indicate on your application that you do not wish to elect it, cannot be added to your contract at a later date.

You can drop your GMIB at any time prior to funding your Protected Benefit account. If you fund your Protected Benefit account at issue, which is only permitted if you are at least age 55, you can drop your GMIB provided that all contributions to the contract are no longer subject to withdrawal charges. If you fund your Protected Benefit account after issue, you cannot drop the GMIB until the later of (i) the contract date anniversary following the date the Protected Benefit account is funded, and (ii) the expiration of all withdrawal charges. Once the Protected Benefit account has been funded, we will not accept requests to drop the GMIB until there are no contributions to your contract that remain subject to withdrawal charges. This means, for example, if six more years remain before no contributions are subject to withdrawal charges, then you cannot drop the GMIB for six more years. The GMIB will remain in effect until you can drop it unless it terminates for a different reason.

It is important to note that if you decide to drop your GMIB, either before or after funding your Protected Benefit account, your Guaranteed minimum death benefit may be affected. Please see Appendix “Dropping or changing your Guaranteed benefits” for more information.

When you purchase a contract with the GMIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit or (ii) the Highest Anniversary Value death benefit.

There is an additional charge for the GMIB which is described under “Guaranteed minimum income benefit charge” in “Charges and expenses”.

If you elected the GMIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”.

The Guaranteed minimum income benefit should be regarded as a safety net only.

GMIB benefit base

Your GMIB has a benefit base that determines your Annual withdrawal amount and your Lifetime GMIB payments. We apply a Roll-up rate to your GMIB benefit base. At contract issue, an initial Annual Roll-up and Deferral Roll-up rate will apply during your first seven contract years. See “Annual Roll-up rate”, “Deferral Roll-up rate”, “Initial Roll-up rates” and “Renewal rates” for more information. Please note that the initial Annual Roll-up rate and initial Deferral Roll-up rate may be the same.

The initial Annual Roll-up rate and Deferral Roll-up rate that apply during your first seven contract years are specified in the Rate Sheet Supplements.

Your GMIB benefit base is not an account value or cash value. The GMIB benefit base is used to calculate your Lifetime GMIB payments, your Annual withdrawal amount and the charge for the benefit. Your GMIB benefit base is equal to:

●	Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special Money Market DCA program; plus

●	Any amounts in a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

●	Any transfers to the Protected Benefit account variable investment options; less

●	A deduction on a pro rata basis that reflects any “Excess withdrawal” amounts (plus any applicable withdrawal charges), including any RMD payments that result in Excess withdrawals; plus

●	During the GMIB Roll-up period, the “Deferral Roll-up amount” (if applicable) OR, beginning in the year in which you take your first withdrawal, any “Annual Roll-up amount”, reduced by the dollar amount of any withdrawals up to the Annual withdrawal amount. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.).

After the end of the GMIB Roll-up period, the dollar amount of any withdrawals up to the Annual withdrawal amount will not reduce your GMIB benefit base. A withdrawal from your Protected Benefit account that exceeds the Annual withdrawal amount, including RMD withdrawals, is an Excess withdrawal. An Excess withdrawal will reduce your GMIB benefit base on a pro rata basis. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

Either the Deferral Roll-up amount or the Annual Roll-up amount is credited to the GMIB benefit base on each contract date anniversary during the GMIB Roll-up period. These amounts are calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and, for the Annual Roll-up amount, any withdrawals up to the Annual withdrawal amount during the contract year. Withdrawals from your Protected Benefit account up to the Annual withdrawal amount reduce your Annual Roll-up amount on a dollar-for-dollar basis. A withdrawal from your Protected Benefit account in excess of the Annual withdrawal amount is an Excess withdrawal. An Excess withdrawal will reduce your GMIB benefit base on a pro rata basis. The calculation of both the Deferral Roll-up amount and the Annual Roll-up amount are discussed in this section.

Beginning in the contract year in which you fund your Protected Benefit account until the end of the GMIB Roll-up period, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base. However, those same withdrawals will reduce on a dollar-for-dollar basis the Annual Roll-up amount that would otherwise be applied to the GMIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GMIB benefit base until the end of the contract year. The portion of any withdrawal in excess of your Annual withdrawal amount will reduce your GMIB benefit base on a pro rata basis. See “Annual withdrawal amount”. If you take withdrawals in order to satisfy your RMD obligations, the amount by which your total withdrawals exceed your Annual withdrawal amount will be treated as an Excess withdrawal that reduces your GMIB benefit base on a pro rata basis. See “RMDs for contracts with GMIB” in the “Accessing your money” section of this Prospectus.

After the GMIB Roll-up period end date, any withdrawals you take up to the Annual withdrawal amount each year will not reduce your benefit base. Any withdrawals you take in excess of the Annual withdrawal amount will reduce your benefit base on a pro rata basis. Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically “reset” to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the date of annuitization. See “Annual reset options”.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special Money Market DCA program designated for the Protected Benefit account variable investment options will fund your GMIB. These amounts will be included in your GMIB benefit base and will become part of your Protected Benefit account value. See “Allocating your contributions” for more information.

For example:

You purchase a Universal VIA Generation Income contract at age 55 with an initial contribution of $100,000 and allocate $60,000 to the Protected Benefit account variable investment options and $40,000 to the Investment account variable investment options. Your initial GMIB benefit base will be $60,000.

You can fund your GMIB benefit by allocating money to the Protected Benefit account variable investment options (either directly or through a Special Money Market DCA program) immediately or at some later date. Allocations to the Protected Benefit account variable investment options also fund your Guaranteed minimum death benefit.

Annual Roll-up rate

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GMIB benefit base for the contract year in which the first withdrawal is made from your Protected Benefit account and all subsequent contract years. The Deferral Roll-up rate is used to calculate amounts credited to your GMIB benefit base in the contract years prior to the first withdrawal from your Protected Benefit account. The Deferral Roll-up rate is described below. Please note that the Annual Roll-up rate and the Deferral Roll-up rate may be the same.

The initial Annual Roll-up rate is the Annual Roll-up rate that applies during the first seven years of your contract. The initial Annual Roll-up rate is specified in the Rate Sheet Supplement and will not be less than the guaranteed Roll-up floor. Thereafter, the renewal Annual Roll-up rate applies. The renewal Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but the minimum rate will be the greater of the guaranteed Roll-up floor and the Ten-Year Treasuries Formula Rate (which is the same calculation used for the minimum renewal Deferral Roll-up rate), but never greater than 8%. The renewal Annual Roll-up rate will be set at our discretion, subject to the above stated minimum. We reserve the right, however, to declare a renewal Annual Roll-up rate that is greater than 8%.

●	Ten-Year Treasuries Formula Rate. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 2.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

The “Ten-Year Treasuries Formula Rate” used with the renewal Annual Roll-up rate is identical to the “Deferral Ten-Year Treasuries Formula Rate” used with the renewal Deferral Roll-up rate.

Deferral Roll-up rate

The Deferral Roll-up rate is only used to calculate amounts credited to your GMIB benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protected Benefit account. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount under the GMIB. Please note that the Deferral Roll-up rate and the Annual Roll-up rate may be the same.

Beginning with the first contract year in which you fund your Protected Benefit account, the Roll-up amount credited to your GMIB benefit base at the end of the contract year (the “Deferral Roll-up amount”) will be calculated using the Deferral Roll-up rate. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and the Deferral Roll-up rate will no longer apply to your contract. Instead, the Annual Roll-up amount will be credited.

The Deferral Roll-up rate, if higher than the Annual Roll-up rate, may provide an incentive to defer taking your first withdrawal from your Protected Benefit account. If the Deferral Roll-up rate and the Annual Roll-up rate are the same, this incentive for deferring withdrawals is not applicable.

The initial Deferral Roll-up rate is the Deferral Roll-up rate that applies during the first seven years of your contract. The initial Deferral Roll-up rate is specified in the Rate Sheet Supplement and will not be less than the guaranteed Roll-up floor. Thereafter, the renewal Deferral Roll-up rate applies. The renewal Deferral Roll-up rate is variable and is tied to the Deferral Ten-Year Treasuries Formula Rate described below. The minimum renewal Deferral Roll-up rate will be the greater of the guaranteed Roll-up floor and the Ten-Year Treasuries Formula Rate (which is the same calculation used for the minimum renewal Annual Roll-up rate), but never greater than 8%. The renewal Deferral Roll-up rate will be set at our discretion, subject to the above stated minimum. We reserve the right, however, to declare a renewal Deferral Roll-up rate that is greater than 8%.

●	Deferral Ten-Year Treasuries Formula Rate. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 2.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

As described above, both the renewal Annual Roll-up rate and renewal Deferral Roll-up rate will never be less than the guaranteed Roll-up floor or greater than 8% and both use the exact same Ten-Year Treasuries Formula Rate. Therefore, absent the Company using its discretion to set higher rates than the required minimum rates, the renewal Annual Roll-up rate and renewal Deferral Roll-up rate will be the same. You should not rely on the Company using its discretion to set a renewal Deferral Roll-up rate or a renewal Annual Roll-up rate higher than the minimum guaranteed rate.

It is important to note that on each contract date anniversary, we will apply either the Annual Roll-up rate or the Deferral Roll-up rate to your GMIB benefit base based on whether you have ever taken a withdrawal from the Protected Benefit account. In statements we provide you, we will show you the Roll-up amounts under both rate scenarios. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up rate will no longer be shown on your statements.

Initial Roll-up rates. At contract issue, an initial Annual Roll-up rate and Deferral Roll-up rate will apply during your first seven contract years and are specified in the respective Rate Sheet Supplements. Absent the Company using its discretion to set higher rates than the required minimum rates, the initial Annual Roll-up rate and initial Deferral Roll-up rate will be the same. The initial Roll-up rate is the Roll-up rate in effect at the time your contract is issued (subject to the Rate lock-in period rules described below). After your first seven contract years, the renewal Roll-up rates will never be less than the guaranteed Roll-up floor or, if greater, the Ten-Year Treasuries Formula Rate, and never greater than 8%.

The initial Annual Roll-up rate and Deferral Roll-up rate that apply during your first seven contract years are specified in the respective Rate Sheet Supplements.

Once a contract is issued with the Initial Roll-up rates then in effect, those rates will be applicable for the first seven contract years. Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the first seven contract years will get the initial Roll-up rates as described above. The Initial Roll-up rates are no longer applicable starting in the eighth year of your contract, regardless of when you fund the Protected Benefit account. See “Renewal rates” for the Roll-up rates that apply once the Initial Roll-up rates expire.

As noted in this section, funding of the GMIB is only permitted starting at age 55. If you purchase your contract at a younger age, the Initial Roll-up rates may not apply to you (i) for the full seven years in which they are in effect or (ii) at all, as illustrated in the following chart:

Age at time of	Contract years for which the Initial Roll-up contract purchase rates will apply*
55 or older	Full first 7 contract years
54	Portion of 1st contract year plus contract years 2-7
53	Portion of 2nd contract year plus contract years 3-7
52	Portion of 3rd contract year plus contract years 4-7
51	Portion of 4th contract year plus contract years 5-7
50	Portion of 5th contract year plus contract years 6-7
49	Portion of 6th contract year plus contract year 7
48	Portion of 7th contract year
47 or younger Never

*	For contract owners age 54 or younger at time of contract purchase, your birthday will determine the size of the portion of the contract year during which the Initial Roll-up rates apply. For example, if you signed your contract at age 51 on March 1 and your birthdate is April 1, the Initial Roll-up rates will apply for eleven months of your fourth contract year, starting on April 1 of that year.

Rate lock-in period. If your contract is issued within the Rate lock-in period (generally 75 days from the date you sign your application), your Initial Roll-up rates will not decrease, even if a new Rate Sheet Supplement with a lower rate becomes effective before your contract is issued. However, if your contract is issued during the Rate lock-in period but after the rate effective date of a subsequent Rate Sheet Supplement that remains effective through your contract issue date, you will get the benefit of any rate increase. Specifically, during the Rate lock-in period:

●	If a subsequent Rate Sheet Supplement becomes effective with a lower initial Annual Roll-up rate and lower initial Deferral Rollup rate before we issue your contract, your contract will be issued with the initial Annual Roll-up rate and initial Deferral Roll-up rate that were in effect on the application signed date.

●	If a subsequent Rate Sheet Supplement becomes effective with a higher initial Annual Roll-up rate and higher initial Deferral Rollup rate before we issue your contract, your contract will be issued with the initial Annual Roll-up rate and initial Deferral Roll-up rate in effect when your contract is issued.

●	If a subsequent Rate Sheet Supplement with a lower initial Annual Roll-up rate and a higher initial Deferral Roll-up rate becomes effective before we issue your contract, your contract will be issued with the initial Annual Roll-up rate in effect on the date you signed your application and the initial Deferral Roll-up rate in effect on the contract issue date. Similarly, if a subsequent Rate Sheet Supplement becomes effective with a lower initial Deferral Roll-up rate and a higher initial Annual Roll-up rate before we issue your contract, your contract will be issued with the initial Deferral Roll-up rate in effect on the date you signed your application and the initial Annual Roll-up rate in effect on the contract issue date.

In short, if your contract is issued during the Rate lock-in period but after a change to the initial Annual Roll-up rate or initial Deferral Roll-up rate from the application date becomes effective and remains effective through your contract issue date, you will receive the benefit of any rate increase and protection from rate decreases to the extent discussed here.

If we do not issue your contract within the Rate lock-in period, then your Initial Roll-up rates will be the rates in effect on the date we issue your contract. However, our procedures may result in the return of your application if we do not receive your initial contribution within 75 days of the date you sign your application.

Examples:

●	You sign your application for a contract on September 15th. On that date the initial Annual Roll-up rate and Deferral Roll-up rates are 5.50% and 5.50%, respectively. Your initial contribution is received by way of a rollover contribution on October 5th and the contract is issued the same day. On that date the initial Annual Roll-up rate and Deferral Roll-up rates are 5.25% and 5.25%, respectively. In this example, your contract will be issued with the rates that were “locked in” at the time you signed your application, not the lower rates that were in effect on the date your contract was issued.

●	You sign your application for a contract on October 15th. On that date the initial Annual Roll-up rate and Deferral Roll-up rates are 5.00% and 5.00%, respectively. Your initial contribution is received by way of a rollover contribution on November 5th and the contract is issued the same day. On that date the Annual Roll-up rate and Deferral Roll-up rates are 5.00% and 5.25%, respectively. In this example, your contract will be issued with the initial Annual Roll-up rate (5.00%) that was “locked-in” at the time you signed your application and the initial Deferral Roll-up rate (5.25%) that was in effect at the time your contract was issued, not the lower initial Deferral Roll-up rate that was in effect on the date your application was signed.

Please note: The guaranteed Roll-up floor is not subject to the Rate lock-in period. This means that:

●	If a subsequent Rate Sheet supplement with a lower guaranteed Roll-up floor becomes effective after you sign your application and we issue you a contract based on that application (either during or after the Rate lock-in period), your guaranteed Roll-up floor will not decrease.

●	If a subsequent Rate Sheet Supplement with a higher guaranteed Roll-up floor becomes effective after you sign your application, remains effective through your contract issue date and we issue you a contract based on that application (either during or after the Rate lock-in period), your guaranteed Roll-up floor will increase to match the higher rate.

Renewal rates. As discussed in “Annual Roll-up rate” and “Deferral Roll-up rate”, after the first seven contract years, a new Annual Roll-up rate will apply to your contract. A new Deferral Roll-up rate will also apply provided you have never taken a withdrawal from your Protected Benefit account. These “Renewal rates” may be equal, and will never be less than the guaranteed Roll-up floor, or, if greater, the underlying Treasuries Formula Rate (which is identical for both Renewal Rates), and never higher than 8%. You should not rely on the Company using its discretion to set a higher renewal Deferral Roll-up rate or a higher renewal Annual Roll-up rate.

These Renewal rates may be more than or less than, or equal to, your initial Annual Roll-up rate and Deferral Roll-up rate. We also reserve the right to set new initial rates that are higher than Renewal rates.

Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special Money Market DCA program and any contribution amounts in a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options, after the first day of any contract year will get the Annual Roll-up rate and Deferral Roll-up rate in effect as of the most recent contract date anniversary.

Notification of Annual Roll-up rate and Renewal rates. If you elected the GMIB, the Rate Sheet Supplements will indicate the Annual Roll-up rate and Deferral Roll-up rate in effect for the first seven years of your contract. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund the GMIB after the Initial Roll-up rates have expired, you can contact a Customer Service Representative or visit www.universalpr.com to find out the current Annual Roll-up rate and if applicable, the Deferral Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year’s Annual Roll-up rate or Deferral Roll-up rate (whichever applies) for your contract. This information can also be found online through your Client portal.

The Annual Roll-up rate is used to calculate your Annual with-drawal amount and the credit to your GMIB benefit base if you have taken a withdrawal from your Protected Benefit account. The Deferral Roll-up rate is used to calculate the credit to your GMIB benefit base until the first withdrawal is made.

GMIB benefit base “Roll-up”

Your GMIB benefit base starts increasing, or rolling up, on the date you first fund your Protected Benefit account and stops rolling up on the date that is the earlier of (a) the 20th contract date anniversary that occurs after the date you first fund the Protected Benefit account and (b) the date of annuitization.

GMIB Roll-up period— the period during which the GMIB benefit base increases (or “rolls up”) annually by an amount determined by the Deferral Roll-up rate or Annual Roll-up rate, as applicable. The GMIB Roll-up period commences on the date you first fund the Protected Benefit account and ends on date that is the earlier of (a) the 20th contract date anniversary that occurs after the date you first fund the Protected Benefit account and (b) the date of annuitization. If you first fund the Protected Benefit account (a) on either the contract issue date or a subsequent contract date anniversary and (b) prior to your 76th birthday, the GMIB Roll-up period will be a full 20 years.

The GMIB Roll-up period can be a full 20 years. However, because the GMIB Roll-up period always ends on a contract date anniversary, your GMIB Roll-up period may be less than 20 years if you first fund the Protected Benefit account on a date other than your contract date anniversary. To ensure your GMIB benefit base rolls up for 20 complete years, you should first fund your GMIB benefit base (a) on either the contract issue date or a subsequent contract date anniversary and (b) prior to your 76th birthday.

See “Annual Roll-up amount and annual GMIB benefit base adjustment” and “Deferral Roll-up amount and annual GMIB benefit base adjustment” for information on how your benefit base rolls up during the GMIB Roll-up period.

During the GMIB Roll-up period, additional contributions or transfers to the Protected Benefit account are added to your GMIB benefit base on the date they are made and included in the applicable roll-up calculation. However, these amounts are not assigned a separate GMIB Roll-up period and will stop rolling upon the end date of the GMIB Roll-up period that was determined when you first funded the Protected Benefit account.

After the GMIB Roll-up period ends, your GMIB benefit base will no longer roll up but can still increase by the amount of any additional contributions to the Protected Benefit account, if permitted, and through operation of the reset feature. See “GMIB benefit base reset” for more information.

For single-owned contracts, the date at which Lifetime GMIB payments must begin triggers the last possible end date of the GMIB Roll-up period. For jointly-owned contracts, that date is based on the older owner’s age.

For contracts with non-natural owners, the end date of the GMIB Roll-up period will be based on the annuitant’s (or older joint annuitant’s) age.

The amount of the deduction for an “Excess withdrawal” and the deduction for the Annual withdrawal amount are described under “How withdrawals affect your Guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.

As discussed in this section, your GMIB benefit base is not an account value or cash value. As a result, the GMIB benefit base cannot be split or divided in any proportion in connection with a divorce. See “How divorce may affect your contract and Guaranteed benefits” in “More information.”

Please see Appendix “Guaranteed benefit base examples” for an example of how the GMIB benefit base is calculated.

Beginning with the contract year in which you fund your Protected Benefit account until the end of the GMIB Roll-up period, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base. The portion of a withdrawal in excess of your Annual withdrawal amount will reduce your GMIB benefit base on a pro rata basis. See “Annual withdrawal amount”. If you take withdrawals in order to satisfy your RMD obligations, the amount by which your total withdrawals exceed your Annual withdrawal amount will be treated as an Excess withdrawal that reduces your GMIB benefit base on a pro rata basis. See “RMDs for contracts with GMIB” in the “Accessing your money” section of this Prospectus.

GMIB benefit base reset

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically “reset” to equal the Protected Benefit account value, if higher, on every contract date anniversary from the date you first fund your Protected Benefit account, up to the contract annuitization date. You must notify us in writing that you want to opt out of any automatic reset program. You can send us a written request to opt back in to an automatic reset program at a later date. We reserve the right to change or discontinue our reset programs at any time.

If a reset is not applicable on your contract date anniversary, the GMIB benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the GMIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

Annual reset options. You will be enrolled in the automatic annual reset program.

one-time reset option — resets your GMIB benefit base on a single contract date anniversary.

automatic annual reset program — automatically resets your GMIB benefit base on each contract date anniversary you are eligible for a reset.

automatic customized reset program — automatically resets your GMIB benefit base on each contract date anniversary, if eligible, for the period you designate.

One-time reset requests will be processed as follows:
(i)	if your request is received within 30 days following your contract date anniversary, your GMIB benefit base will be reset, if eligible, as of that contract date anniversary. If your GMIB benefit base was not eligible for a reset on that contract date anniversary, your one-time reset request will be terminated;
(ii)	if your request is received outside the 30 day period following your contract date anniversary, your GMIB benefit base will be reset, if eligible, on the next contract date anniversary. If your GMIB benefit base is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least one business day prior to your contract date anniversary to terminate your reset program for such contract date anniversary. Cancellation requests received after this window will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see “How to reach us”.

Effect of GMIB Benefit Base Resets. It is important to note that once you have reset your GMIB benefit base, a new waiting period to exercise the GMIB will apply from the date of the reset. Your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 95. See “GMIB Exercise rules” and “How withdrawals affect your Guaranteed benefits “for more information. Please note that in most cases, resetting your GMIB benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See “Charges and expenses”.

Owners of traditional IRA contracts should consider the effect of the waiting period on the requirement to take lifetime required minimum distributions before resetting the GMIB benefit base. . If a traditional IRA contract owner or a plan participant must begin taking lifetime required minimum distributions during the 10-year waiting period, the individual may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle. See “How withdrawals affect your Guaranteed benefits” and “Lifetime required

Annual Roll-up amount and annual GMIB benefit base adjustment

The Annual Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary if there has ever been a withdrawal from your Protected Benefit account. The Annual Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base. This amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract (which may be the same rate as the applicable Deferral Roll-up rate), contributions and transfers to the Protected Benefit account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year.

Your initial Annual Roll-up amount for the contract year in which you first funded the Protected Benefit account is calculated as follows:

●	The amount of your initial contribution to the Protected Benefit account, multiplied by:

●	The Annual Roll-up rate that was in effect on date of your initial contribution to the Protected Benefit account; less

●	Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

●	A pro-rated Roll-up amount for any additional contribution to the Protected Benefit account variable investment options during the contract year; plus

●	A pro-rated Roll-up amount for any transfer from the Investment account to the Protected Benefit account variable investment options during the contract year; plus

●	A pro-rated Roll-up amount for any contribution amounts made during the contract year to a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

Your Annual Roll-up amount at the end of each subsequent contract year is calculated as follows:

●	Your GMIB benefit base on the preceding contract date anniversary, multiplied by

●	The Annual Roll-up rate that was in effect on the first day of the contract year; less

●	Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

●	A pro-rated Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

●	A pro-rated Roll-up amount for any transfer from the Investment account to the Protected Benefit account variable investment options during the contract year; plus

●	A pro-rated Roll-up amount for any contribution amounts made during the contract year to a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A pro-rated Roll-up amount is based on the number of days remaining in the contract year after the contribution or transfer.

Withdrawals in excess of your Annual withdrawal amount are Excess withdrawals. Excess withdrawals will not reduce your Annual Roll-up amount or Annual withdrawal amount to less than zero. However, Excess withdrawals reduce your GMIB benefit base on a pro rata basis, which can have a significant negative impact on the benefit base amount and your future Lifetime GMIB payments. See “How withdrawals affect your guaranteed benefit base” for more information.

Deferral Roll-up amount and annual GMIB benefit base adjustment

The Deferral Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protected Benefit account. The amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the applicable Deferral Roll-up rate under your contract (which may be the same rate as the applicable Annual Roll-up rate) and contributions and transfers to the Protected Benefit account during the contract year. The Deferral Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base.

Your Deferral Roll-up amount for the contract year in which you first funded the Protected Benefit account is calculated as follows:

●	The amount of your initial contribution to the Protected Benefit account, multiplied by:

●	The Deferral Roll-up rate that was in effect on date of your initial contribution to the Protected Benefit account; plus

●	A pro-rated Deferral Roll-up amount for any additional contribution to the Protected Benefit account variable investment options during the contract year; plus

●	A pro-rated Deferral Roll-up amount for any transfer from the Investment account to the Protected Benefit account variable investment options during the contract year; plus

●	A pro-rated Deferral Roll-up amount for any contributions made during the contract year to a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

Your Deferral Roll-up amount at the end of each subsequent contract year is calculated as follows:

●	your GMIB benefit base on the preceding contract date anniversary, multiplied by

●	the Deferral Roll-up rate that was in effect on the first day of the contract year; plus

●	a pro-rated Deferral Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

●	a pro-rated Deferral Roll-up amount for any transfer from the Investment account to the Protected Benefit account variable investment options during the contract year; plus

●	a pro-rated Deferral Roll-up amount for any contribution amounts made during the contract year to a Special Money Market DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A pro-rated Deferral Roll-up amount is based on the number of days remaining in the contract year after the contribution or transfer.

The GMIB benefit base stops rolling up on the last date of the GMIB Roll-up period. Thereafter, your GMIB benefit base is frozen, which means:

●	The benefit base no longer rolls up.

●	Any withdrawals you take up to the Annual withdrawal amount each year will not reduce your benefit base.

●	Any withdrawals you take in excess of the Annual withdrawal amount are Excess withdrawals that will reduce your benefit base on a pro rata basis.

●	Contributions and transfers to the Protected Benefit account are permitted and will increase your benefit base on a dollar-for-dollar basis.

●	The benefit base remains eligible for increases through operation of the reset feature.

Annual withdrawal amount

(Applicable prior to the beginning of Lifetime GMIB payments)

Your Annual withdrawal amount for the contract year in which you first fund the Protected Benefit account (the “initial Annual withdrawal amount”) is calculated on the date you first fund the Protected Benefit account, and is equal to:

●	the Annual Roll-up rate in effect on that date, multiplied by

●	the GMIB benefit base on that date (which is the amount you allocated to the Protected Benefit account).

If you first funded the Protected Benefit account on a date other than your contract date anniversary, your initial Annual withdrawal amount is pro-rated based on the number of days remaining before your next contract date anniversary. If you subsequently make additional contributions or transfers to the Protected Benefit account prior to the next contract date anniversary, your initial Annual withdrawal amount will increase on the date of such contribution or transfer by a pro-rated amount based on the number of days remaining before your next contract date anniversary. Your initial Annual withdrawal amount will be reduced by the amount of any withdrawals you make before your next contract date anniversary on a dollar-for-dollar basis.

For example, assume that you first fund your Protected Benefit account on first day of the contract year by making a contribution of $10,000 to your Protected Benefit account variable investment options. On that date, your GMIB benefit base will be $10,000. Your initial Annual withdrawal amount is equal to $500, calculated as follows:

●	5% (the current Annual Roll-up rate) multiplied by

●	$10,000 (your GMIB benefit base)

Further assume that on the 146th day of that contract year you make an additional contribution to the Protected Benefit account of $5,000. Your initial Annual withdrawal amount increases by $151 (the pro-rated Roll-up amount for the contribution), calculated as:

●	$5,000 (the additional contribution) multiplied by

●	5% (the current Annual Roll-up rate) multiplied by

●	219/365 (fraction representing the number of days remaining in a 365-day contract year for which the contribution receives credit toward the Annual withdrawal amount)

Your Annual withdrawal amount for each subsequent contract year is calculated on each contract date anniversary beginning with the contract year that follows the contract year in which the Protected Benefit account is first funded, and is equal to:

●	the Annual Roll-up rate in effect at the time, multiplied by

●	the GMIB benefit base as of the most recent contract date anniversary.

If you make additional contributions or transfers to the Protected Benefit account prior to the next contract date anniversary, including amounts transferred from a Special Money Market DCA program, your Annual withdrawal amount will increase on the date of such contribution or transfer by a pro-rated amount based on the number of days remaining before your next contract date anniversary.

Beginning with the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GMIB benefit base and adversely affecting your Lifetime GMIB payments. It is important to note that withdrawals in excess of your Annual withdrawal amount will have a harmful effect on both your GMIB benefit base and Lifetime GMIB payments. An Excess withdrawal that reduces your Protected Benefit account to zero will cause your GMIB to terminate.

Beginning with the contract year in which your Protected Benefit account was first funded, the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount, and all subsequent withdrawals from your Protected Benefit account in that contract year, will always reduce your GMIB benefit base on a pro rata basis. This is referred to as an “Excess withdrawal”. The reduction of your GMIB benefit base on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current GMIB benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your benefit base in cases where the Protected Benefit account value is less than the benefit base. For an example of how a pro rata reduction works, see “How withdrawals affect your Guaranteed benefits” and, for examples of how withdrawals affect your Annual withdrawal amount, see Appendix “Examples of how withdrawals affect your Guaranteed benefit bases”.

Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect for your contract at the beginning of the contract year. The Deferral Roll-up rate, described above, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year.

Taking all or a portion of your Annual withdrawal amount reduces your free withdrawal amount on a dollar-for-dollar basis. See “Free withdrawal amount” in “Charges and expenses”.

Your Annual withdrawal amount may be more than or less than your Lifetime GMIB payments. Please refer to the beginning of this “Guaranteed minimum income benefit” and “Lifetime GMIB payments” for more information about Lifetime GMIB payments.

Example of how your Annual withdrawal amount; Annual Roll-up amount; Deferral Roll-up amount and annual GMIB benefit base adjustment; and the effect of an Excess withdrawal is calculated.

Annual withdrawal amount. Assume you make a contribution of $200,000 and allocate $100,000 to your Protected Benefit account variable investment options and $100,000 to your Investment account variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protected Benefit account variable investment options. Also assume that your Annual Roll-up rate is 5% and your Deferral rate is 5% in each contract year. Accordingly, your GMIB benefit base on your third contract date anniversary is $121,013.

The GMIB benefit base of $121,013 is calculated as follows:

You start with $100,000 allocated to the Protected Benefit account variable investment options. This amount is your initial GMIB benefit base.

—	The first Deferral Roll-up amount increases your GMIB benefit base to $105,000. ($100,000 + $5,000)

$100,000 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,000 (Deferral Roll-up amount)

—	The second Deferral Roll-up amount increases your GMIB benefit base to $110,250. ($105,000 + $5,250)

$105,000 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,250 (Deferral Roll-up amount)

—	Your $5,000 transfer from the Investment account at the beginning of contract year three increases your GMIB benefit base to $115,250. ($110,250 + $5,000)

—	The third Deferral Roll-up amount increases your GMIB benefit base to $121,013. ($115,250 + $5,763)

$115,250 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,763 (Deferral Roll-up amount)

Your Annual withdrawal amount as of the beginning of contract year four is equal to $6,051, calculated as follows:

●	$121,013 (GMIB benefit base as of your most recent contract date anniversary) multiplied by:

●	5% (your current Annual Roll-up rate) equals:

●	$6,051

Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount.

Annual Roll-up amount and annual benefit base adjustment. Further assume that during contract year four (on the 146th day of the contract year), you make a contribution of $10,000 to your Protected Benefit account variable investment options, making your current GMIB benefit base after the contribution $131,013. Also assume that you withdraw your full Annual withdrawal amount of $6,051 during contract year four.

On your fourth contract date anniversary, your Annual Roll-up amount is equal to $300, calculated as follows:

●	5% (your current Annual Roll-up rate) multiplied by

●	$121,013 (your GMIB benefit base as of your most recent contract date anniversary) minus

●	$6,051 (the Annual withdrawal amount, which was withdrawn) plus

●	$300 (the daily pro-rated Roll-up amount for the contribution: $10,000 x 5% x 219/365* = $300)

●	equals $300

*	This fraction represents the number of days in a 365-day contract year that the contribution would have received credit toward the Roll-up amount.

Please note that the withdrawal in contract year four terminated the Deferral Roll-up rate. Therefore on the fourth contract date anniversary, the Annual Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted GMIB benefit base is $131,313 ($131,013 + $300).

Effect of an Excess withdrawal. In contract year four, assume instead that you make a withdrawal of $9,051 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $6,051 ($9,051 – $6,051 = $3,000). Further, assume that your Protected Benefit account value at the time of this withdrawal is $100,000. As described in this section, Excess withdrawals reduce your GMIB benefit base on a pro-rata basis. Accordingly, your GMIB benefit base is reduced by $3,930 at the time of the withdrawal, calculated as follows:

●	$131,013 (your current GMIB benefit base: $121,013 + $10,000) multiplied by

●	3% (the percentage of your current Protected Benefit account value that was withdrawn in excess of your Annual withdrawal amount) equals

●	$3,930

On your fourth contract date anniversary, your adjusted GMIB benefit base is $127,383, calculated as follows:

●	$127,083 (your GMIB benefit base adjusted to reflect the Excess withdrawal: $131,013 – $3,930) plus

●	$300 (your Annual Roll-up amount) equals

●	$127,383

Please note that the Excess withdrawal in contract year four terminated the GMIB no-lapse guarantee. Please see the following section for more information about the no-lapse guarantee.

See Appendix “Examples of how withdrawals affect your Guaranteed benefit bases” for more examples of how withdrawals affect your Guaranteed benefit bases and Annual withdrawal amount.

GMIB “no-lapse guarantee”

In general, if your Protected Benefit account value falls to zero (except as discussed below), the GMIB will be exercised automatically, based on the owner’s (or older joint owner’s, if applicable) current age and GMIB benefit base as follows:

●	You will be issued a life only supplementary contract based on a single life. Upon exercise, your Guaranteed minimum death benefit will be terminated.

●	You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

Poor investment performance of the Protected Benefit account variable investment options or payment of applicable charges may contribute to your Protected Benefit account value falling to zero but will not cause the no-lapse guarantee to terminate.

The no-lapse guarantee will terminate under the following circumstances:

●	If you take an Excess withdrawal in any contract year following the contract year in which you first fund your Protected Benefit account.

●	Upon the contract annuitization date.

The no-lapse guarantee will not be voided by any withdrawals from your Protected Benefit account in the contract year in which you first fund your Protected Benefit account.

If you were enrolled in the Maximum Payment Plan or Customized Payment Plan, the frequency of your Lifetime GMIB payments will be the same based on the payment frequency you elected. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

If you were not enrolled in the Maximum Payment Plan or Customized Payment Plan, you will begin receiving your Lifetime GMIB payments annually one calendar year after the date that the Protected Benefit account value fell to zero. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

Exercise of GMIB

On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB. You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant’s life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See “Withdrawing your account value” in “Accessing your money”. Payments end with the last payment before the annuitant’s (or joint annuitant’s, if applicable) death.

Please see “Exercise of the GMIB in the event of a GMIB fee increase” under “Charges and expenses” for more information on exercising your GMIB upon notice of a change to the GMIB fee.

GMIB exercise rules. The latest date you may exercise the GMIB is the contract annuitization date. If the GMIB is exercised on any contract date anniversary prior to age 95, the GMIB benefit base is reduced by any remaining withdrawal charge. If the GMIB is exercised as a result of triggering of the no-lapse guarantee, any applicable withdrawal charges are waived.

The earliest date on which you are eligible to exercise the GMIB is calculated as follows:

●	If the date you first funded the Protected Benefit account was on your contract date — you are eligible to exercise the GMIB within 30 days following your 10th contract date anniversary.

●	If the date you first funded the Protected Benefit account was on a contract date anniversary — you are eligible to exercise the GMIB within 30 days following the 10th contract date anniversary after you first funded your Protected Benefit account.

●	If the date you first funded the Protected Benefit account was not on your contract date or a contract date anniversary — you are eligible to exercise the GMIB within 30 days following the 10th contract date anniversary that occurs after the contract date anniversary immediately preceding the date you first funded the Protected Benefit account.

If you exercise the GMIB and then take a withdrawal from the Protected Benefit account within the 30 days between the applicable contract date anniversary and the date on which the GMIB exercise takes effect, your GMIB benefit base will be reduced on a dollar-for-dollar basis by the amount of the withdrawal (or on a pro-rata basis if the withdrawal was an Excess withdrawal).

The GMIB guarantees annual lifetime payments (“Lifetime GMIB payments”), which will begin at the earliest of:

(i)	the next contract year following the date your Protected Benefit account value falls to zero (provided the no-lapse guarantee is in effect);

(ii)	the contract date anniversary following your 95th birthday; or

(iii)	your election to exercise the GMIB.

Your Lifetime GMIB payments will be calculated as described in this section. Whether your Lifetime GMIB payments are triggered by age 95, the no-lapse guarantee, or your election to exercise the GMIB, we use the same calculation to determine the amount of the payments. Please note that withdrawal charges, if any, may apply if you elect to exercise the GMIB.

For single owner contracts, the payout can be either based on a single life (the owner’s life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly-owned contracts, payments can be based on a single life (the life of the older owner) or joint lives. For non-natural owners, payments are based on the annuitant or joint annuitant’s life. In the cases of (a) a joint-owned contract that is continued as a single-owned contract by the younger spouse after the death of the older spouse and (b) a single-owned contract that is continued by the spousal beneficiary followed by the death of the owner, we will always apply joint life annuity purchase rates when calculating GMIB periodic payments, even if the single life payout option had been elected.

Lifetime GMIB payments. Your Lifetime GMIB payments are calculated by applying your GMIB benefit base (less any applicable withdrawal charge remaining) to the guaranteed GMIB annuity purchase factors specified in Appendix “GMIB Annuity purchase factors”.

GMIB annuity purchase factors. Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and base contract annuity payout options. GMIB annuity purchase factors are based on the owner’s (and any younger joint owner’s) age, frequency of payment, are the same regardless of gender, and are generally more conservative than the base contract annuity purchase factors.

Base contract annuity payout options are discussed under “Your annuity payout options” in “Accessing your money”. Base contract annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner’s (and any joint owner’s) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options than those specified in your contract.

Exercising the GMIB when your Protected Benefit account value falls to zero. If your Protected Benefit account value is zero as described under “GMIB “no-lapse guarantee”“, we will use your GMIB benefit base as of the day your Protected Benefit account value was reduced to zero. On the day your Protected Benefit account value is reduced to zero, we calculate your GMIB benefit base using the same formula as described under “GMIB benefit base”. If your Protected Benefit account was reduced to zero on a date other than your contract anniversary, we will include a pro rata portion of the applicable Roll-up amount in your GMIB base. Withdrawal charges, if any, will not apply under these circumstances.

Example — Calculating the GMIB benefit base when your Protected Benefit account value falls to zero:

Assume your Protected Benefit account value goes to zero after six months of the 10th contract year and that the Annual Roll-up rate is 5%. Assume further that at the beginning of the 10th contract year, your GMIB benefit base was $100,000 and that you made no contributions or transfers to the Protected Benefit account or any withdrawals during that contract year.

The GMIB benefit base on the day your Protected Benefit account value was reduced to zero would be $102,500, calculated as follows:

●	$100,000 (the GMIB benefit base at the start of the 10th contract year) plus

●	$5,000 (the Annual Roll-up amount of $100,000 multiplied by the Annual Roll-up rate of 5%) minus

●	$2,500 (the Annual Roll-up amount reduced to reflect that the GMIB benefit base no longer rolls up after the Protected Benefit account value falls to zero) equals

●	$102,500

If your Protected Benefit account value is reduced to zero on your contract date anniversary as the result of the deduction of charges under the contract, we will add any remaining Annual Roll-up amount, or if applicable, your Deferral Roll-up amount, to your GMIB benefit base.

If the GMIB is exercised under any of the three events as described above, and you have no Investment account value, the following applies:

(i)	We will issue a supplementary contract with the same owner and beneficiary.

(ii)	Your current contract, including the Guaranteed minimum death benefit will be terminated.

If the GMIB is exercised under any of the three events as described above, and you have Investment account value, the following applies:

(i)	We will issue a supplementary contract for the Protected Benefit account with the same owner and beneficiary. The Investment account under your current contract will continue to be in force.

(ii)	Your Lifetime GMIB payment will not reduce your Investment account value.

(iii)	Your Guaranteed minimum death benefit will be terminated.

(iv)	For IRA contracts, your RMD payments will be based solely on your Investment account value and may only be withdrawn from your Investment account.

Exercising the GMIB when your Protected Benefit account value is greater than zero. If you elect to exercise the GMIB and your Protected Benefit account value has not fallen to zero before the contract annuitization date, the following applies:

(i)	We will issue a supplementary contract with the same owner and beneficiary.

(ii)	The lifetime annual payment amount you receive will be the greater of the Lifetime GMIB payment amount or the income derived from applying your Protected Benefit account value to our current or guaranteed annuitization factors. This lifetime annual payment amount may be lower than your Annual withdrawal amount depending on your age, current annuitization factors, and your Protected Benefit account and GMIB benefit base values at the time you exercise the GMIB.

Example: Assume that the current annuitization factors are greater than the guaranteed annuitization factors. A male contract owner who is age 95 and has a $100,000 GMIB benefit base and $50,000 in Protected Benefit account value and no Investment account value would receive the greater of the following:

(i)	Current annuitization factor (which is subject to change) of 0.176628 applied to his $50,000 Protected Benefit account value, which equals an annual payment of $8,832, or

(ii)	The GMIB annuity purchase factor (in this example, it would be 6.925%) applied to his $100,000 GMIB benefit base, which equals an annual Lifetime GMIB payment of $6,925.

In this example, the contract owner’s annual payment would be $8,832.

Exercising the GMIB through the no-lapse guarantee when your Protected Benefit account value falls to zero. If your Protected Benefit account value falls to zero and the no-lapse guarantee is in effect, the GMIB is exercised automatically and you will receive Lifetime GMIB payments. This annual Lifetime GMIB payment amount may be lower than your Annual withdrawal amount, depending on your age at the time the GMIB is exercised and whether you elect to be paid on a single or joint life basis.

See Appendix “GMIB Annuity purchase factors” for the GMIB annuity purchase factors that apply to your contract.

Please note:

●	Exercising the GMIB provides you with a guaranteed annual lifetime payment that is not intended to replace the annual income you can receive by withdrawing the Annual withdrawal amount prior to exercising the GMIB. The annual Lifetime GMIB payment amount you receive is based on conservative actuarial factors and may be lower than your Annual withdrawal amount.

●	At most GMIB exercise ages, the annual Lifetime GMIB payment amount will be less than your Annual withdrawal amount. Accordingly, you should not deplete your Protected Benefit account value through withdrawals in reliance on receiving a similar amount of annual income through Lifetime GMIB payments.

For example, assume that a male contract owner who is age 80 and has a $100,000 GMIB benefit base, and his Protected Benefit account value falls to zero through systematic withdrawals of the Annual withdrawal amount (e.g., $5,000 as of the most recent contract date anniversary) and poor investment performance. Further assume that the no-lapse guarantee is in effect and the GMIB is automatically exercised.

The contract owner’s annual Lifetime GMIB payment would be $4,315, which is calculated by applying the GMIB annuity purchase factor for his age of 80 (in this example, it would be 4.315%) to his $100,000 GMIB benefit base. In this case, the annual Lifetime GMIB payment is $685 less than the most recent Annual withdrawal amount.

Any remaining Investment account value will be annuitized under a separate contract based on one of the annuity payout options discussed under “Your annuity payout options” in “Accessing your money”.

Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Investment account value will be terminated.

If you elected the GMIB and your Protected Benefit account value falls to zero due to an Excess withdrawal, we will terminate your GMIB and you will receive no payment or supplementary life annuity contract, even if your GMIB benefit base is greater than zero.

Please see Appendix “Hypothetical illustrations” for an example of how Lifetime GMIB payments are calculated when: (i) a hypothetical Protected Benefit account value falls to zero, and (ii) the annuitant reaches age 95.

Please note:

(i)	if the GMIB benefit base is reset after age 85, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following the owner’s attainment of age 95;

(ii)	if you reset the GMIB benefit base (as described in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 95. Please note that in most cases, resetting your GMIB benefit base will lengthen the waiting period;

(iii)	a spouse beneficiary or younger spouse joint owner under Spousal continuation may continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit and the spouse beneficiary or younger spouse joint owner is eligible to continue the benefit and to exercise the benefit under the applicable exercise rules (described in “Spousal continuation” in the “Benefits available under the contract” section). Spousal beneficiaries between ages 85 and 95 on the date of the owner’s death will have a one-time opportunity to exercise the GMIB subject to the following additional rules. The one-time election will be available only if the original owner died before the contract date anniversary following age 95. In addition, the election to exercise the GMIB must be made no later than one year following the date of the owner’s death. If the GMIB is exercised, the Guaranteed minimum death benefit will be terminated. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she may exercise the GMIB no later than one year following the date of the owner’s death, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner’s death, not her age on the issue date.

(iv)	if the contract is jointly owned and not an IRA contract, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner’s age (if applicable); and

(v)	if the contract is an IRA contract, you can elect to have the Guaranteed minimum income benefit paid either: (a) as a joint life benefit, but only if the joint annuitant is your spouse or (b) as a single life benefit paid on the basis of the older annuitant’s age; and

(vi)	if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the annuitant’s (or older joint annuitant’s, if applicable) age, rather than the owner’s.

See “Effect of the owner’s death” under “Payment of death benefit “for more information.

“Determining your contract’s value “for more information on these guaranteed benefits.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

How withdrawals affect your Guaranteed benefits

Except as otherwise described in this section withdrawals from your Protected Benefit account will reduce your Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 – $16,000).

If your Protected Benefit account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $12,000 ($20,000 – $8,000).

A pro rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro rata basis and your Protected Benefit account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

For purposes of calculating the adjustment to your Guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your Protected Benefit account value. For more information on the calculation of the charge, see “Withdrawal charge”.

If you elected the GMIB with the Highest Anniversary Value death benefit and you take a withdrawal from your Protected Benefit account, your Highest Anniversary Value benefit base will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals (including any applicable withdrawal charges). If you take a withdrawal from your Protected Benefit account and you did not elect the GMIB with the Highest Anniversary Value death benefit, your Highest Anniversary Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges).

Withdrawals affect your GMIB benefit base, as follows:

●	Once you take a withdrawal from your Protected Benefit account, additional contributions to the Protected Benefit account are no longer permitted. Transfers to the Protected Benefit Account continue to be permitted until you make a subsequent contribution to the Investment account, subject to the maximum age restrictions described in “Transferring your money among investment options.”

●	Beginning with the contract year in which you fund your Protected Benefit account if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base.

●	The portion of a withdrawal in excess of the Annual withdrawal amount will reduce the GMIB benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from the Protected Benefit account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from the Protected Benefit account in that contract year will reduce the GMIB benefit base on a pro rata basis.

Dropping or changing your Guaranteed benefits

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Protected Benefit account. If you have not funded your Protected Benefit account, we call this a “pre-funding” drop or change. If you have funded your Protected Benefit account, we call this a “post-funding” drop. Also, in order to make a change to your Guaranteed minimum death benefit, you must meet the eligibility requirements for the new benefit. If you drop a Guaranteed benefit, you will not be permitted to add it back to your contract.

Pre-Funding Drop or Change

Prior to funding your Protected Benefit account, you can drop your GMIB, Guaranteed minimum death benefit, or change your Guaranteed minimum death benefit. For contracts with the GMIB, the Guaranteed minimum death benefit generally cannot be changed without first dropping the GMIB. In Appendix “Dropping or changing your Guaranteed benefits”, we provide a chart that lists the possible Guaranteed benefit combinations under the Universal VIA Generation Income contract and our rules for dropping and changing benefits prior to funding your Protected Benefit account.

Post-Funding Drop

If you funded your Protected Benefit account at issue and contributions to the contract are no longer subject to withdrawal charges, you have the option to drop both your GMIB and Guaranteed minimum death benefit. Also, you can drop your GMIB and retain your Guaranteed minimum death benefit. If you funded your Protected Benefit account after issue, you generally cannot drop your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the date the Protected Benefit account was funded, and (ii) the expiration of the period in which your contract is subject to withdrawal charges.

If you decide to drop all Guaranteed benefits post-funding, we require that you complete the administrative form we provide for this purpose. You must either take a full withdrawal of your Protected Benefit account or make a one-time transfer to the Investment account variable investment options. The Guaranteed benefits and any applicable charges will be terminated as of the business day we receive the properly completed administrative form at our processing office.

Please note that when a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

For contracts with the GMIB, the Guaranteed minimum death benefit cannot be dropped without first dropping the GMIB. In Appendix “Dropping or changing your Guaranteed benefits”, we provide a chart that lists the possible Guaranteed benefit combinations under the Universal VIA Generation Income contract and our rules for dropping and changing benefits if you have already funded your Protected Benefit account.

Dropping or changing your Guaranteed benefits in the event of a fee change. In the event that we exercise our contractual right to change the fee for the GMIB, you may be given a one-time opportunity to drop your Guaranteed benefits or change your GMDB if it is not yet funded, subject to our rules. You may drop or change your Guaranteed benefits only within 30 days of the fee change notification. If you have funded your Protected Benefit account and wish to drop your Guaranteed benefits, the requirement that all withdrawal charges have expired will be waived. See “Fee changes for the Guaranteed minimum income benefit” in “Charges and expenses” and Appendix “Dropping or changing your Guaranteed benefits” for more information.

Guaranteed benefit offers

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value, the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Other Benefits

Dollar cost averaging

We offer a variety of dollar cost averaging programs. Not all of the programs described here are available with each Series of the Universal VIA Generation Income contract. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special Money Market DCA programs time periods do not extend beyond 12 months. These plans of investing do not guarantee that you will earn a profit or be protected against losses.

Units measure your value in each variable investment option.

We offer the following dollar cost averaging programs in the Universal VIA Generation Income contract:

●	Special dollar cost averaging;

●	Special money market dollar cost averaging; and

●	General dollar cost averaging.

The only dollar cost averaging programs that are available to fund your Guaranteed benefits are special dollar cost averaging and special money market dollar cost averaging (together, the “Special Money Market DCA programs”). Depending on the Series of the Universal VIA Generation Income contract you own, you will have one of the Special Money Market DCA programs available to you, but not both. The Special Money Market DCA programs allow you to gradually fund your Protected Benefit account value through systematic transfers to the Protected Benefit account variable investment options. Amounts allocated to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options are included in the benefit bases for your Guaranteed benefits. Also, you may make systematic transfers to the Investment account variable investment options. Amounts in the account for special money market dollar cost averaging are immediately invested in the Money Market variable investment option. Only new contributions may be allocated to a Special Money Market DCA program. For information on how a Special Money Market DCA program may affect certain Guaranteed benefits, see “Guaranteed minimum income benefit” and “Guaranteed minimum death benefits”.

General dollar cost averaging, on the other hand, can only be used for systematic transfers to your Investment account variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment account variable investment options. Below, we provide detail regarding each of the programs.

Generally, you may not elect both a dollar cost averaging program and a rebalancing option. For more information on our rebalancing programs, see “Rebalancing among your Investment account variable investment options “ in “Benefits available under the contract.”

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states.

Special money market dollar cost averaging

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the Protected Benefit account variable investment options, and the Investment account variable investment options over an available time period that you select. One of the primary benefits of the special money market dollar cost averaging program is that amounts in the program designated for the Protected Benefit account variable investment options count toward your Guaranteed benefits on the business day you establish the program. However, if you have the GMIB, we will only transfer amounts to the Protected Benefit account if you are age 55 or older.

Under both Special Money Market DCA programs, the following applies:

●	Initial contributions to a Special Money Market DCA program must be at least $2,000; subsequent contributions to an existing Special Money Market DCA program must be at least $250;

●	Subsequent contributions to an existing program do not extend the time period of the program;

●	Contributions into a Special Money Market DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special Money Market DCA program;

●	We offer time periods of 3, 6 or 12 months. We may also offer other time periods. You may only have one time period in effect at any time and once you select a time period, you may not change it;

●	You can enroll in a Special Money Market DCA program on your contract application or at any time after your contract has been issued. A program will become effective on the date we receive your first contribution directing us to allocate funds to the account for special dollar cost averaging or special money market dollar cost averaging as applicable. The date we receive your initial contribution will also be the date of the first transfer to the other variable investment options in accordance with your allocation instructions for the program. Each subsequent transfer date for the time period selected will be one month from the date of the previous transfer. If a transfer date falls on a non-business day, the transfer will be made on the next business day. We will transfer all amounts by the end of the chosen time period for your program.

For example, assume you enroll in a 3-month Special Money Market DCA program. On the date we receive your initial contribution (say, $60,000) to the program, your program becomes effective and the first transfer of $20,000 is made immediately in accordance with your program’s allocation instructions. The second transfer of $20,000 will be made one month after your first contribution and the third and final transfer of $20,000 will be made two months after your first contribution;

●	The only transfers that will be made from your program are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special Money Market DCA program that we have on file for you, and your program will terminate;

●	Contributions to a Special Money Market DCA program may be designated for the Protected Benefit account variable investment options and/or, the Investment account variable investment options, subject to the following:

—	If you want to take advantage of one of our Special Money Market DCA programs, 100% of your contribution must be allocated to either the account for special dollar cost averaging or the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the Special Money Market DCA program and any other investment options available under the contract.

●	Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file while the Special Money Market DCA program is in effect, the ratio of amounts allocated to the Protected Benefit account to amounts allocated to the Investment account will not change. However, amounts will be allocated within each account according to your new instructions;

●	Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special Money Market DCA program that you have instructed us to transfer to the Protected Benefit account variable investment options. However, if you have the GMIB, we will only transfer amounts to the Protected Benefit account if you are age 55 or older. The Annual Roll-up rate (or Deferral Roll-up rate, if applicable, which may be the same as the Annual Roll-up rate) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protected Benefit account variable investment options. If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions and transfers into the Protected Benefit account variable investment options, , the program will continue for its duration. However, subsequent contributions to any Protected Benefit account variable investment options under a Special Money Market DCA program will not be permitted;

●	Except for withdrawals made under automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your Special Money Market DCA program will terminate your Special Money Market DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special Money Market DCA program allocation instructions. Any withdrawal which results in a reduction in the Special Money Market DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases. See “How withdrawals affect your Guaranteed benefits”;

●	Generally, you may not elect both a dollar cost averaging program and a rebalancing option. See “Rebalancing among your Investment account variable investment options” to learn more about rebalancing;

●	All of the dollar cost averaging programs available under your Universal VIA Generation Income contract can be selected if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of a Special Money Market DCA program as part of the Systematic transfer program;

●	A Special Money Market DCA program may not be in effect at the same time as a general dollar cost averaging program;

●	The only dollar cost averaging program available to fund your Guaranteed benefits is a Special Money Market DCA program;

●	You may cancel your participation at any time. If you terminate your Special Money Market DCA program, we will allocate any remaining amounts in your Special Money Market DCA program pursuant to your program allocations on file;

●	If you are dollar cost averaging into the Protected Benefit account variable investment options when you decide to drop all Guaranteed benefits (“post-funding drop”), we will default future transfers designated for the Protected Benefit account variable investment options to the corresponding Investment account variable investment options that invest in the same underlying Portfolios. Also, you can cancel your Special Money Market DCA program and accelerate all transfers to the corresponding Investment account variable investment options. See Appendix “Dropping or changing your Guaranteed benefits” for more information; and

●	We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

General dollar cost averaging program

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment account variable investment options.

You can select to have transfers made on a monthly, quarterly, semi-annual or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

Rebalancing among your Investment account variable investment options

We offer two rebalancing programs that you can use to automatically reallocate your Investment account value among your Investment account variable investment options. Option I allows you to rebalance your Investment account value among the Investment account variable investment options.

To enroll in our rebalancing program, you must notify us in writing or through the Client portal and tell us:

(a)	the percentage you want invested in each investment option (whole percentages only), and

(b)	how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis).

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through the Client portal. See “How to reach us” in “The Company”. There is no charge for the rebalancing feature.

Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Investment account value that you specify is invested in each option at the end of each rebalancing date.

You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing program is not available for amounts allocated to the Protected Benefit account variable investment options. For information about rebalancing among the Protected Benefit account variable investment options, see the section below.

Rebalancing among your Protected Benefit account variable investment options

You can rebalance your Protected Benefit account value by submitting a request to rebalance as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must indicate the percentage you want rebalanced in each investment option (whole percentages only). You can rebalance only to the investment options available in your Protected Benefit account.

When we rebalance your Protected Benefit account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change.

3. Principal risks of investing in the contract

The risks identified below are the principal risks of investing in the contract. The contract may be subject to additional risks other than those identified and described in this prospectus.

Risks Associated with Variable Investment Options

You take all the investment risk for amounts allocated to one or more of the subaccounts, which invest in Portfolios. If the subaccounts you select increase in value, then your Total account value goes up; if they decrease in value, your Total account value goes down. How much your Total account value goes up or down depends on the performance of the Portfolios in which your subaccounts invest. We do not guarantee the investment results of any Portfolio. An investment in the contract is subject to the risk of poor investment performance, and the value of your investment can vary depending on the performance of the selected Portfolio(s), each of which has its own unique risks. You should review the Portfolios before making an investment decision.

Insurance Company Risk

No company other than Universal Life Insurance Company has any legal responsibility to pay amounts that we owe under the contract. The general obligations and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims paying ability. You should look solely to our financial strength for our claims-paying ability.

Possible Fees on Access to Total Account Value

We may apply fees if you access your Total account value during the accumulation period or surrender your contract. For example, in addition to possible tax consequences, you may incur fees for accessing your Total account value such as a withdrawal charge, transfer fee, third party transfer or exchange fee, annual administrative expense, base contract expense, and/or a charge for any optional benefits.

Possible Adverse Tax Consequences

The tax considerations associated with the contract vary and can be complicated. The applicable tax rules can differ, depending on the type of contract, whether NQ or traditional IRA. The tax considerations discussed in this prospectus are general in nature and describe only federal income tax law (not state, local, foreign or other federal tax laws). Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. Tax rules may change without notice.

We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. The legislative branch in the US and/or Puerto Rico may also consider further proposals to comprehensively reform or overhaul the United States or Puerto Rico tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your contract or taking other action related to your contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle and you should consider whether investing in the contract is consistent with the purpose for which the investment is being considered.

Risk of Loss

All investments have risks to some degree and it is possible that you could lose money by investing in the contract. An investment in the contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Optional Benefits

Investment options are limited if Guaranteed benefits are elected. Guaranteed benefits are funded through the Protected Benefit account variable investment options and once a withdrawal is taken from the Protected Benefit account, you cannot make additional contributions to the Protected Benefit account. We may limit or stop accepting contributions and transfers to the Protected Benefit account variable investment options which means you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers. Excess withdrawals may terminate or significantly reduce the value of your optional benefits.

Limitations on access to cash value through withdrawals

Withdrawals may be subject to withdrawal charges or income taxes. The minimum partial withdrawal amount is $300. Withdrawals will reduce your Total account value and optional benefit bases and the amount of the reduction may be greater than the dollar amount of the withdrawal. Excess withdrawals may terminate or significantly reduce the value of your optional benefits. Certain withdrawals may also terminate your contract.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyber-attacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even if our workforce and employees of our service providers and/or third party administrators were able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

COVID-19

The COVID-19 pandemic has negatively impacted the U.S. and global economies, created significant volatility in the capital markets and dramatically increased unemployment levels. The pandemic has also resulted in temporary closures of many businesses and schools and the institution of social distancing requirements in many states and local communities. Businesses or schools that have reopened have restricted or limited access for the foreseeable future and may do so on a permanent basis. As a result, our ability to sell products through our regular channels and the demand for our products and services has been significantly impacted. The extent of the COVID-19 pandemic’s impact on us will depend on future developments that are highly uncertain, including the severity and duration of the pandemic, actions taken by governments and other third parties in response to the pandemic and the availability and efficacy of vaccines against COVID-19.

While we have implemented risk management and contingency plans with respect to the COVID-19 pandemic, such measures may not adequately protect our business from the full impacts of the pandemic. Currently, most of our employees and advisors are continuing to work remotely. Extended periods of remote work arrangements could introduce additional operational risk, including but not limited to cybersecurity risks, and impair our ability to effectively manage our business. We also outsource a variety of functions to third parties whose business continuity strategies are largely outside our control.

Economic uncertainty and unemployment resulting from the COVID-19 pandemic may have an adverse effect on product sales and result in existing policyholders withdrawing at greater rates. COVID-19 could have an adverse effect on our insurance business due to increased mortality and morbidity rates. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. If policyholder lapse and surrender rates or premium waivers significantly exceed our expectations, we may need to change our assumptions, models or reserves.

Our investment portfolio has been, and may continue to be, adversely affected by the COVID-19 pandemic. Declines in equity markets and interest rates, reduced liquidity or a continued slowdown in the U.S. or in global economic conditions may also adversely affect the values and cash flows of these investments. Our investments in mortgages and commercial mortgage-backed securities have been, and could continue to be, negatively affected by delays or failures of borrowers to make payments of principal and interest when due.

4. Determining your contract’s value

Your account value and cash value

Your “Total account value” is the total of: (i) the Protected Benefit account value, and (ii) the Investment account value. Your “Protected Benefit account value” is the total value you have in: (i) the Protected Benefit account variable investment options, and (ii) amounts in a Special Money Market DCA program designated for the Protected Benefit account variable investment options. Your “Investment account value” is the total value you have in: (i) the Investment account variable investment options, and (ii) amounts in a Special Money Market DCA program designated for the Investment account variable investment options. See Appendix “Portfolio Companies available under the contract” for more information about the Protected Benefit account variable investment options and Investment account variable investment options.

Your contract also has a “cash value.” Your contract’s cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and (ii) any applicable withdrawal charges. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Your contract’s value in the variable investment options

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)	operations expenses;

(ii)	administration expenses; and

(iii)	distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)	increased to reflect subsequent contributions;

(ii)	decreased to reflect withdrawals (plus withdrawal charges, if applicable); or

(iii)	increased to reflect transfers into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

Your contract’s value in the account for special dollar cost averaging

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

Effect of your account values falling to zero

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

●	If you have Investment account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

●	Your Return of Principal and Highest Anniversary Value Guaranteed minimum death benefits will terminate without value if your Protected Benefit account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also elected the GMIB or receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

●	If you elected the GMIB and your Protected Benefit account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GMIB payments if the no-lapse guarantee is still in effect, in accordance with the terms of the GMIB. Unless you have amounts allocated to your Investment account, your contract will also terminate.

●	If your Protected Benefit account value falls to zero due to an Excess withdrawal, your GMIB will terminate and you will not receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See “Withdrawals treated as surrenders” in “Accessing your money.”

As discussed earlier, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special Money Market DCA program. If we exercise this right, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/ or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

5. Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

●	You may not transfer any amount to a Special Money Market DCA program.

●	Amounts allocated to the Investment account variable investment options can be transferred among the Investment account variable investment options.

●	If you have the GMIB alone or with the Highest Anniversary Value or Return of Principal death benefit, you may only transfer amounts allocated to the Investment account variable investment options to the Protected Benefit account variable investment options starting at age 55 and continuing through age 80 or, if later, until your first contract date anniversary. In the case of joint owners, both owners must be at least age 55 before transferring amounts into the Protected Benefit account.

●	If you elect the Highest Anniversary Value or Return of Principal death benefit without the GMIB, you may transfer amounts allocated to the Investment account variable investment options to the Protected Benefit account variable investment options through age 80 or, if later, until your first contract date anniversary.

Transfers into your Protected Benefit account will be allocated in accordance with your allocation instructions on file.

●	Amounts invested in the Protected Benefit account variable investment options can only be transferred among the Protected Benefit account variable investment options. Transfers out of the Protected Benefit account variable investment options into the Investment account variable investment options are not permitted. However, if the owner elects to drop all Guaranteed benefits, the entire Protected Benefit account value must be withdrawn from the contract or transferred into the Investment account variable investment options. See “Dropping or changing your Guaranteed benefits” in “Benefits available under the contract”. Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account. You may, however, be able to continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time as you make a subsequent contribution to your Investment account, at which point transfers into the Protected Benefit account will no longer be available. A subsequent contribution received by us in the first 90 calendar days after your contract is issued will not be counted towards shutting down transfers to your Protected Benefit account. See “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

●	We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.

●	We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

●	For transfer restrictions regarding disruptive transfer activity, see “Disruptive transfer activity”.

●	You may request a transfer in writing (using our specific form), through the Client portal. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.

Please see “Allocating your contributions” in “Purchasing the Contract” for more information about your role in managing your allocations.

Disruptive transfer activity

You should note that the contract is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying Portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Portfolio to maintain larger amounts of cash or to liquidate Portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the Portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting Portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying Portfolios for more information on how Portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying Portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying Portfolios that are part of affiliated Trust, as well as investment options with underlying Portfolios of outside trusts with which the Company has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated Trust, the “trusts”). The affiliated Trust has adopted policies and procedures regarding disruptive transfer activity. It discourages frequent purchases and redemptions of Portfolio shares and will not make special arrangements to accommodate such transactions. It aggregates inflows and outflows for each Portfolio on a daily basis. On any day when a Portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated Trust obtains from us contract owner trading activity. The affiliated Trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Neither the Contract described in this Prospectus, the Sub-Accounts, nor the underlying mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as “market-timing” or “short-term trading”). A Contract Owner who intends to use an active trading strategy should consult his/her registered representative and request information on other variable annuity contracts that offer underlying mutual funds that are designed specifically to support active trading strategies.

Universal Life discourages (and will take action to deter) short-term trading in this Contract because the frequent movement between or among Sub-Accounts may negatively impact other investors in the Contract. Short-term trading can result in:

●	the dilution of the value of the investors’ interests in the underlying mutual fund;

●	underlying mutual fund managers taking actions that negatively impact performance (keeping a larger portion of the underlying mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

●	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this Contract from the negative impact of these practices, Universal Life has implemented, or reserves the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.

U.S. Mail Restrictions

Universal Life monitors transfer activity in order to identify those who may be engaged in harmful trading practices. Transaction reports are produced and examined. Generally, a Contract may appear on these reports if the Contract Owner (or a third party acting on his/her/its behalf) engages in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Period). For example, if a Contract Owner executes multiple Sub-Account transfers in one day, this counts as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying mutual funds will also count as one transfer event.

As a result of this monitoring process, Universal Life may restrict the method of communication by which transfer orders will be accepted. In general, Universal Life will adhere to the following guidelines:

Trading Behavior	Universal Life’s Response
6 or more transfer events in one calendar quarter	Universal Life will mail a letter to the Contract Owner notifying them that:
(1) they have been identified as engaging in harmful trading practices; and
(2) if their transfer events exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the Contract Owner will be limited to submitting transfer requests via U.S. mail.
More than 11 transfer events in 2 consecutive calendar quarters OR More than 20 transfer events in one calendar year	Universal Life will automatically limit the Contract Owner to submitting transfer requests via U.S. mail.

Each January 1st, Universal Life will start the monitoring, so that each Contract starts with 0 transfer events each January 1. See, however, the Other Restrictions provision below.

Managers of Multiple Contracts

Some investment advisers/representatives may manage the assets of multiple Universal Life contracts pursuant to trading authority granted or conveyed by multiple Contract Owners. These multi-contract advisers will generally be required by Universal Life to submit all transfer requests via U.S. mail.

Other Restrictions

Universal Life reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect Contract Owners, Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract Owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of Universal Life’s monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by Universal Life to constitute harmful trading practices, may be restricted.

Any restrictions that Universal Life implements will be applied consistently and uniformly.

Systematic transfer program

Under the systematic transfer program, you may elect to have amounts from the Investment account variable investment options transferred to the Protected Benefit account variable investment options. This can be done on a quarterly, semiannual or annual basis. There are four transfer options available under this program.

Please check with your financial professional or one of our customer service representatives regarding the availability of our Systematic transfer program options.

(i)	Fixed dollar. Under this option, you can transfer a speci-fied dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(ii)	Fixed percentage. Under this program, you can transfer a specified percentage of your Investment account as of the date of the transfer. The percentage you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

For all options, you may elect the systematic transfer program to be in effect for a specified period of time. If you elect the systematic transfer program to be in effect for a specified period of time, the program will continue in effect until the end of the specified period of time or, if earlier, the date you are no longer eligible to transfer amounts into the Protected Benefit account. Any contributions made to the Investment account while the program is in effect will be subject to transfer or sweep to the Protected Benefit account until the date you are no longer eligible to transfer amounts into the Protected Benefit account.

Please note the following under the Systematic transfer program:

●	As noted above, transfers can be made on a quarterly, semi-annual or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll in the program.

●	Each transfer will be pro-rated from all of your investment options in the Investment account, except for amounts allocated to a Special Money Market DCA program. If either option (iii) or (iv) is selected and there are amounts allocated to a Special Money Market DCA program, the calculation of the sweep will use your Investment account value (including any amounts in the Special Money Market DCA program that are designated for future transfers to the Investment account). However, once the amount to be transferred is calculated, the transfer will be pro-rated from the Investment account variable investment options. No amounts will be transferred from the Special Money Market DCA program.

●	Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special Money Market DCA program and the transfer will be pro-rated from the Investment account variable investment options.

●	All transfers to the Protected Benefit account variable investment options will be in accordance with your allocation instructions on file.

●	An ad hoc transfer from the Investment account to the Protected Benefit account that is not part of the Systematic transfer program will not terminate the program. Please note, however, that a transfer under options (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

●	You can only have one Systematic transfer program in effect at any one time.

●	You can cancel your Systematic transfer program at any time.

●	Transfers under your Systematic transfer program do not count toward the transfers under the contract that may be subject to a transfer charge.

●	The Systematic transfer program is available with any dollar cost averaging program available under your contract.

●	You can elect a rebalancing program for your Investment account value while the Systematic transfer program is in effect. If a rebalancing transaction date and Systematic transfer program transaction date happen to be on the same Business day, the transfer under the Systematic transfer program will be processed first. Then, we will process the rebalancing of your Investment account value.

●	If all Guaranteed benefits are dropped post-funding of the Protected Benefit account, your Systematic transfer program will be terminated.

●	If we exercise our right to discontinue contributions and/ or transfers to the Protected Benefit account variable investment options, or if you are unable to make subsequent contributions and/or transfers to the Protected Benefit account variable investment options due to any other contribution or transfer restriction, your Systematic transfer program will be terminated.

●	If you make a contribution to your Investment account following your first withdrawal from the Protected Benefit account, your Systematic transfer program will be terminated.

●	Transfers under a Systematic transfer program are subject to the limitations specified in “Transferring your account value”.

6. Accessing your money

Withdrawing your account value

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Withdrawals reduce your account value and may be subject to withdrawal charges and have tax consequences, including possible tax penalties. Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals could significantly reduce or terminate your Guaranteed benefits and potentially cause your contract to terminate, please see “Effect of your account values falling to zero” in “Determining your contract’s value” and “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

If you take a withdrawal from the Protected Benefit account variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Protected Benefit account variable investment options. The first withdrawal from your Protected Benefit account may also affect the applicable Roll-up rate used in calculating certain Guaranteed benefits. See “How you can purchase and contribute to your contract” in “Purchasing the Contract” and “Annual Roll-up rate” and “Deferral Roll-up rate” under “Guaranteed minimum income benefit” in “Benefits available under the contract” and “Rules regarding contributions to your contract” in Appendix “Rules regarding contributions to your contract” for more information. Please note that the Deferral Roll-up Rate and Annual Roll-up rate may be the same.

Method of withdrawal
Contract(1)	Automatic payment plans(2)	Partial	Systematic(3)	Pre-age 59 1/2 substantially equal	Lifetime required minimum distribution
N Q	Yes	Yes	Yes	No	No
Traditional IRA	Yes	Yes	Yes	Yes	Yes
Roth IRA	Yes	Yes	Yes	Yes	No

(1)	Please note that not all contract types are available under all Series.

(2)	Available for contracts with GMIB only.

(3)	Available for withdrawals from your Investment account variable investment options only.

Automatic payment plans

(For contracts with GMIB)

You may take automatic withdrawals from your Protected Benefit account under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office. If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an Automatic payment plan reduce your free withdrawal amount on a dollar-for-dollar basis but will not exceed your Annual withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning in the contract year in which you first fund your Protected Benefit account. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro rata from all Protected Benefit account variable investment options. Scheduled payments are not taken out of the Special Money Market DCA programs.

If you take a partial withdrawal while an automatic payment plan is in effect:

●	After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.

●	After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the contract year.

Maximum payment plan

If you have funded the GMIB, the Maximum payment plan is available beginning in the contract year in which you first fund your Protected Benefit account. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled monthly, quarterly or annual payments. The payment amount may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the contract year or on some other date during the contract year. Consequently, a program that commences on a date other than during the first month or quarter, as applicable, following a contract date anniversary will account for any payments that would have been made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up payment will be paid for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up payment is made immediately when the Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

If you make a contribution or transfer to the Protected Benefit account and later in the same contract year enroll in the Maximum payment plan, we will calculate the pro-rated Roll-up amount associated with the contribution or transfer and add it to the portion of the Annual withdrawal amount not yet paid for the year. Once the Maximum payment plan takes effect, the payments you receive will include catch-up payments to ensure you receive the higher Annual withdrawal amount.

If you make a contribution or transfer to the Protected Benefit account after having enrolled in the Maximum payment plan during the same contract year, your remaining payments for that contract year will not change. On your next contract date anniversary, your GMIB benefit base and Annual withdrawal amount will be adjusted for the contribution or transfer, and this adjustment will be reflected in your subsequent payments under the Maximum payment plan.

A partial withdrawal taken from the Protected Benefit account in the same contract year prior to enrollment in the Maximum payment plan will have the following effect:

●	If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

●	If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.

●	Annual frequency: If the amount of the partial withdrawal is less than the Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.

●	A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.

Customized payment plan

Please check with your financial professional or one of our customer service representatives regarding the availability of our Customized payment plan options.

If you have funded the GMIB, the Customized payment plan is available beginning in the contract year in which you first fund your Protected Benefit account. Currently, any of the following five Customized payment plan options can be elected. For options that are based on a withdrawal percentage, the specified percentage is applied to your GMIB benefit base as of the most recent contract date anniversary. See “Annual withdrawal amount” in “Guaranteed minimum income benefit” under “Benefits available under the contract”.

The following payment options can be elected under the Customized payment plan. For options (i)-(iii) and (v), your payment may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

(i)	Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the guaranteed Roll-up floor rate.

(ii)	Fixed percentage below the Annual Roll-up rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable Annual Roll-up rate minus a fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than the guaranteed Roll-up floor, your withdrawal percentage for that contract year will be equal to the guaranteed Roll-up floor. In other words, the withdrawal percentage can never be less than the guaranteed Roll-up floor. Your percentage requests must be in increments of 0.50%.

(iii)	Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual Roll-up rate in any contract year. If in any contract year the fixed percentage is greater than your Annual Roll-up rate for that contract year, or if a scheduled payment would cause your total withdrawals for the year to exceed the Annual withdrawal amount, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year and any remaining payments will be suspended. Your percentage requests must be in increments of 0.50%.

(iv)	Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dollar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)	Fixed dollar amount or fixed percentage from both your Protected Benefit account and your Investment account: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from your Protected Benefit account. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Investment account. If in any contract year there is insufficient value in the Investment account to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your Investment account as scheduled payments for that contract year even though this amount will be less than you requested.

For examples of how withdrawals affect your Guaranteed benefit bases, see Appendix “Examples of how withdrawals affect your Guaranteed benefit bases”.

Partial withdrawals and surrenders

(All contracts)

You may take partial withdrawals from your contract at any time. All withdrawal requests must be made on a specific form provided by us. Please see “How to reach us” under “The Company” for more information. Currently, the minimum withdrawal amount is $300. For discussion on how amounts can be withdrawn, see “How withdrawals are taken from your Total account value”. You can also surrender your contract at any time.

Partial withdrawals will be subject to a withdrawal charge if they exceed the free withdrawal amount. For more information, see “Free withdrawal amount” in “Charges and expenses”.

Any request for a partial withdrawal that results in an Excess withdrawal will suspend your participation in either the Maximum payment plan or Customized payment plan.

Systematic withdrawals

You may take systematic withdrawals of a particular dollar amount, a particular percentage of, or a specific investment option from your Investment account variable investment options. If there is insufficient account value in the specific investment option you elected, your systematic withdrawals will continue from the remaining Investment account variable investment options on a pro rata basis.

If your contract is subject to withdrawal charges, you may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Investment account value: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your Investment account value. However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your Investment account, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on the 1st, 7th, 16th and 26th of the month, subject to the following restrictions:

●	You must select a date that is more than three calendar days prior to your contract date anniversary; and

If you do not select a date, we will make the withdrawals the following scheduled day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected a GMIB Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the free withdrawal amount.

How withdrawals are taken from your Total account value

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals and lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals, as discussed below) will be taken on a pro rata basis from your Investment account variable investment options, excluding amounts in a Special Money Market DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special Money Market DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options. Any amounts withdrawn from a Special Money Market DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Protected Benefit account variable investment options.

Lump sum, fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Protected Benefit account variable investment options. If there is insufficient value or no value in those options, we will subtract amounts from your Investment account variable investment options, excluding amounts in a Special Money Market DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special Money Market DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Protected Benefit account value and the Investment account value, your substantially equal withdrawals will be taken on a pro rata basis from your Investment account variable investment options, excluding amounts in a Special Money Market DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special Money Market DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options. Any amounts withdrawn from a Special Money Market DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1)	Take the entire withdrawal on a pro rata basis from the Protected Benefit account variable investment options; or

(2)	Take the entire withdrawal from the Investment account value, either on a pro rata basis, or specifying which Investment account variable investment options the withdrawal should be taken from;

(3)	Request a withdrawal to be taken from the Protected Benefit account variable investment options and take the remaining part of the withdrawal from the Investment account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the Protected Benefit account variable investment options will be taken on a pro rata basis; or

(4)	Request a withdrawal to be taken from the Investment account variable investment options and take the remaining part of the withdrawal from the Protected Benefit account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the Protected Benefit account variable investment options will be taken on a pro rata basis.

For more information on how withdrawals affect your Guaranteed benefits, see “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract” and Appendix “Examples of how withdrawals affect your Guaranteed benefit bases”.

Withdrawals treated as surrenders

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

●	Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, subject to the following:

—	the GMIB (while the no-lapse guarantee is in effect unless your Protected Benefit account value falls to zero due to an “Excess withdrawal”) will continue as described under “Guaranteed minimum income benefit” in “Benefits available under the contract”; and

If your contract is terminated, we will pay you the contract’s cash value. See “Surrendering your contract to receive its cash value”. For the tax consequences of withdrawals, see “Tax information”.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GMIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GMIB, will terminate as of the date we receive the required information if your cash value in your Protected Benefit account is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year and your no-lapse guarantee is still in effect, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GMIB payments. For more information, please see “Effect of your account values falling to zero” in “Determining your contract’s value” and “Guaranteed minimum income benefit” in “Benefits available under the contract”.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options”. For the tax consequences of surrenders, see “Tax information”.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the New York Stock Exchange is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

Rules and regulations of the U.S. Securities and Exchange Commission will govern as to when the conditions described in (2) and (3) exist. If Universal Life is closed on days when the New York Stock Exchange is open, Contract Owners will not have access to purchase or redeem their accounts.

We may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

Your annuity payout options

The following description assumes annuitization of your entire contract.

Deferred annuity contracts such as Universal VIA Generation Income provide for conversion to annuity payout status at or before the contract annuitization date. This is called “annuitization.” Upon annuitization, your account value is applied to provide periodic payments as described in this section. Upon annuitization, the accumulation phase contract and all its benefits terminate, and will be converted to a supplementary contract for the periodic payments (“payout option”). Thus, you will not be able to withdraw any contract value amounts after the annuity commencement date.

The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time after 13 months after the contract date. The contract annuitization date is the latest date on which annuitization can occur. If you do not annuitize before the contract annuitization date and at that date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option which is a life annuity with a period certain. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

If you elected the GMIB or a Guaranteed minimum death benefit, your contract may have both a Protected Benefit account value and an Investment account value. If there is a Protected Benefit account value and you choose to annuitize your contract before the contract annuitization date, the GMIB will terminate without value even if your GMIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received by exercising the GMIB. See “Guaranteed minimum income benefit” in “Benefits available under the contract” for further information. Any Guaranteed minimum death benefit terminates upon annuitization.

In general, your periodic payment amount upon annuitiza-tion is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. We may offer other payout options not outlined here. Your financial professional can provide details.

The payments that you receive upon annuitization of your Protected Benefit account value may be less than your Annual withdrawal amount or your Lifetime GMIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Investment account value after the date your Lifetime GMIB payments begin will not affect those payments.

You can currently choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner’s and annuitant’s ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of payout options are those that are available under the GMIB (see “Guaranteed minimum income benefit” in “Benefits available under the contract”).

Fixed annuity payout options	●	Life annuity
	●	Life annuity with period certain

●	Life annuity: An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after the first payment.

●	Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

The life annuity and life annuity with period certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life, and after the annuitant’s death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

We use the account value if you select a life annuity or life annuity with period certain. If we are offering non-life contingent forms of annuities, we use the cash value if you select one of these payout options as any applicable withdrawal charge will apply.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity’s annuitization date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

You will not be able to make withdrawals or change annuity payout options once your contract is annuitized.

Annuity annuitization date

Your contract has an annuitization date. In general, that date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The contract annuitization date is the contract date anniversary that follows the annuitant’s 95th birthday (or older joint annuitant if your contract has joint annuitants), unless you have elected otherwise. If you have a NQ contract with the GMIB and the owner is older than the annuitant, the contract annuitization date is based on the age of the owner. The contract annuitization date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the contract annuitization date and with each quarterly statement until the contract annuitization date. The notice will include the contract annuitization date, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract annuitization date.

If you have not funded the GMIB, you may either take a lump sum payment or select an annuity payout option on the contract annuitization date. If you do not make an election at the contract annuitization date, we will apply your Total account value to a life annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you have funded the GMIB, the following applies on the contract annuitization date:

●	For amounts allocated to your Investment account, you may select an annuity payout option or take a lump sum payment.

●	If you do not make an election for your Protected Benefit account value on your contract annuitization date, we will apply the greater of the Protected Benefit account value to (a) and the GMIB benefit base to (b) below:

(a)	a fixed life annuity with payments based on the greater of the guaranteed or then current annuity purchase rates, or

(b)	a supplementary contract with annual payments equal to your GMIB benefit base applied to the applicable GMIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GMIB payout factors will be reduced. See “Guaranteed minimum income benefit” in “Benefits available under the contract.” You may also elect to have your Protected Benefit account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

For amounts allocated to your Investment account, you must select an annuity payout option or take a lump sum payment.

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Under certain circumstances, your surviving spouse may be substituted as annuitant as of the date of your death. If your surviving spouse becomes the annuitant, the contract annuitization date may be changed based on the age of the new annuitant. For information about spousal continuation please see “Spousal continuation”.

7. Charges and expenses

Charges that the Company deducts

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

●	An operations charge

●	An administrative charge

●	A distribution charge

●	An administration charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

●	On each contract date anniversary — an annual administrative charge, if applicable.

●	At the time you make certain withdrawals or surrender your contract — a withdrawal charge (if applicable).

●	On each contract date anniversary — a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed minimum income benefit.

●	At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or sponsored arrangements”.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

Separate account annual expenses

Operations charge. We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, described below. In connection with the Protected Benefit account variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Daily Charge:	0.80%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

Administrative charge. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Daily Charge:	0.45%

Distribution charge. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Daily Charge:	0.30%

Administration charge. In addition to the above administrative charges, we also deduct a daily charge from the net assets in each variable investment option, to compensate us for expenses incurred by the Separate Account such as custody, audit and legal. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Daily Charge:	0.05%

Account value charges

Contract Maintenance Fee.

We will deduct a $50 dollar charge on any contract date anniversary on which your account value is less than $100,000. This charge is intended to compensate us for the cost of providing administrative services in connection with your contract.

We will deduct this charge from your value in the variable investment options on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge (as applicable) from the dollar cost averaging program (if any). If there is insufficient value or no value in the dollar cost averaging program to deduct the contract maintenance fee, then any remaining portion of the fee or the total fee will be deducted from the Protected Account.

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value.

Puerto Rico Tax charge.

Universal Life deducts on an annual basis from each variable account a Puerto Rico tax equal 0.10% of the asset value of the variable account as of December 31 of each calendar year. This Puerto Rico Tax is payable to the Puerto Rico Treasury Department by Universal Life pursuant to Section 1023.01 of the P.R. Code.

Daily Charge:	0.10%

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic transfer program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.

Special service charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing the special service. Except for the duplicate contract charge, we will deduct from your account value any withdrawal charge that may be triggered by the deduction of the special services charge, in addition to the charge for the special service provided.

Wire transfer charge. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge. We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Check preparation charge. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange

Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125.

Withdrawal charge

A withdrawal charge applies in three circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the free withdrawal amount described below, or (2) if you surrender your contract to receive its cash value or (3) if you annuitize your contract and elect a non-life contingent annuity option. For more information about the withdrawal charge if you select an annuity payout option, see “Your annuity payout options — The amount applied to purchase an annuity payout option” in “Accessing your money”. The withdrawal charge equals a percentage of the contributions withdrawn. The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Withdrawal charge as a % of contribution for each year following receipt of contribution
1	2	3	4	5	6	7	8	9	10
7%	7%	6%	6%	5%	3%	1%	0%(1)	—	—

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as “year 1” and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See “Tax information”.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your Total account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. Any applicable withdrawal charge will be calculated on the portion of the withdrawal amount that is subject to withdrawal charges. The charge will be taken out of your Protected Benefit account and your Investment account values based on the proportion of the withdrawal amount that is subject to the charge from the respective account values. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your Guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your Total account value. For more information, see “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

The withdrawal charge does not apply in the circumstances described below.

Free withdrawal amount

Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge. In the first contract year, the free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. The free withdrawal amount does not apply if you surrender your contract except where required by law.

For contracts without a Guaranteed benefit. If you do not have a Guaranteed benefit with your contract, your free withdrawal amount for the current year is equal to 10% of your Investment account value on your prior contract date anniversary and is not increased by additional contributions during the current year.

For contracts with a Guaranteed minimum death benefit and without GMIB. If you have a Guaranteed minimum death benefit with your contract, but did not elect the GMIB, your free withdrawal amount for the current year is equal to 10% of your Investment account value and 10% of your Protected Benefit account value on your immediately prior contract date anniversary. In the first contract year, if you do not fund your Guaranteed minimum death benefit until more than 90 days after your contract is issued, there is no free withdrawal amount in connection with the Protected Benefit account value until your first contract date anniversary. If you fund your Guaranteed minimum death benefit with a transfer, your free withdrawal amount from your Investment account value in that contract year will not be reduced by the amount of the transfer. If you fund the Guaranteed minimum death benefit after issue with a transfer of 100% of your Investment account value more than 90 days after your contract is issued, you will not have a free withdrawal amount for the remainder of that contract year.

For contracts with GMIB. With respect to the Investment account, your free withdrawal amount for the current year is 10% of the Investment account value on your prior contract date anniversary.

With respect to the Protected Benefit account, which cannot be funded prior to age 55, the free withdrawal amount is equal to the greater of (a) 10% of your Protected Benefit account value on your contract date anniversary and (b) your Annual withdrawal amount. However, any free withdrawal amount that exceeds your Annual withdrawal amount will cause a pro rata reduction to the GMIB benefit base and, except in the contract year in which you first fund the Protected Benefit account, void the no-lapse guarantee. If you enroll in an Automatic payment plan, payments will not exceed your Annual withdrawal amount. The Deferral Roll-up rate is never used to determine the free withdrawal amount.

In the first contract year, the free withdrawal amount from the Protected Benefit account, which cannot be funded until age 55, is determined using all contributions (but not including transfers) to the Protected Benefit account in the first 90 days of the contract year. If you fund your GMIB with a transfer, your free withdrawal amount from your Investment account in that contract year will not be reduced by the amount of the transfer. The amount of any contribution or transfer into the Protected Benefit account and contribution into the Investment account after the first 90 days of the contract year will not be included in your free withdrawal amount for that contract year. However, you may still withdraw any amount up to your pro-rated Annual withdrawal amount for that contract year without paying a withdrawal charge. See “Annual withdrawal amount” in the “Benefits available under the contract” section for more information.

If you fund the GMIB in a contract year after the first contract year, you will not have a free withdrawal amount from the Protected Benefit account, which cannot be funded until age 55, for that contract year. However, you may still withdraw any amount up to your pro-rated Annual withdrawal amount without paying a withdrawal charge.

For each contract year following the year in which your Protected Benefit account is first funded, the free withdrawal amount for the current year is determined on your immediately prior contract date anniversary and is not increased by contributions or transfers during that year.

When a withdrawal is taken from both the Investment account and the Protected Benefit account, the free withdrawal amount is allocated based on the amounts withdrawn from each.

Withdrawal charges will not apply when the GMIB is exercised under the no-lapse guarantee on the contract date anniversary following age 95.

Withdrawal charge waiver for Company employees and certain others.

The following contract ownership types may withdraw all or a portion of the Account Value free of withdrawal charges:

●	Contracts held by employees of the Company (or jointly owned by such employee and a joint owner); and

●	Contracts held by employees and registered representatives of unaffiliated broker-dealers that have entered into selling agreements with Universal Financial Services, Inc. (or jointly owned by such employee/registered representative and a joint owner); and

●	Contracts held by employees of business partners of the Company that have been designated by the Company (or jointly owned by such employee and a joint owner).

Disability, terminal illness, or confinement to nursing home.

There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following “activities of daily living”:

—	“Bathing” means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

—	“Continence” means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

—	“Dressing” means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

—	“Eating” means feeding oneself by food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

—	“Toileting” means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

—	“Transferring” means moving into or out of a bed, chair or wheelchair.

(ii)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner’s (or older joint owner’s, if applicable) life expectancy is six months or less.

(iii)	An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

Amounts withdrawn under Nursing Care and Terminal Conditions options are free of surrender charges. Any amounts withdrawn under one option may reduce the amount available free of surrender charges under that option or another option. Any amount requested in excess of that option’s free amount will have the appropriate surrender charges applied, unless the excess amount qualifies as surrender charge – free under another option.

NURSING CARE AND TERMINAL CONDITION WITHDRAWAL OPTIONS

Definitions applicable to these options:

HOSPITAL – An institution which 1) is operated pursuant to the laws of the jurisdiction in which it is located, 2) operates primarily for the care and treatment of sick and injured persons on an inpatient basis, (3) provides 24-hour nursing service by or under the supervision of registered graduate professional nurses, 4) is supervised by a staff of one or more licensed physicians and 5) have medical, surgical and diagnostic facilities or access to such facilities.

NURSING FACILITY – A facility which 1) is operated pursuant to the laws of the jurisdiction in which it is located, 2) provides care prescribed by a physician and performed or supervised by a registered graduate nurse on a 24 hour basis, or provides care designed essentially to help a person with the activities of daily living which does require the continuous attention of trained medical or paramedical personnel, and 3) is not, other than incidentally, a hospital, a home for the aged, a retirement home, a rest home, a community living center or a place mainly for the treatment of alcoholism, mental illness, or drug abuse.

PHYSICIAN – A doctor of Medicine or Doctor of Osteopathy who is licensed as such and operating within the scope of the license.

TERMINAL CONDITION – A condition resulting from an accident or illness which, as determined by a physician, has reduced life expectancy to not more than 12 months, despite appropriate medical care.

If you or your spouse (annuitant or annuitant’s spouse if the owner is not a natural person) has been 1) confined in a hospital or nursing facility for 30 consecutive days or 2) diagnosed as having a terminal condition and the confinement begins or diagnosis is made on or after the Policy Date, you may elect to withdraw all or a portion of the Policy Value free of surrender charges. The minimum partial withdrawal under this option is $1,000. This option is available even during the Policy Years other Partial Withdrawal options were exercised.

For nursing care withdrawal, we must receive each Partial Withdrawal or Surrender request and proof of eligibility with each request no later than 90 days following the date that confinement has ceased, unless it can be shown that it was not reasonably possible to provide the notice and proof within the above time period and that the notice and proof were given as soon as reasonably possible. Additional documentation may be requested by our Home Office. However, in no event, except the absence of legal capacity, shall the notice and proof be provided later than one year following the date that confinement has ceased. Proof of confinement may be a treating physician’s statement or a statement from a hospital or nursing facility administrator. Systematic nursing care withdrawals are not permitted.

For a terminal condition withdrawal, we must receive each Partial Withdrawal or Surrender request and the applicable proof of eligibility no later than one year following diagnosis of the terminal condition. Proof of a terminal condition is required only with the initial Partial Withdrawal request and must be furnished by the treating physician.

Guaranteed benefit charges

Return of Principal death benefit. There is no additional charge for this death benefit. The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not to the contract as a whole.

Highest Anniversary Value death benefit. If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your Protected Benefit account variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

Guaranteed minimum income benefit charge. If you elected the GMIB, we deduct a charge annually from your Protected Benefit account variable investment options on each contract date anniversary until such time that your Lifetime GMIB payments begin or you elect another annuity payout option, whichever occurs first. The current charge is equal to 1.25% of the GMIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date anniversary, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 2.50%. See “Fee changes for the Guaranteed minimum income benefit for more information.

For the Highest Anniversary Value death benefit, and GMIB, we will deduct each charge from your Protected Benefit account variable investment options on a pro rata basis. If those amounts are insufficient to pay the charge and you have no amounts in the Special Money Market DCA program designated for the Protected Benefit account variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under “Effect of your account values falling to zero” in “Determining your contract’s value”. Your contract will also terminate if you do not have any Investment account value.

For the Highest Anniversary Value death benefit, and the GMIB, if any of the events listed below occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. The pro rata portion of the charge will be based on the fee that is in effect at the time the charge is assessed.

●	A death benefit is paid;

●	you surrender the contract to receive its cash value;

●	you annuitize your Protected Benefit account value;

●	you transfer 100% of your Protected Benefit account value to the Investment account (following the dropping of your Guaranteed benefits); or

●	you withdraw 100% of your Protected Benefit account value (following the dropping of your Guaranteed benefits).

Fee changes for the Guaranteed minimum income benefit

We may increase or decrease the charge for the Guaranteed minimum income benefit. You will be notified of a change in the charge at least 30 days in advance. The charge for each benefit may only change once in a 12 month period and will never exceed the maximum shown in the fee table. If you are within your first two contract years at the time we notify you of a revised charge, the revised charge will be effective the first day of the third contract year or at least 30 days following the notification date and will be assessed beginning on your third contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a revised charge, the revised charge will be effective 30 days after the notification date and will be assessed as of your next contract date anniversary that is at least 30 days after the fee change notification date and on all contract date anniversaries thereafter. A pro-rated charge assessed during any contract year will be based on the charge in effect at that time. See “Guaranteed benefit charges” for more information. You may not opt out of a fee change but you may drop the benefit if you notify us in writing within 30 days after a fee change is declared. The requirement that all withdrawal charges have expired will be waived. See “Dropping or changing your Guaranteed benefits” in “Benefits available under the contract,” as well as Appendix “Dropping or changing your Guaranteed benefits” for more information.

Exercise of the GMIB in the event of a GMIB fee increase. In the event we increase the charge for the GMIB, you may exercise the GMIB subject to the following rules. If you are within your first two contract years at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on your second contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on the date of the fee increase notification. Note that if you are within your first two contract years at the time we notify you of a GMIB fee increase, your opportunity to drop the benefit is the 30 day period following notification, not the 30 day period following your second contract date anniversary. We must receive your election to exercise the GMIB within the applicable 30 day GMIB exercise period. Any applicable GMIB exercise waiting period will be waived. Upon expiration of the 30 day exercise period, any contractual waiting period will resume. If your GMIB exercise waiting period has already elapsed when a fee increase is announced, you may exercise your GMIB during either (i) the 30 day GMIB exercise period provided by your contract or (ii) the 30 day exercise period provided by the fee increase. It is possible that these periods may overlap. For more information on your contract’s GMIB exercise period and exercise rules, see “Exercise of GMIB” in “Benefits available under the contract”.

For single owner contracts, the payout can be either based on a single life (the owner’s life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant’s life). Your Lifetime GMIB payments are calculated by applying your GMIB benefit base (as of the date we receive your election in good order) less any applicable withdrawal charge remaining, to guaranteed GMIB annuity purchase factors. See “Exercise of GMIB” under “Benefits available under the contract” for additional information regarding GMIB exercise.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

●	Management fees.

●	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

●	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated Portfolios (collectively, the “underlying Portfolios”). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

8. Tax information

Overview

It is intended that the Contract be treated as an “annuity contract” for federal income tax purposes. Universal Life will interpret and administer all sections of the Contract in accordance with United States Internal Revenue Code Section 72(s). Universal Life reserves the right to amend this Contract to comply with requirements set out in the U.S. Internal Revenue Code and regulations and rulings there under, as they may exist from time to time.

Surrenders are calculated by use of the expected return multiples specified in Tables V and VI of Section 1.72-9 of the U.S. Treasury Regulations and calculated in accordance with the calculation methods made available by Universal Life, prescribed by such regulations and elected by the Contract Owner.

The following discussion summarizes the material Puerto Rico and United States federal tax considerations relating to the purchase, ownership and disposition of the Contract. This discussion does not intend to describe all the tax considerations that may be relevant to a particular person in light of that person’s particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

The discussion assumes that the Contract is an annuity and endowment contract for purposes of the P.R. Code, and an annuity contract for purposes of the U.S. Internal Revenue Code. Universal Life will take all the necessary steps to ensure that the Contract is classified on a continued basis as an annuity and endowment contract for purposes of the P.R. Code, and an annuity contract for purposes of the U.S. Internal Revenue Code. However, there is no assurance that such classification will not be challenged by the Puerto Rico Treasury Department or the U.S. Internal Revenue Service, and, if challenged, that Universal Life will prevail. If the Contract is not classified as an annuity and endowment contract for purposes of the P.R. Code, and as an annuity contract for purposes of the U.S. Internal Revenue Code, the Owner of the Contract may be taxed currently on the earnings of his or her Contract, or may be considered the Owner of the underlying securities and taxed on its transfer by gift or death and on the earnings of the assets in the separate account underlying her or his Contract.

This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this Prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary. A prospective Owner of a Contract should be aware that Universal Life’s opinion is not binding on the Puerto Rico Treasury Department, any municipality or agency of Puerto Rico, the United States Internal Revenue Service or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

You should consult your own tax advisor as to the application to your situation of the tax considerations discussed in this Prospectus, as well as the application of any state, local, foreign or other tax.

This Contract is for sale to individuals who are Residents of Puerto Rico who intend to remain Residents of Puerto Rico prior to and during the Annuitization period.

A Contract owner who ceases to be a Resident of Puerto Rico should consult his/her tax advisor on the tax implications of not being a Resident of Puerto Rico. Benefits under the Contract paid to a Resident Contract owner who is not a resident of Puerto Rico may be subject to withholding under the P.R. Code.

The Contract is also for sale to trusts organized under the laws of Puerto Rico that: (i) form part of a qualified employees’ retirement plan, all of the participants of which are Residents of Puerto Rico, that is exempt under Section 1081.01 of the P.R. Code and described under Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974, as amended, (hereinafter a “Qualified Trust”), or (ii) a trust that: (A) constitutes a grantor trust for purposes of the U.S. Internal Revenue Code and the P.R. Code, (B) all grantors, fiduciaries, trustees, beneficiaries and contingent beneficiaries of the trust are individuals who are Residents of Puerto Rico and intend to remain Residents of Puerto Rico prior to and during the Annuitization period, and (C) holds the Contract as an agent of one or more its grantors (hereinafter an “Agent Trust”). The tax considerations described herein are limited to those applicable to a Puerto Rico Resident, to a Qualified Trust, and to an Agent Trust. Please see “Glossary of Terms – Puerto Rico Resident or a Resident of Puerto Rico” for a discussion of the applicable requirements relating to residency in Puerto Rico.

Whether an individual is a Resident of Puerto Rico depends on the facts and circumstances of each individual, which may change from year to year. Similarly, whether a trust is a Qualified Trust, or an Agent Trust depends on the facts and circumstances of each trust, and may change from time to time. Each individual and trust should seek advice from its own tax counsel to assess if he or she is a Resident of Puerto Rico, or the trust is a Qualified Trust, or an Agent Trust.

PUERTO RICO TAXATION

Puerto Rico Income Tax Consequences

Universal Life obtained rulings from the Puerto Rico Secretary of the Treasury regarding the proper classification of the Contract under the P.R. Code (the “PR Tax Rulings”). The PR Tax Rulings were issued under the Puerto Rico Internal Revenue Code of 1994. as amended. Pursuant to Section 6091.04 of the P.R. Code, the PR Tax Rulings shall continue in effect to the extent issued under similar wording of law. This section on Puerto Rico Taxation follows the PR Tax Rulings to the extent issued under wording of law similar to the P.R. Code.

Individuals

A Puerto Rico Resident is generally subject to income taxes under the P.R. Code on its gross income from all sources. The P.R. Code provides for certain exclusions and exemptions.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract.

Distributions from the Contract

Under the terms of the PR Tax Rulings the Contract will be classified as an annuity and as an endowment contract for purposes of the P.R. Code. For purposes of the P.R. Code, investments held by the separate account under the Contract will be considered as owned and shall constitute assets of Universal Life. Consequently, current accumulations of the earnings held in the separate account under the Contract will be taxable to Universal Life to the extent provided by the P.R. Code. The Contract Owner or its Beneficiary will be taxed on the accumulations of earnings under the Contract in the taxable year in which such earnings are considered to have been distributed under certain special rules of the P.R. Code.

For purposes of the P.R. Code, an “annuity” is generally defined as any amount, based on a computation with reference to life expectancy or mortality tables and payable over a period longer than one year, received in periodical installments, whether annually, semiannually, quarterly, monthly, or otherwise. Amounts distributed under the Contract as annuities for a taxable year should be included in the Annuitant’s gross income as ordinary income, except that any portion of the annual amount distributed in excess of three percent (3%) of the aggregate amount of the premiums paid will be excluded from gross income. Such exclusion from gross income will not be available once the aggregate amount excluded from gross income with respect such distributions equals the total amount of the premiums paid (the “3% Rule”). The amount excluded under the 3% Rule is not subject to the Alternative Basic Tax. See “Alternative Basic Tax” below.

Partial payments not distributed as annuities are excludable from gross income up to the point where the amounts distributed equal the total amount of premiums paid. The amount so excluded is not subject to the Alternative Basic Tax. See “Alternative Basic Tax” below. Any distributions in excess of the total amount of the premiums paid will be taxable as ordinary income.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

●	if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

●	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

●	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

●	if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

Universal VIA Generation Income

Annuity payments under the no-lapse guarantee if you elected the GMIB

If the value of the Protected Benefit account falls to zero before the contract annuitization date and the no-lapse guarantee is still in effect, we will issue a supplementary contract as described in “Guaranteed minimum income benefit” under “Benefits available under the contract”. The payments under the no-lapse guarantee will be treated as annuity payments. If you have no value remaining in the Investment account, the entire contract will be annuitized. If you have value remaining in the Investment account, the contract will be treated as partially annuitized as described below. Since the value of the Protected Benefit account has fallen to zero, all of the account value under the contract is allocated to the Investment account, and all of the basis or investment in the contract will remain with the Investment account. Since no investment in the contract is allocated to the stream of payments under the no-lapse guarantee, all amounts will be fully taxable over your life.

Taxation of Annual withdrawals prior to the beginning of Lifetime GMIB payments

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annuitized as described under “Annuity Payments.”)

Global Payments

The PR Tax Rulings confirm the general rule that any gain realized upon a distribution in full redemption or surrender of the Contract shall be treated as ordinary income.

However, the P.R. Code provides an exception to the preceding general rule. Pursuant to Section 1023.08 of the P.R. Code, at the election of the taxpayer, amounts distributed under the Contract that must be included in gross income and qualify as a “Global Payment” may be treated as a long-term capital gain subject to the maximum fifteen percent (15%) income tax rate of Section 1023.02 of the P.R. Code. - For the fifteen percent (15%) income tax rate to be available the Contract Owner shall elect and agree in writing for the fifteen percent (15%) income tax to be withheld and remitted by Universal to the Puerto Rico Treasury Department. The term “Global Payment” is defined by Section 1023.08 of the P.R. Code and the PR Tax Rulings as amounts distributed during the same taxable year under the Contract. However, the PR Tax Rulings provide that such amount must be in full payment of the total balance payable under the Contract, and cancellation thereof. The long-term capital gain arising from a Global Payment is subject to the Alternative Basic Tax. See “Alternative Basic Tax” below.

It is not clear whether taxpayers other than individuals may avail of this special income tax rate on Global Payments. These taxpayers should consult their tax advisors.

Sale, Exchange or other Disposition of the Contract

Any sale or exchange of the Contract by the Contract Owner will be regarded as a sale or exchange under the P.R. Code that will give rise to ordinary gain or loss. Any loss generated will only be deductible if the Contract sold or exchanged has a refund feature (i.e., if the annuity guarantees some return of capital, or premiums paid, upon the death of the Annuitant). Recognition of gain or loss from the sale or exchange of the Contract may be subject to the exemptions and limitations discussed hereof.

Pursuant to P.R. Code Section 1034.04(b)(9) and the PR Tax Rulings no gain or loss should be recognized if a life, endowment or annuity insurance contract, including a contract issued by an insurance company organized under the laws of P.R. or a State of the United States, is exchanged for the Contract, or if total distributions from said insurance contracts are contributed to the Contract within the 60 days following the date of distribution. The PR Tax Rulings also provide that notwithstanding the non-recognition treatment on the exchange, any accrued income deferred as a consequence of the tax-free exchange will retain its character as ordinary income. Unless otherwise provided under regulations issued by the Puerto Rico Secretary of the Treasury, this non-recognition provision will not be available to the extent that such exchange or indirect transfer results in the transfer of property to a person that is a nonresident of Puerto Rico.

Pursuant to the PR Tax Rulings, for income tax purposes under the P.R. Code (i) a gift of the Contract by the Contract Owner shall be treated as a sale or exchange of the Contract, (ii) the Contract will not be considered a capital asset and any gain or loss resulting from the exchange or sale of the Contract will be treated as ordinary income or loss, (iii) gain or loss should be recognized on a gift of the Contract based on the cash Surrender Value of the Contract as of the date of the gift, and (iv) no gain or loss shall be recognized by the decedent’s estate or by his heirs as a result of the transfer of the Contract by reason of death of a Contract Owner.

The PR Tax Rulings also provide that, if upon death of the Contract Owner, the heir or Beneficiary of the Contract elects to receive a lump-sum payment under the Contract, he shall include in his gross income, as ordinary income, an amount equal to the excess of the amount received over the sum of (i) the adjusted basis of the heir or Beneficiary in the Contract, and (ii) any Death Benefit excludable from gross income.

However, any distribution considered a Global Payment under Section 1023.08 of the P.R. Code is includible in gross income as a long-term capital gain, and therefore, subject to the preferential 15% income tax rate, if so elected by the taxpayer. Such distribution may be subject to the Alternative Basic Tax. (See “Global Payments” above and “Alternative Basic Tax” below).

Pursuant to the PR Tax Rulings, if the heir or Beneficiary does not elect a lump sum distribution, the accumulated benefits will be taxable when distributed under the same income recognition rules that would have been applicable to the deceased Contract Owner, except that the heirs’ tax basis on the Contract shall be as described below.

The basis of a Contract acquired from the decedent by bequest, devise or inheritance after December 31, 2017, shall be the same basis it had at the time of death in the hands of the decedent.

Life Insurance Benefits

Life insurance benefits are generally excluded from gross income under Section 1031.01(b)(1) of the P.R. Code and are not subject to the Alternative Basic Tax. See “Alternative Basic Tax” below. The PR Tax Rulings provide that any amounts paid or payable upon death of the Contract Owner that exceeds the higher of:

(i)	the value of the Surrender Value Contract as of the time of death, or

(ii)	the premiums paid for or the cost of the Contract less amounts previously received by the Contract Owner that were excluded from gross income,

shall be treated as amounts received under a life insurance contract that shall be excluded from gross income pursuant to Section 1031.01(b)(1) of the P.R. Code. Provided, however, that these amounts should be specifically designated as death payments for which the deceased Contract Owner did not have a nonforfeitable right to receive the payments while living.

Qualified Trusts

Pursuant to Section 1081.01 of the P.R. Code, a Qualified Trust is generally exempt from income taxation on earnings accumulated or distributed under the Contract or on any income realized from the sale or exchange of the Contract. Whether a trust is a Qualified Trust depends on the facts and circumstances of each trust, which may change from year to year. In addition, the exemption under Section 1081.01 of the P.R. Code is subject to certain exceptions. Each fiduciary of a trust should seek advice from its tax counsel to assess if the trust is a Qualified Trust, and if the exemption allowable under Section 1081.01 of the P.R. Code with respect to the Contract will not fall within one of the exceptions provided by the P.R. Code.

Agent Trusts

The grantor of an Agent Trust will be subject to income tax under the P.R. Code as if he or she were the direct Owner of the Contract under the rules discussed above. A trustee or fiduciary should review its trust documents and consult its own tax advisors in order to determine if the trust is an Agent Trust.

Alternative Basic Tax

The alternative basic tax (the “ABT”) provision of the P.R. Code applies to individuals having an ABT Net Income in excess of $25,000. The ABT tax rates for taxable years beginning after December 31, 2018, are: One percent (1%) if ABT Net Income is greater than $25,000 but not over $50,000; three percent (3%) if ABT Net Income is over $50,000 but not greater than $75,000; five percent (5%) if ABT Net Income is over $75,000 but not greater than $150,000; ten percent (10%), if ABT Net Income is over $150,000 but not over $250,000; and twenty four percent (24%), if the ABT Net Income exceeds $250,000. The ABT rates are not progressive. Once the taxpayer reaches the next level, all the ABT Net Income is subject to the higher ABT rate.

The ABT Net Income is the net taxable income subject to regular income tax, increased for certain items of otherwise exempt income, income subject to special tax rates, such as long-term capital gains and certain limitations on otherwise deductible items. An individual taxpayer subject to ABT shall pay the higher of the regular income tax or the ABT. Subject to certain limitations, the excess of the ABT over regular tax may be claimed as a credit in future taxable years, but only with respect to ABT paid in a year commencing before January 1, 2014 and taxable years commencing after December 31, 2018.

Puerto Rico Estate and Gift Tax Consequences

No estate of gift tax is imposed by the PR Code on transfers by reason of death, bequests or gifts occurring after December 31, 2017. Notwithstanding, these transfers are still subject to certain filing and other requirements.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Fortune VII Separate Account. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying Portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Fortune VII Separate Account. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying Portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Fortune VII Separate Account, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Fortune VII Separate Account.

Individual Retirement Annuity – Deductible and Nondeductible

This discussion pertains only to a Contract Owner who elects to acquire the Contract as an individual retirement annuity (the “IRA”), as defined by Section 1081.02 of the P.R. Code, or as a nondeductible individual retirement account as defined by Section 1081.03 of the P.R. Code (the “Nondeductible IRA”), and is limited to the Puerto Rico income tax consequences thereof. If such election is made the Contract will be subject to all the requirements and limitations discussed below, and to those applicable to a Contract that is not an IRA. This discussion does not take into consideration the effect of any election or prepayment of income taxes that the Contract Owner may have carried out pursuant to the P.R. Code or any predecessor act. The Contract Owners should consult their own tax advisor as to the income tax effect of such prepayment or elections.

A Contract Owner may close the IRA, without any penalties except for any fees, by providing a written cancellation notification to Universal Life within seven (7) business days following the opening of the IRA or Nondeductible IRA. Such cancellation notification should be mailed to Universal Life so that it is postmarked (or certified or registered, if sent by certified or registered mail) no later than such seven (7) business day period.

Individual Retirement Annuity - Deductible

The P.R. Code enables eligible individuals to make annual tax-deductible contributions to an IRA (the “IRA Contributions”) in order to provide for their retirement. The total amount of the permissible annual IRA Contributions is deductible by the Contract Owner in computing his or her taxable income for Puerto Rico income tax purposes for the year with respect to which the IRA Contributions are made. All retirement planning should be done on a long-term basis. The P. R. Code imposes penalties and restrictions in order to discourage or prevent using IRA Contributions for other purposes other than retirement.

Eligibility

A Contract Owner is eligible to qualify his/her Contract as an IRA if he or she has not attained the age of 75 years in the taxable year for which is making the IRA Contribution, and receives salaries and compensation, which includes, among other things, wages, salaries, professional fees, income from occupations, salesman’s commissions, tips or self-employment income. However, compensation does not include interest, dividends, rents, royalties, capital gains or other non-employment income. For married taxpayers filing a joint Puerto Rico income tax return, an IRA may be opened for each spouse, even if only one of the spouses receives qualified compensation.

Non-transferable and Non-forfeitable

A Contract Owner may not transfer ownership of his or her IRA without disqualifying it from tax-favored treatment, except to his or her former spouse as a result of a divorce decree or under a written instrument arising from a divorce. A Contract Owner has a fully vested interest in his or her IRA which is nonforfeitable.

Contributions and Deductions

The total permissible maximum annual contribution to an IRA is $5,000 for a taxable year (or such maximum annual contribution as may be allowed in any future taxable year), or a Contract Owner’s adjusted gross income received from salaries or the earnings attributed to professions or occupations, whichever is less. A married taxpayer who files a joint P.R. income tax return may contribute an additional $5,000 for a taxable year (or such maximum annual contribution as may be allowed in any future taxable year) to a separate IRA established by or for such Contract Owner’s spouse (even if said spouse derived no gross income from the above-mentioned sources) provided that their combined total contribution shall not exceed $10,000 for a taxable year, or the combined adjusted gross income received from salaries or the earnings attributed to professions or occupations, whichever is less. Such contributions are tax deductible for Puerto Rico income tax purposes, subject to the following limitations:

●	Excess IRA Contributions - If a Contract Owner contributes to an IRA an amount in excess of the maximum amount permissible and, the excess is not returned (along with the amount of net income attributable to such excess contribution) by no later than the deadline for the filing of such Contract Owner’s income tax return for the year with respect to which the excess IRA Contributions were made (including any applicable extension of the time for filing), the entire balance of such IRA will be deemed to have been distributed to such Contract Owner. The amount of an IRA treated as distributed will be subject to the “Distribution” and “Premature Distribution” rules described herein.

●	No IRA Contributions Permitted in Taxable Year in which a Contract Owner Attains 75 Years of Age - No IRA Contributions may be made to an IRA for the taxable year in which a Contract Owner attains 75 years of age or thereafter.

●	Deadline for IRA Contributions - IRA Contributions by a Contract Owner for a given taxable year must be made no later than the date prescribed by law for such Contract Owner to file his or her Puerto Rico income tax return for that year (including any applicable extension to the time for filing).

●	Investments in Life Insurance Not Permitted - That part of the IRA Contributions invested by the IRA in life insurance contracts shall not be deductible.

Distributions

The distribution to a Contract Owner of the entire balance accrued in an IRA must be made, or commenced to be made by, no later than the end of the year in which such Contract Owner reaches 75 years of age. Such distribution must occur at least at a minimum prescribed rate, as further described below.

●	Tax Treatment upon Distributions - Amounts distributed under the Contract shall be taxed under the rules applicable to a Contract that is not an IRA, except that the premiums paid for purposes of determining the cost to be recovered under the Contract shall be increased by the share of income distributed out of the Contract which is exempt from Puerto Rico income taxes. Premiums paid shall be excluded in the computation of cost to be recovered under the Contract.

●	Distribution for Purchase or Construction of First Principal Residence - Notwithstanding the preceding, the Puerto Rico income taxation on certain distributions from an IRA shall be deferred if a Contract Owner uses the amount distributed for the purchase or construction of such Contract Owner’s first principal residence and complies with the applicable requirements of the P.R. Code and the regulations issued thereunder as provided in Section 1081.02(d)(6) of the P.R Code.

●	Form of Distributions - The Contract Owner’s total interest in an IRA must be distributed on or before the closing of the taxable year in which he or she attains 75 years of age, unless such total interest distributed in periodic payments in such taxable year over; (i) the life of such Contract Owner or the lives of such Contract Owner and his or her spouse, or (ii) during a period that shall not extend beyond the life expectancy of such Contract Owner or the joint life expectancy of such Contract Owner and his or her spouse. If a Contract Owner does not choose a method of distribution on or before the closing of the taxable year in which he or she attains 75 years of age, the entire balance of a Contract Owner’s IRA will be distributed in a lump sum payment by the end of the taxable year in which he or she attains 75 years of age.

●	Death of a Contract Owner - Upon a Contract Owner’s death, the entire balance of such Contract Owner’s IRA must be distributed to such Contract Owner’s Beneficiary or beneficiaries within a period of five (5) years from the death of such Contract Owner. Notwithstanding this, if (i) a Contract Owner elected to receive distributions from such Contract Owner’s IRA over a fixed term permitted by the P.R. Code and, (ii) such distributions have commenced, the distributions will continue as scheduled. The same rule applies at the death of the surviving spouse of a Contract Owner with respect to his or her beneficiaries if distributions to the surviving spouse have commenced pursuant to Section 1081.02(b)(3) of the P.R Code.

Any distribution to a Contract Owner’s Beneficiary, upon the death of such Contract Owner, is subject to Puerto Rico inheritance rules and other applicable laws and regulations. However, following the Puerto Rico Supreme Court judgment in Maria Cotto Torres v. Universal Life Insurance Company and Angel Miguel Rivera Rohlsen, CC_2017-862, Universal will distribute such amounts to the beneficiary designated by the Contract Owner, if any.

●	No Capital Gains Treatment - A lump sum distribution from a Contract Owner’s IRA is not eligible for capital gains treatment for Puerto Rico income tax purposes. However, Contract Owners should consult their own tax counsel to determine if a lump sum distribution from a Contract Owner’s IRA may qualify for the long-term capital gain treatment for Global Payment under Section 1023.08 of the P.R. Code.

●	Premature Distributions

Early Distribution Penalty - Distributions from a Contract Owner’s IRA may be made at any time but any actual or deemed distribution to the Contract Owner for whose benefit such account was established, is made before such Contract Owner attains 60 years of age is generally subject to a ten percent (10%) penalty on the amount includable in gross income, or fifteen percent (15%) for Contracts Owner who elected prepayment of earnings under P.R. Code Section 1023.23, unless the distribution is on account of:

(i)	a Contract Owner’s disability (as defined in the P.R. Code);
(ii)	a Contract Owner’s unemployment;
(iii)	the need of funds to cover the expenses of a Contract Owner’s direct dependents in connection with their university studies;
(iv)	the purchase or construction of a Contract Owner’s first principal residence (subject to compliance with certain requirements of the P.R. Code);
(v)	the repair or reconstruction of a Contract Owner’s principal residence as a result of fire, hurricane, earthquake or other fortuitous cause;
(vi)	the acquisition of a computer for a dependent of the Contract Owner within the second degree of consanguinity who is pursuing a university or lower level degree, up to an amount of $1,200 and only once every six (6) years;
(vii)	the treatment of severe, chronic, degenerative and terminal disease of a family member up to the fourth degree of consanguinity and second degree of affinity; or
(viii)	the avoidance of the imminent foreclosure or delay in the mortgage payments, including refinancing, of the Contract Owner’s principal residence due to loss of his employment or substantial reduction of income, up to the greater of fifty percent (50%) of the amount in the Contract or $20,000 (subject to the submission of evidence of need, circumstances and uses).
(ix)	Up to the maximum amount of twenty thousand (20,000) dollars, for the purchase of an efficient and environmental friendly renewal energy system for the Contract Owner’s residence, that is, every equipment or personal property, or combination of the same, that produces energy from renewable sources, such as, solar, wind, geothermical, oceanic, hydroelectric energy, or renewable fuels, without including fossil fuels. This withdrawal may be carried out once every ten (10) years.
(x)	for the payment of child support past due for six month or more.

In addition, the Early Distribution Penalty shall not apply if the amount distributed is transferred by a Contract Owner to another IRA of such Contract Owner in a Rollover Contribution (as defined below) within 60 days of such Contract Owner’s receipt of the distribution, or if the amount distributed may be excluded from gross income. Regulation Article 1081.02(g)-1(a) states that the Early Distribution Penalty shall be imposed on a distribution to the “individual for whose benefit the account was established”. From this wording it can be reasonably interpreted that a distribution by reason of beneficiary death should not subject to the penalty as the distribution is not one made to the deceased beneficiary. This interpretation should be consulted with your tax counsel.

Withholding of the Early Distribution Penalty - The ten percent (10%) or fifteen percent (15%) penalty will be withheld from a distribution unless a Contract Owner provides the required evidence to Universal Life that the distribution is exempt from the penalty.

Special Prepayment Election and Increased Early Distribution Penalty. Under P.R. Code Section 1023.23 an Owner of a Contract that qualifies as an IRA may elect to prepay a tax equal eight percent (8%) of the accumulated balance in the Contract that would be includable in gross income upon actual or deemed distribution. The prepayment must have been made on or before April 30, 2015. The prepayment shall have the effect of increasing Owner’s tax basis in the Contract for an amount equal to the unrealized appreciation for which the special tax of eight percent (8%) was paid. The Early Penalty Distribution rate discussed above is increased from ten percent (10%) or fifteen percent (15%) with respect to a distribution from a Contract for which an election under P.R. Code Section 1023.23 was made or an amount rolled over from such Contract. In the computation of the amount of gross income subject to the penalty, the increase in tax basis attributable to the election under P.R. Code 1023.23 shall be ignored.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

IRA May Not Be Used as Collateral.

A Contract Owner’s interest in an IRA or in assets held in such IRA may not be used as security for a loan, and any amount so utilized shall be deemed to have been distributed to such Contract Owner and may be subject to the ten percent (10%) or fifteen percent (15%) penalty for premature distributions described above.

No Policy Loans

If a Contract Owner borrows any sum of money under, or using said contract during any taxable year, the Contract shall cease to be an IRA as of the first day of said taxable year, and the Contract Owner shall include in his gross income for said year a sum equal to the fair market value of said policy on the first day of said year and may be subject to the ten percent (10%) or fifteen percent (15%) penalty for premature distributions described above.

Rollover Distribution

Amounts distributed from an IRA established by a Contract Owner or from a pension, profit-sharing or stock bonus plan described in Section 1081.01 of the P.R. Code (the “Qualified Plan”) may be transferred to another IRA established by such Contract Owner, (these IRA Contributions being referred to as “Rollover Contributions”) in an amount not greater than the maximum amount described above. A Rollover Contribution is, however, not tax-deductible for the year with respect to which such Rollover Contribution is made. If a Rollover Contribution is made by a Contract Owner who received the amount involved as a distribution from another IRA of such Contract Owner or a Qualified Plan, the transfer must be made not later than 60 days of the receipt of the distribution. If the transfer is made, but not on a timely basis, the transfer may well result in an excess IRA Contribution as referred to under the “Excess IRA Contributions” section above with the adverse consequences which pertain to excess IRA Contributions. Only one transfer from one IRA to another IRA can be made in any one-year period ending on the date of receipt of the distribution being transferred.

The Contract Owner should consult his or her tax counsel since to the extent that the Contract is treated as an endowment contract for purposes of the P.R. Code a Rollover Contribution to the Contract may not be allowed.

An individual retirement account maintained under the United States Internal Revenue Code of 1986, as amended, is generally not an IRA under the P.R. Code to or from which assets of a Puerto Rico IRA may be transferred.

Required Filings

A Contract Owner must report annually the IRA Contributions on such Contract Owner’s Puerto Rico income tax return in order to qualify for the Puerto Rico income tax deduction and benefits of an IRA.

Taxation of the IRA

A Contract Owner is not subject to Puerto Rico income taxes on the income generated by the assets held in an IRA until a distribution is made or treated as made under the P.R. Code. An IRA may be subject to tax on its unrelated business income under P.R. Code Section 1102.01.

Non-deductible Individual Retirement Account

A Nondeductible IRA is an IRA that is designated as such when established, but to which certain special rules apply.

Contributions

No deduction will be allowed to the Contract Owner with respect to contributions to a Nondeductible IRA. In addition, the annual nondeductible contribution to a Nondeductible IRA; (i) must be made by the due date of the income tax return (including extensions) of the taxable year for which the contribution is made; (ii) is limited to the annual limitation amount applicable to a deductible IRA, but reduced by the amount of contributions for the taxable year made to all other IRAs (other than nondeductible IRAs) maintained for the benefit of the Contract Owner, and (iii) may be made after the Contract Owner has reached age 70 ½.

Distributions

A Qualified Distribution from a Nondeductible IRA may be excluded from the Contract Owner’s gross income and, therefore, will not be subject to Puerto Rico income taxes. A Qualified Distribution is defined as a distribution that is; (i) made on or after the date on which the Contract Owner reaches the age of 60, (ii) made to a Beneficiary by reason of death of the Contract Owner, or (iii) a Premature Distribution not subject to the Early Distribution Penalty (see previous discussion of Premature Distributions). In addition, a Nondeductible IRA is not subject to the mandatory age distribution provision applicable to a Deductible IRA.

A distribution that is not a Qualified Distribution must be included in the gross income to the extent that it exceeds the basis of the Contract Owner in the Nondeductible IRA. Generally, for these purposes, the tax basis of the Contract Owner shall consist of the contributions to the nondeductible IRA, plus Qualified Rollovers (as defined below) and tax-exempt income earned thereon. A distribution that is not a Qualified Distribution may be subject to Premature Distribution penalty (See “Premature Distributions”).

Rollover Contributions

A distribution may be rolled over to a Nondeductible IRA only if the rollover is a “Qualified Rollover”. A Qualified Rollover is generally defined as: (i) a rollover from an IRA or another Nondeductible IRA to a Nondeductible IRA, provided that it meets the criteria applicable to rollovers to a Deductible IRA without taking in consideration the limitation related to rollover of distributions received within the preceding year (see above discussion Rollover Distributions); (ii) a rollover within the following 60 days of receiving the entire distribution from a retirement plan qualified under Section 1081.01 of the P.R. Code but only if such distribution is a total distribution within a single taxable year by reason of separation from service of the employee; and (iii) a rollover of the balance of the savings account of participants in the Retirement Saving Account Program created under Act 447 of 1951 but only if such rollover meets the requirements of Article 3-109(B)(5) of such Act 447.

Amounts distributed by a Deductible IRA or a retirement plan qualified under Section 1081.01 of the P.R. Code may not be excluded from gross income by reason of been rolled over into a Nondeductible IRA and shall generally be considered distributed and includible in Gross Income, as defined by Section 1081.03(d)(4)(A)(i). However, the penalty shall not apply to a Premature Distribution transferred to a Nondeductible IRA pursuant to a Qualified Rollover.

Collateral

A Contract Owner’s interest in a Nondeductible IRA or in assets held in such IRA may not be used as security for a loan, and any amount so utilized shall be deemed to have been distributed to such Contract Owner and may be subject to the Early Distribution Penalty For Premature Distributions described above.

Taxation of Distributions by Reason of Disaster Declared by the Governor of Puerto Rico

Pursuant to Section 1081.02(d)(1) of the P.R. Code and subject the terms established by the Secretary in response to a disaster declaration by the Governor of Puerto Rico the first ten thousand ($10,000) dollars paid or distributed to cover Eligible Expenses from a Deductible IRA’s may be excluded from gross income, and any distribution in excess of the first ten thousand ($10,000) dollars excluded from gross income but not exceeding one hundred thousand ($100.000) dollars will be subject to a special tax of ten (10) percent, in lieu of any other tax, including the ABT. The amount distributed shall be determined on an aggregate basis considering all distributions from Deductible IRAs and qualified employees’ retirement plans. For the special tax to apply the ten (10) percent tax, will be required to withheld at source. Under Section 1081.01(b)(1)(D)(v)(II) the term “Eligible Expenses” is broadly defined as expenses, either ordinary or extraordinary, incurred by an individual, spouse, ascendants, and/or descendants, to compensate for any loss or damage, and/or to cover basic needs suffered as a result of natural disaster. The Secretary is authorized to establish by regulation, administrative determination, circular letter or information bulletin of general application the documents that the participant or beneficiary must submit in connection with a disaster distribution.

The above treatment is afforded under Section 1081.02(d)(1) of the P.R. Code. Section 1081.02(d)(5) provides that the treatment under Section 1081.02(d)(1) shall not apply to an individual retirement annuity. On the other hand, Section 1081.02(d)(1)(J)(v) includes insurance companies as entities that may be subject to the distribution procedures to be prescribed by the Secretary with respect to the above special treatment. You should consult your tax counsel in relation to the application of the above treatment to Contracts qualified as an individual retirement annuity under the P. R. Code.

Certain ERISA Considerations

A fiduciary of a pension, profit- sharing, retirement, or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each such plan, a “Plan”), should consider the fiduciary standards under ERISA in the context of the Plan’s particular circumstances and consult with its counsel before authorizing an investment of such Plan’s assets in a Contract.

Tax Changes

The foregoing tax information is based on our understanding of U.S. and Puerto Rico tax laws. It is NOT intended as tax advice. All information is subject to change without notice. Furthermore, the determination whether the Contract qualifies as an annuity and endowment contract under the P.R. Code and as an annuity under the U.S. Internal Revenue Code depends on Universal Life continued compliance with the applicable provisions of the P.R. Code and the U.S. Internal Revenue Code relating to the classification of a particular instrument as an annuity or endowment contract.

Impact of taxes to the Company

The contracts provide that we may charge Fortune VII Separate Account for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

9. More information

About Fortune VII Separate Account

Each variable investment option is a subaccount of Fortune VII Separate Account. We established Fortune VII under special provisions of the Puerto Rico Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Fortune VII Separate Account and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Fortune VII Separate Account. that represent our investments in Separate Account No. VI or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Fortune VII Separate Account. assets in any investment permitted by applicable law. The results of Fortune VII Separate Account. operations are accounted for without regard to the Company’s other operations. The amount of some of our obligations under the contracts is based on the assets in Fortune VII Separate Account. However, the obligations themselves are obligations of the Company.

Income, gains, and losses credited to, or charged against, the separate account reflect the separate account’s own investment experience and not the investment experience of the Company’s other assets, and the assets of the separate account may not be used to pay any liabilities of the Company other than those arising from the contracts.

Separate Fortune VII Account. is registered under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or Fortune VII Separate Account. Although Fortune VII Separate Account is registered, the SEC does not monitor the activity of Fortune VII Separate Account on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Fortune VII Separate Account. invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1)	to add variable investment options to, or to remove variable investment options from, Fortune VII Separate Account, or to add other separate accounts;

(2)	to combine any two or more variable investment options;

(3)	to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)	to operate Fortune VII Separate Account or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Fortune VII Separate Account or a variable investment option directly);

(5)	to deregister Fortune VII Separate Account under the Investment Company Act of 1940;

(6)	to restrict or eliminate any voting rights as to Fortune VII Separate Account;

(7)	to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)	to limit or terminate contributions or transfers into any of the variable investment options; and

(9)	to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of Fortune VII Separate Account, you will be notified of such exercise, as required by law.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, or in their respective SAIs, which are available upon request. See also Appendix “Portfolio Companies available under the contract”.

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value or any Guaranteed benefits with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims paying ability. An owner should look to the financial strength of the Company for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the Insurance Department of Puerto Rico and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a “covered security” under the federal securities laws.

The disclosure with regard to the general account, is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Wire transmittals and electronic transactions

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under “How you can make your contributions” under “Purchasing the Contract”.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.

Automatic investment program

You may use our automatic investment program, or “AIP,” to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ, traditional IRA and Roth IRA contracts.

The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to a Special Money Market DCA program. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Protected Benefit account variable investment options will be allocated to corresponding Investment account variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Protected Benefit account.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

●	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

●	If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

●	When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

●	If we have entered into an agreement with your broker-dealer for automated processing of contributions and/ or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions, and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions, Credits and transfers

●	Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

●	Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

●	Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

●	For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

●	the election of trustees; or

●	the formal approval of independent public accounting firms selected for each Trust; or

●	any other matters described in the prospectus for each Trust or requiring a shareholders’ vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to the Company separate accounts in connection with the Company’s variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. The affiliated Trust also sells its shares to the trustee of a qualified plan for a Company affiliate. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Fortune VII Separate Account voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

Misstatement of age

If the age of any person upon whose life or age a benefit provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract; and (iii) only the death benefit provided by amounts allocated to the Investment account will apply.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by Puerto Rico law.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner’s interest in Fortune VII Separate Account, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

Financial statements

The financial statements of Fortune VII Separate Account, as well as the consolidated financial statements of the Company, are in the SAI. The financial statements of the Company have relevance to the contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 787-706-7095.

Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any Guaranteed benefit in effect will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant’s life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family’s) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

Jointly owned contracts. If the older owner transfers ownership to another owner, any Guaranteed benefit in effect will terminate. If the younger owner transfers ownership to another owner, Guaranteed benefits will continue as long as the new owner is younger than the remaining joint owner and meets the issue age requirements associated with the Guaranteed benefits.

Adding a new owner. To add a new owner to a contract, both owners must meet the age requirements, determined as of the transaction date, for issuing the contract and, if applicable, funding the Guaranteed benefits.

In general, you cannot assign or transfer ownership of an IRA except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA as security for a loan or other obligation.

You may direct the transfer of the values under your IRA contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other NQ deferred annuity contract issued by us or our affiliates in the same calendar year that you purchase the contract.

A collateral assignment generally does not terminate your benefits under the contract. However, a collateral assignment will terminate your optional benefits. All withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee’s prior approval and payment directions. We will follow such directions until the Company receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information”.

How divorce may affect your contract and Guaranteed benefits

If we are required to divide your contract as the result of divorce, the portion of the Total account value attributable to your ex-spouse will be allocated to a new contract for your ex-spouse and funded using allocation instructions provided by the ex-spouse. Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Protected Benefit account to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract, which means your Guaranteed benefit will be reduced and a withdrawal charge may apply. However, if the withdrawal is made to fund a Universal VIA Generation Income contract owned by your ex-spouse that is the same Series as the current contract, we will waive any withdrawal charges for that withdrawal. Withdrawal charges will apply to the new contract owned by your ex-spouse.

If 100% of your contract is awarded to your ex-spouse in a divorce settlement, special rules apply. If 100% of your contract is awarded to your younger ex-spouse as a result of divorce, then whether you were the single owner or the contract was jointly owned, the following rules apply:

●	If the Protected Benefit account had been funded prior to the date of divorce, the age-related rules associated with continuing any Guaranteed benefits under the contract will be determined by the age of your ex-spouse as of the date we receive the divorce decree and any other information we may require (“date of divorce decree receipt”).

—	If the ex-spouse is age 55 – 85, the GMIB can continue as long as the time for exercising the GMIB under the contract has not yet passed. The GMIB Maximum Roll-up Period does not restart, but we will use the date on which the ex-spouse turns 95 in determining the GMIB Roll-up Period end date. GMIB benefit base resets will continue until the contract date anniversary following the ex-spouse’s 95th birthday.

—	If the ex-spouse is age 86 or older and not eligible to continue the GMIB, the benefit and associated charge will end on the date of divorce decree receipt. However, the ex-spouse will be given a one-time opportunity to exercise the GMIB after providing us with the divorce decree and any other information we may require.

—	If the ex-spouse elects to exercise the GMIB, we will always apply joint life annuity purchase rates in calculating the periodic payments.

—	If the ex-spouse is age 75 or younger and the Highest Anniversary Value death benefit was elected, it will remain in effect and eligible for increase based on the ex-spouse’s age.

—	If the ex-spouse is age 80 or younger and the Return of Principal death benefit was elected, it will remain in effect.

—	If the ex-spouse is age 85 or younger and not eligible to continue the GMDB under the contract, the benefit and associated charge will end on the date of divorce decree receipt. The contract will continue with the Return of Principal death benefit, with the death benefit amount frozen based on the value of the GMDB death benefit base on the date of divorce decree receipt, subject to adjustment for future contributions and withdrawals.

—	Contributions by the ex-spouse to the Protected Benefit account are not permitted. If the GMIB was elected, contributions by the ex-spouse to the Investment account are not permitted. If the GMIB was not elected, contributions by the ex-spouse to the Investment account are permitted if the ex-spouse is age-eligible at the time of the contribution.

—	Transfers into the Protected Benefit account are permitted until the ex-spouse makes a subsequent contribution to the Investment Account, or, if earlier, the ex-spouse reaches the maximum transfer age. At that time, all transfers into the Protected Benefit account, including transfers through the Systematic transfer program, will no longer be permitted. However, if transfers were no longer allowed under the original contract due to a contribution you made to the Investment account after taking a withdrawal from the Protected Benefit account, then your ex-spouse will not be able to make transfers into the Protected Benefit account even if they are age-eligible.

●	If the GMIB was elected and the Protected Benefit account had not been funded prior to the date of divorce decree receipt, the ex-spouse becomes the new contract owner and all Guaranteed benefits terminate. If the Protected Benefit account was funded after the date of divorce but prior to the date of divorce decree receipt, we will transfer the Protected Benefit account funds to the Investment account, the Protected Benefit account will be discontinued, and all Guaranteed benefits are terminated.

If 100% of your contract is awarded to your older ex-spouse as a result of divorce and the contract was jointly owned, the contract continues under its existing terms and the ex-spouse becomes the single owner of the contract.

Distribution of the contracts

The contracts are distributed by Universal Financial Services, Inc. (the “Distributor”). The Distributor serves as principal underwriter of Fortune VII Separate Account. The offering of the contracts is intended to be continuous.

The Distributor is an affiliate of the Company. The Distributor is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor also acts as distributor for other life and annuity products we issue.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributor or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see “Fee table” and “Charges and expenses”.

The Company pays compensation to selling broker-dealers based on contributions made on the contracts sold (“contribution-based compensation”). The contribution-based compensation will generally not exceed 7.0% of total contributions. Selling broker-dealers, in turn, may pay a portion of the contribution-based compensation received to the financial professional making the sale. The compensation paid by the Distributor varies among financial professionals and among Selling broker-dealers.

The Selling broker-dealer, not the Distributor, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

Additional payments by the Distributor to Selling broker-dealers.

The Distributor may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. The Distributor may also pay certain Selling broker- dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”).

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, the Distributor may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). The Distributor also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers.

Appendix: Portfolio Companies Available Under The Contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.universalpr.com. You can request this information at no cost by calling 787-706-7095 or by sending an email request to. If you elect a Guaranteed benefit, you may only invest in the Portfolios listed in the designated table below.

The current expenses and performance information below reflect fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	Portfolio Company - Investment Adviser; Sub Adviser(s), as applicable	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 year	5 year	10 year
Fixed Income	1290 VT High Yield Bond — EIMG; AXA Investment Managers, Inc.; Post Advisory Group, LLC	1.05%^	6.48%	5.55%	6.93%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC; Horizon Kinetics Asset Management LLC	1.15%^	-1.51%	3.15%	8.99%
Equity	1290 VT SmartBeta Equity — EIMG; AXA Rosenberg Investment Management, LLC	1.10%^	10.95%	9.78%	11.26%
Fixed Income	EQ/AB Short Duration Government Bond — EIMG; AllianceBernstein L.P.	0.80%	0.94%	1.56%	1.01%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.16%	15.41%	9.45%	11.17%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%^	7.35%	4.90%	4.51%
Asset Allocation	EQ/Conservative-Plus Allocation† - EIMG	1.09%	9.96%	6.33%	6.51%
Fixed Income	EQ/Core Plus Bond — EIMG; AXA Investment Managers, Inc.; Brandywine Global Investment Management, LLC; Loomis, Sayles & Company, L.P.	0.95%^	14.64%	6.86%	5.11%
Equity	EQ/Emerging Markets Equity Plus — EIMG; AllianceBernstein L.P.; EARNEST Partners, LLC	1.29%^	14.10%	4.53%	10.91%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.55%^	17.76%	13.53%	14.52%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%^	26.32%	—	—
Equity	EQ/Goldman Sachs Mid Cap Value - EIMG; Goldman Sachs Asset Management L.P.	1.09%^	8.46%	—	—
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSgA Funds Management, Inc.	0.65%^	4.34%	3.08%	2.00%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.79%^	3.89%	2.47%	6.26%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.15%^	27.01%	12.95%	14.35%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc.; Invesco Asset Management Ltd.	1.20%^	-12.22%	—	—
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.98%	11.09%	6.23%	11.39%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.73%	37.36%	22.03%	20.08%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.75%	2.23%	5.39%	9.02%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/ b/a MFS Investment Management	1.10%^	15.41%	10.01%	12.38%
Equity	EQ/MFS Mid Cap Focused Growth - EIMG; Massachusetts Financial Services Company d/ b/a MFS Investment Management	1.10%^	29.76%	—	—
Specialty	EQ/MFS Utilities — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%^	5.55%	—	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.72%	12.84%	7.71%	11.59%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%	11.27%	6.98%	7.45%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.12%	14.13%	8.47%	9.48%
Money Market	EQ/Money Market — EIMG; BNY Mellon Investment Adviser, Inc.	0.71%	0.20%	1.00%	0.68%
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%^	1.17%	1.56%	1.70%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.64%	19.73%	9.95%	12.81%
Specialty	EQ/T. Rowe Price Health Sciences — EIMG; T. Rowe Price Associates, Inc.	1.20%^	26.91%	—	—
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%^	-37.39%	—	—
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P.; Allianz Global Investors U.S. LLC; Wellington Management Company, LLP	1.25%^	53.26%	29.30%	26.79%
† EQ/ Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy as part of their investment objective and/or principal investment strategy are identified in the chart by a “†“.
# Certain other Portfolios may utilize volatility management techniques that differ from the EQ volatility management strategy and are identified in the chart by a “#”.
^ This Portfolio’s annual expenses reflect temporary fee reductions.

Amounts you allocate to the Protected Benefit account variable investment options fund your Guaranteed benefits.

Protected Benefit Account Variable Investment Options

TYPE	Portfolio Company - Investment Adviser; Sub Adviser(s), as applicable	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 year	5 year	10 year
Asset Allocation	EQ/AB Dynamic Moderate Growth # — EIMG; AllianceBernstein L.P.	1.11%^	4.43%	4.43%	5.93%
Asset Allocation	EQ/Balanced Strategy† - EIMG	0.99%	11.20%	7.24%	7.50%
Asset Allocation	EQ/Conservative Growth Strategy† - EIMG	0.99%	9.93%	6.43%	6.45%
Asset Allocation	EQ/Conservative Strategy† - EIMG	0.95%^	7.26%	4.84%	4.32%
Asset Allocation	EQ/First Trust Moderate Growth Allocation# - EIMG; First Trust Advisors L.P.	1.20%^	6.73%	—	—
Asset Allocation	EQ/Franklin Moderate Allocation# - EIMG; FranklinAdvisers, Inc.	1.20%^	2.85%	3.60%	—
Asset Allocation	EQ/Goldman Sachs Moderate Growth Allocation# - EIMG; Goldman Sachs Asset Management L.P.	1.20%^	4.96%	5.42%	6.50%
Asset Allocation	EQ/Invesco Moderate Allocation# - EIMG; Invesco Advisers, Inc.	1.20%^	8.53%	5.66%	5.98%
Asset Allocation	EQ/Invesco Moderate Growth Allocation# - EIMG; Invesco Advisers, Inc.	1.20%^	9.14%	—	—
Asset Allocation	EQ/Moderate Growth Strategy† - EIMG	1.00%	12.38%	7.94%	8.52%
† EQ/ Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy as part of their investment objective and/or principal investment strategy are identified in the chart by a “†“.
# Certain other Portfolios may utilize volatility management techniques that differ from the EQ volatility management strategy and are identified in the chart by a “#”.
^ This Portfolio’s annual expenses reflect temporary fee reductions.

Appendix: Dropping or Changing your Guaranteed Benefits

Pre-Funding Drop or Change

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) prior to the funding of your Protected Benefit account. In general, you can drop your GMIB and change your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GMIB. All requests to drop or change a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose.

Guaranteed benefit Combination		Post-Funding Drop of:	Your Option(s) or Result		Following the Drop
●	GMIB	GMIB	●	You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will remain.	●	You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding.
●	Return of Principal death benefit				●	You can drop the Return of Principal death benefit post-funding only.
●	GMIB	GMIB	●	You can keep your Highest Anniversary Value death benefit.	●	You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding.
●	Highest Anniversary Value death benefit			-or-
			●	You can change your death benefit to the Return of Principal death benefit.	●	You can drop the Return of Principal death benefit post-funding only.
●	GMIB	Both benefits	●	The Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	●	You can drop the Return of Principal death benefit post-funding only.
●	Highest Anniversary Value death benefit
●	Highest Anniversary Value death benefit	Highest Anniversary Value death benefit	●	The Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	●	You can drop the Return of Principal death benefit post-funding only.
●	Return of Principal death benefit	Not Applicable: The Return of Principal death benefit cannot be dropped prior to funding the Protected Benefit account

Post-Funding Drop

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) after you have funded your Protected Benefit account. In general, you can drop both your GMIB and Guaranteed minimum death benefit or, in some cases, drop your GMIB and retain your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped without first dropping your GMIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see “Dropping or changing your Guaranteed benefits” in “Benefits available under the contract” for information on when you are eligible to drop your Guaranteed benefits after having funded your Protected Benefit account.

Guaranteed benefit Combination		Post-Funding Drop of:(1)	Your Option(s) or Result		Following the Drop
●	GMIB	GMIB	●	The Return of Principal death benefit will remain in effect.	●	You can drop the Return of Principal death benefit by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options .
●	Return of Principal death benefit
●	GMIB		●	Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options.		Not Applicable.
●	Return of Principal death benefit	Both benefits
●	GMIB	GMIB	●	Your Highest Anniversary Value death benefit remains in effect.	●	You can drop the Highest Anniversary Value death benefit by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options.
●	Highest Anniversary Value death benefit
●	GMIB		●	Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options.		Not Applicable.
●	Highest Anniversary Value death benefit	Both benefits
●	Highest Anniversary Value death benefit	Highest Anniversary Value death benefit	●	Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options .		Not Applicable.
●	Return of Principal death benefit	Return of Principal death benefit	●	Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options.		Not Applicable.

(1)	When a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

Appendix: Guaranteed Benefit Base Examples

Assuming $100,000 is invested in the Protected Benefit investment options, with no additional contributions, no transfers, no withdrawals, and initial Roll-up rates of 5%, the Guaranteed minimum death benefit base and Guaranteed minimum income benefit base for an owner age 60 would be calculated as follows:

End of Contract Year	Protected Benefit Account Value	Guaranteed Minimum Death Benefit		Guaranteed minimum income benefit
		Return of Premium Death Benefit	Highest Anniversary Value Death Benefit	GMIB benefit base
1	$103,000	$100,000(1)	$103,000(2)	$105,000
2	$107,120	$100,000(1)	$107,120(2)	$110,250
3	$113,547	$100,000(1)	$113,547(2)	$115,763
4	$120,360	$100,000(1)	$120,360(2)	$121,551
5	$128,785	$100,000(1)	$128,785(2)	$128,785
6	$126,210	$100,000(1)	$128,785(3)	$135,224
7	$128,734	$100,000(1)	$128,785(3)	$141,986

Protected Benefit account value

The Protected Benefit account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%, respectively. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

For example, at the end of contract year 1, the Protected Benefit account value equals $103,000 = $100,000 x (1+3.00%) Calculated as follows: $100,000 x (1+3.00%) = $103,000

Your applicable death benefit in connection with the Protected Benefit variable investment options is equal to the Protected Benefit account value or the Guaranteed minimum death benefit base, if greater.

Guaranteed Minimum Income Benefit

GMIB benefit base

The example assumes no withdrawals under the contract, therefore the Deferral Roll-up rate would apply. At the end of contract year 1, the GMIB benefit base is equal to the initial contribution to the Protected Benefit account, multiplied by [1+ the Deferral Roll-up rate of 5.00%]. For contract years 2 through 4, 6 and 7, the GMIB benefit base is equal to the previous year’s GMIB benefit base multiplied by [1+ the Deferral Roll-up rate of 5.00%]. At the end of contract years 5, the GMIB benefit base is reset to the current Protected Benefit account value.

For example:

●	At the end of contract year 2, the GMIB benefit base equals

$110,250 Calculated as follows: $105,000 x (1+5.00%) = $110,250

●	At the end of contract year 5, the GMIB benefit base equals $128,785

The GMIB benefit base is being ‘reset’ to equal the Protected Benefit account value of $128,785

Guaranteed Minimum Death Benefit

Return of Principal benefit base

(1)	At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protected Benefit account variable investment options.

Highest Anniversary Value benefit base

(4)	At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protected Benefit account value.

For example:

●	At the end of contract year 2, the Highest Anniversary Value benefit base equals the Protected Benefit account value of $107,120

(5)	At the end of contract years 6 and 7, the benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

●	At the end of contract year 6, Highest Anniversary Value benefit base equals $128,785 or the Highest Anniversary Value benefit base at the end of year 5.

Appendix: Hypothetical Illustrations

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account values (Investment account value and Protected Benefit account value), cash value and the values of the “Highest Anniversary” death benefit, the Guaranteed minimum income benefit (“GMIB”), and the Annual withdrawal amount, under certain hypothetical circumstances, including assuming constant hypothetical 5% Roll-up rates, for the Universal VIA Generation Income contract. The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the tables illustrate that $60,000 is allocated to the Protected Benefit account variable investment options, and $40,000 is allocated to the Investment account variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be 2.53% and 3.47% for the Protected Benefit account variable investment options and 2.44% and 3.56 % for the Investment account variable investment options at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Protected Benefit account value annually for the GMIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the Highest Anniversary Value death benefit charge, the GMIB charge, any applicable administrative charge and withdrawal charge. Please note that charges for the GMIB are always deducted from the Protected Benefit account value.

The values shown under “Next Year’s Annual withdrawal amount” for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the GMIB benefit base.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect

(1) investment management fees equivalent to an effective annual rate of 0.58% for the Protected Benefit account variable investment options and of 0.61% for the Investment account variable investment options,

(2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.40% for the Protected Benefit account variable investment options and 0.28% for the Investment account variable investment options and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protected Benefit account variable investment options and 0.25% for the Investment account variable investment options. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Protected Benefit account variable investment options and Investment account variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity

Universal VIA Generation Income -

$100,000 single contribution and no withdrawals

Male, issue age 65

Benefits:

Highest Anniversary Value Death Benefit

Guaranteed Minimum Income benefit

Age	Contract Year	Investment Account Value		Protected Benefit Account Value		Cash Value(+)		Protect		Guarantee		Next Year’s Annual withdrawal amount
								“Greater of” Death Benefit		GMIB Benefit Base
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
65	0	40,000	40,000	60,000	60,000	93,000	93,000	60,000	60,000	60,000	60,000	0	0
66	1	39,024	41,424	56,907	60,507	88,931	94,931	63,000	63,000	63,000	63,000	3,150	3,150
67	2	38,072	42,899	53,814	60,953	84,885	96,852	66,150	66,150	66,150	66,150	3,308	3,308
68	3	37,143	44,426	50,716	61,331	81,858	99,757	69,458	69,458	69,458	69,458	3,473	3,473
69	4	36,237	46,007	47,609	61,636	77,846	101,644	72,930	72,930	72,930	72,930	3,647	3,647
70	5	35,352	47,645	44,490	61,861	74,843	104,506	76,577	76,577	76,577	76,577	3,829	3,829
71	6	34,490	49,341	41,355	61,997	72,844	108,339	80,406	80,406	80,406	80,406	4,020	4,020
72	7	33,648	51,098	38,198	62,038	70,846	112,136	84,426	84,426	84,426	84,426	4,221	4,221
73	8	32,827	52,917	35,015	61,974	67,842	114,892	88,647	88,647	88,647	88,647	4,432	4,432
74	9	32,026	54,801	31,802	61,798	63,828	116,599	93,080	93,080	93,080	93,080	4,654	4,654
75	10	31,245	56,752	28,554	61,499	59,799	118,251	97,734	97,734	97,734	97,734	4,887	4,887
80	15	27,584	67,599	11,610	57,792	39,194	125,391	124,736	124,736	124,736	124,736	6,237	6,237
85	20	24,376	80,519	0	50,519	24,376	131,038	0	124,736	0	159,198	*$7,346	7,960
90	25	21,540	95,909	0	40,892	21,540	136,802	0	124,736	0	159,198	7,346	7,960
95	30	19,034	114,241	0	29,476	19,034	143,717	0	124,736	0	159,198	7,346	**$11,024

(+)	The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.

*	Payments of $7,346 will continue as lifetime payments

**	Payments of at least $11,024 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection With Investment Performance Account Value, Investment Performance Account Value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix: Examples Of How Withdrawals Affect Your Guaranteed Benefit Bases

Examples for GMIB

Example #1

As described below, this example assumes that Protected Benefit account value is less than the GMIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, no transfers, and initial Roll-up rates of 5.0% the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

						Guaranteed Minimum Death Benefit
End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Highest Anniversary Value benefit base
0		$100,000			$100,000(3)	$100,000(1)	$100,000(2)
1	3.0%	$103,000	$0	5.0%	$105,000(3)	$100,000(1)	$103,000(2)
2	4.0%	$107,120	$0	5.0%	$110,250(3)	$100,000(1)	$107,120(2)
3	6.0%	$113,547	$0	5.0%	$115,763(3)	$100,000(1)	$113,547(2)
4	6.0%	$120,360	$0	5.0%	$121,551(3)	$100,000(1)	$120,360(2)
5	7.0%	$128,785	$0	5.0%	$128,785(3)	$100,000(1)	$128,785(2)

Contract Years 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)	The Return of Principal benefit base is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2)	The Highest Anniversary Value benefit base is equal to the greater of the Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

●	At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3)	The GMIB benefit base (the “Roll-up benefit base”) is equal to the Roll-up benefit base as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit base as of the last contract date anniversary multiplied by the assumed Deferral Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit base will automatically “reset” to equal the Protected Benefit account, if higher than the prior Roll-up benefit base, every contract year from your contract issue date, up to the contract anniversary following your 95th birthday. Beginning in the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit base at the end of the contract year. Remember that the Roll-up amount under your contract does not become part of your Roll-up benefit base until the end of the contract year except in the year in which you die.

For example:

●	At the end of contract year 2, the Roll-up benefit base is equal to $110,250. This is calculated by taking the Roll-up benefit base as of the last contract date anniversary $105,000, and multiplying it by Roll-up rate of 5%. ($105,000 x 1.05 = $110,250).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $6,439 [5% (Roll-up rate) x $128,785 (the GMIB benefit base)].

						Guaranteed Minimum Death Benefit
End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Highest Anniversary Value benefit base
Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $6,439
Year 6	(5.0)%	$122,346	$6,439	5.0%	$128,785(6)	$94,740(4)	$122,346(5)
Year 7 Annual Withdrawal Amount: $6,439(7)
Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
Year 6	(5.0)%	$122,346	$7,000	5.0%	$128,195(10)	$94,279(8)	$121,786(9)
Year 7 Annual Withdrawal Amount: $6,410(11)

Alternative #1: Contract Year 6 (Owner withdraws Annual withdrawal amount)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $6,439 equals 5.26% of the Protected Benefit account value ($6,439 divided by $122,346 = 5.26%), each benefit base would be reduced by 5.26%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary)- $5,260 (5.26% x $100,000) = $94,740.

(5)	The Highest Anniversary Value benefit base is reduced dollar-for-dollar, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary)- $6,439 = $122,346.

(6)	The GMIB benefit base is equal to $128,785, (the Roll-up benefit base as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit base neither decreases nor increases;

(7)	As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $6,439 [5% (Roll-up rate) x $128,785 (the Roll-up benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Owner takes an “Excess withdrawal”)

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Protected Benefit account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) - $6,439 (the Annual withdrawal amount) = $561 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 0.458% of the Protected Benefit account value ($561 divided by $122,346 = 0.458%), the Roll-up benefit bases would be reduced by 0.458%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see “Lifetime required minimum distribution withdrawals” in “Accessing your money”.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) - $5,721 (5.721% x $100,000) = $94,279.

(9)	The Highest Anniversary Value benefit base is reduced dollar-for-dollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $6,439 (Annual Withdrawal Amount) - $560 [($128,785 – $6,439) x 0.458%] = $121,786.

(10)	The GMIB benefit base is reduced pro-rata, as follows: $128,785 (the Roll-up benefit base as of the last contract date anniversary) - $590 (0.458% x $128,785) = $128,195.

(11)	As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $6,410 [5% (Roll-up rate) x $128,195 (the Roll-up benefit bases as of the sixth contract anniversary)].

Example #2

As described below, this example assumes that Protected Benefit account value is greater than the GMIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, no transfers, and initial Roll-up rates of 5.0% the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

						Guaranteed Minimum Death Benefit
End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Highest Anniversary Value benefit base
0		$100,000			$100,000(3)	$100,000(1)	$100,000(2)
1	3.0%	$103,000	$0	5.0%	$105,000(3)	$100,000(1)	$103,000(2)
2	4.0%	$107,120	$0	5.0%	$110,250(3)	$100,000(1)	$107,120(2)
3	6.0%	$113,547	$0	5.0%	$115,763(3)	$100,000(1)	$113,547(2)
4	6.0%	$120,360	$0	5.0%	$121,551(3)	$100,000(1)	$120,360(2)
5	7.0%	$128,785	$0	5.0%	$128,785(3)	$100,000(1)	$128,785(2)

Contract Years 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)	The Return of Principal benefit base is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2)	The Highest Anniversary Value benefit base is equal to the greater of the Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

●	At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($107,120).

(3)	The GMIB benefit base (the “Roll-up benefit base”) is equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit base as of the last contract date anniversary multiplied by Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit base will automatically “reset” to equal the Protected Benefit account, if higher than the prior Roll-up benefit bases, every contract year from your contract issue date, up to the contract date anniversary following your 95th birthday. Beginning in the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit base at the end of the contract year. Remember that the Roll-up amount under your contract does not become part of your Roll-up benefit base until the end of the contract year except in the year in which you die.

For example:

●	At the end of contract year 2, the Roll-up benefit base is equal to $110,250. This is calculated by taking the Roll-up benefit base as of the last contract date anniversary $105,000, and multiplying it by Roll-up rate of 5%. ($105,000 x 1.05 = $110,250).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $6,439 [5% (Roll-up rate) x $128,785 (the GMIB benefit base)].

						Guaranteed Minimum Death Benefit
End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Highest Anniversary Value benefit base
Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $6,439
Year 6	5.0%	$135,224	$6,439	5.0%	$128,785(6)	$95,240(4)	$128,785(5)
Year 7 Annual Withdrawal Amount: $6,439(7)
Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
Year 6	5.0%	$135,224	$7,000	5.0%	$128,251(10)	$94,823(8)	$128,224(9)
Year 7 Annual Withdrawal Amount: $6,413(11)

Alternative #1: Contract Year 6 (Owner withdraws Annual withdrawal amount)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $6,439 equals 4.76% of the Protected Benefit account value ($6,439 divided by $135,224 = 4.76%), each benefit base would be reduced by 4.76%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (benefit base as of the last contract date anniversary)- $4,760 (4.76% x $100,000) = $95,240.

(5)	The Highest Anniversary Value benefit base is reduced dollar-for-dollar as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $6,439 = $128,785.

(6)	The GMIB benefit base is equal to $128,785, (the Roll-up benefit base as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit base neither decreases nor increases.

(7)	As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $6,439 [5% (Roll-up rate) x $128,785 (the Roll-up benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Owner takes an “Excess withdrawal”)

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Protected Benefit account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro-rata calculation for the reduction in the Highest Anniversary Value benefit base and the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) - $6,439 (the Annual withdrawal amount) = $561 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 0.415% of the Protected Benefit account value ($561 divided by $135,224 = 0.415%), the Highest Anniversary Value benefit base and the Roll-up benefit bases would be reduced by 0.415%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see “Lifetime required minimum distribution withdrawals” in “Accessing your money”.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) - $5,177 (5.177% x $100,000) = $94,823.

(9)	The Highest Anniversary Value benefit base is reduced dollar-for dollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $6,439 (Annual Withdrawal Amount) - $508 [($128,785 - $6,439) x 0.415%] = $128,785.

(10)	The GMIB benefit base is reduced pro-rata, as follows: $128,785 (the Roll-up benefit base as of the last contract date anniversary) - $534 (0.415% x $128,785) = $128,251.

(11)	As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $6,413 [5% (Roll-up rate) x $128,251 (the Roll-up benefit bases as of the sixth contract anniversary)].

Appendix: Rules Regarding Contributions To Your Contract

The following tables describes the contribution rules. For jointly-owned contracts, the maximum contribution ages specified in this appendix refer to the age of the older joint owner.

Contract Type	NQ
Issue Ages	●	0-85
Minimum initial contribution amount	●	$5,000
Minimum subsequent contribution amount (if permitted)	●	$100
	●	$100 monthly under the automatic investment program
	●	$300 quarterly under the automatic investment program
Source of contributions	●	After-tax money.
	●	Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Additional limitations on contributions to the contract(1)	●	If you elect the GMIB or GMIB with an applicable death benefit, you can only begin funding these benefits at age 55. For joint owners, both owners must be at least age 55 in order to begin funding these benefits.
	●	You may make subsequent contributions to your Protected Benefit account through age 80, or if later, until the first contract date anniversary. Once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted
You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary.

(1)	In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Contract Type	Traditional IRA
Issue Ages	●	21-85
Minimum initial contribution amount	●	$5,000
Minimum subsequent contribution amount (if permitted)	●	$50
	●	$100 monthly under the automatic investment program
	●	$300 quarterly under the automatic investment program
Source of contributions	●	Rollovers from another traditional individual retirement arrangement.
	●	Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
	●	Regular IRA contributions (up to age 75)

Contract Type	Traditional IRA
Additional limitations on contributions to the contract(1)	●	If you elect the GMIB or GMIB with an applicable death benefit, you can only begin funding these benefits at age 55. For joint owners, both owners must be at least age 55 in order to begin funding these benefits.
	●	You may make subsequent contributions to your Protected Benefit account through age 80, or if later, until the first contract date anniversary. Once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
	●	You may make subsequent contributions to your Investment account through age 85 or, if later, until the first contract date anniversary.
	●	Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.
	●	Although we accept regular IRA contributions (limited to $6,000 for 2021) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
	●	Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

(1)	In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Contract Type	Roth IRA
Issue Ages	●	21-85
Minimum initial contribution amount	●	$5,000
Minimum subsequent contribution amount (if permitted)	●	$50
	●	$100 monthly under the automatic investment program
	●	$300 quarterly under the automatic investment program
Source of contributions	●	Rollovers from another Roth IRA.
	●	Rollovers from a “designated Roth contribution account” under specified retirement plans.
	●	Conversion rollovers from a traditional IRA or other eligible retirement plan.
	●	Direct custodian-to-custodian transfers from another Roth IRA.
	●	Regular Roth IRA contributions.
	●	Additional catch-up contributions.

Contract Type	Roth IRA
Additional limitations on contributions to the contract(1)	●	If you elect the GMIB or GMIB with an applicable death benefit, you can only begin funding these benefits at age 55. For joint owners, both owners must be at least age 55 in order to begin funding these benefits.
	●	You may make subsequent contributions to your Protected Benefit account through age 80, or if later, until the first contract date anniversary. Once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
	●	You may make subsequent contributions to your Investment account through age 85 or, if later, until the first contract date anniversary.
	●	Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.
	●	Although we accept Roth IRA contributions under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

(1)	In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Appendix: GMIB Annuity Purchase Factors

Lifetime GMIB payments are calculated using the GMIB annuity purchase factors listed in the table below.

GMIB Exercise Age	Single Life (%)	Joint Life (%)*	GMIB Exercise Age	Single Life (%)	Joint Life (%)*
60**	2.790	2.232	78	4.090	3.272
61	2.840	2.272	79	4.200	3.360
62	2.890	2.312	80	4.315	3.452
63	2.940	2.352	81	4.440	3.552
64	3.000	2.400	82	4.570	3.656
65	3.050	2.440	83	4.705	3.764
66	3.110	2.488	84	4.845	3.876
67	3.175	2.540	85	5.000	4.000
68	3.235	2.588	86	5.155	4.124
69	3.305	2.644	87	5.320	4.256
70	3.375	2.700	88	5.490	4.392
71	3.450	2.760	89	5.675	4.540
72	3.530	2.824	90	5.860	4.688
73	3.610	2.888	91	6.055	4.844
74	3.700	2.960	92	6.260	5.008
75	3.790	3.032	93	6.475	5.180
76	3.885	3.108	94	6.695	5.356
77	3.985	3.188	95	6.925	5.540

*	Based on age of younger joint owner
**	Exercise of the GMIB is not permitted prior to age 60, except under the circumstances described in “Exercise of the GMIB in the event of a GMIB fee increase” in the “Charges and expenses” section.

Universal VIA Generation Income

Issued by

Universal Life Insurance Company
Metro Office Park, Street 1, Lot #10
Guaynabo, PR 00968

787-706-7095

This prospectus describes the important features of the contract and provides information about Universal Life Insurance Company (the “Company”, “we”, “our” and “us”).

We have filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) that includes additional information about Universal VIA Generation Income, the Company and Fortune VII Separate Account. The SAI is incorporated by reference into this prospectus. The SAI is available free of charge. To request a copy of the SAI, to ask about your contract, or to make other investor inquiries, please call 787-7067095. The SAI is also available at our website, www.universalpr.com.

We file periodic reports and other information about Universal VIA Generation Income and Fortune VII Separate Account as required under the federal securities laws. Those reports and other information about us are available on the SEC’s website at http://www.sec.gov, and copies of reports and other information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Class/Contract Identifier: C________________

Universal VIA Generation Income Series is issued by and is a registered service mark of Universal Life Insurance Company (Universal). Distributed by Universal Financial Services, Inc.

Universal VIA Generation Income A variable individual flexible premium deferred annuity contract Issued through: Fortune VII Separate Account Statement of Additional Information ________, 2021	Universal Life Insurance Company PO Box 2145 San Juan PR 00922-2145 Or Metro Office Park Street 1, Lot 10 Guaynabo, Puerto Rico 00968

This Statement of Additional Information (“SAI”) is not a Prospectus. It should be read in conjunction with the related Universal VIA Generation Income (“Generation Income”) Prospectus, dated _______, 2021 which describes individual flexible purchase payment deferred variable annuity contracts issued through Universal Life Fortune VII Separate Account (“the Separate Account”). The Prospectus provides detailed information concerning the contract, and the variable investment options that fund the contract. Each variable investment option is a subaccount of the Separate Account. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus may be obtained free of charge by writing to our processing office at Metro Office Park, Street 1 Lot 10, Guaynabo, Puerto Rico 00968, by calling 787-706-7075, or by contacting your financial professional. The Prospectus and this SAI can also be obtained from the SEC’s website at www.sec.gov.

Statement of Additional Information

The Company

Universal Life Insurance Company (“Universal Life,” the “Company,” “we,” “our,” and “us”) is a stock life insurance company organized originally in 1933 as Eastern America Life Insurance Company under the laws of the Commonwealth of Puerto Rico, with its home office at Metro Office Park Street 1, Lot 10, Guaynabo, PR 00968. Universal Life is a provider of several insurance products: individual, group life, group disability, credit life, annuities & IRAs. It is admitted to do business for life, disability and variable insurance by the Office of Commissioner of Insurance in the Commonwealth of Puerto Rico.

Universal Life is a member of the Universal Group of companies that operate in Puerto Rico and the United States. Universal Life is a wholly-owned subsidiary of Universal Insurance Company, Inc. (“Universal”).

The Company established Fortune VII Separate Account on September , 2021  under applicable provisions of the Puerto Rico Insurance Code. We are the legal owner of all of the assets in the Separate Account and may withdraw any amounts that exceed our reserves and other liabilities with respect to the variable investment options under our contracts. The Separate Account is registered under the Investment Company Act of 1940 as a unit investment trust, and is divided into sub-accounts. Each sub-account invests in shares of an underlying mutual fund portfolio.

Unit Values

Unit values are determined at the end of each valuation period for each of the annuity investment options. We may offer other annuity contracts and certificates which will have their own unit values for the annuity investment options. They may be different from the unit values for Generation Income.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period, multiplied by (ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

(	a	)	C
b

where:

(a)	is the value of the annuity investment option’s shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to, or withdrawn from, the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b)

is the value of the annuity investment option’s shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c)	is the daily separate account charge, multiplied by the number of calendar days in the valuation period. This daily charge is at an effective annual rate not to exceed a total of 1.69%. Your contract charges may be less.

Custodian

State Street Corporation, 1 Lincoln Street, Boston, MA 02111 is the custodian for the shares of the Trusts owned by the Separate Account.

1

Independent Registered Public Accounting Firm

The financial statements of Universal Life Insurance Company as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this SAI have been so incorporated in reliance on the reports of Ernst & Young LLP, Five Times Square, New York, New York 10036, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP provides independent audit services and certain other non-audit services to Universal Life Insurance Company as permitted by the applicable SEC independence rules.

Distribution of the Contract

The contract is distributed by Universal Financial Services, Inc. (“UFS” or “Distributor”). The Distributor serves as principal underwriter of Fortune VII Separate Account. The offering of the contract is intended to be continuous. UFS is an affiliate of the Company. The Distributor is under the common control of Universal Life Insurance Company. The Distributor’s principal business address is Metro Office Park, Street 1 Lot 10, Guaynabo, Puerto Rico 000968. The Distributor is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). UFS also acts as the distributor for other life and annuity products we issue.

Because the offering of this contract began in 2022, as of the date of this SAI no commissions had yet been paid to the Distributor.

Financial Statements

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contract. [Financial Statements to be included in Pre-Effective amendment]

Because Fortune VII Separate Account has not yet commenced operations, no financial statements for the separate account are included in this Statement of Additional Information.

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PART C

OTHER INFORMATION

ITEM 27.	EXHIBITS

(a)	Board of Directors Resolution. Filed herewith.

(b)	Custodian Agreements. To be provided at a later date

(c)	Underwriting Contracts. To be provided at a later date

(d)	Contracts (Including Riders and Endorsements). To be provided at a later date

(e)	Applications. To be provided at a later date

(f)	Depositor’s Certificate of Incorporation and By-Laws. Filed herewith.

(g)	Reinsurance Contracts. To be provided at a later date

(h)	Participation Agreements. To be provided at a later date

(i)	Administrative Contracts. Not Applicable

(j)	Other Material Contracts. Not Applicable

(k)	Legal Opinion. Filed herewith.

(l)	Other Opinions. Not Applicable

(m)	Omitted Financial Statements. Not Applicable.

(n)	Initial Capital Agreements. Not Applicable.

(o)	Form of Initial Summary Prospectuses. Filed herewith

ITEM 28.	DIRECTORS AND OFFICERS OF THE DEPOSITOR.

Set forth below is information regarding the directors and principal officers of the Depositor. The Depositor’s address is Metro Office Park, Street 1 Lot 10, Guaynabo, Puerto Rico, 00968. The business address of each of the persons below whose names are preceded by an asterisk is that of the Depositor.

(1) Name and Principal Business Address	(2) Positions and Offices with Depositor
Jose C. Benitez*	President
Josely Vega*	CEO, Secretary & Director
Maritere Jimenez*	Treasurer (Principal Accounting Officer)
Monique Miranda*	Director
Jose Medina*	Director
Waldemar Fabery*	Director
Jaime Toro*	Director
Jorge Amadeo*	Director
Luis Perez*	Director
Roberto Martinez*	Chief Financial Officer

ITEM 29.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

Organization Chart included as an Exhibit

ITEM 30.	INDEMNIFICATION

(a)	Indemnification of Directors and Officers

The By-Laws of Universal Life Insurance Company provide, the following indemnifications::

Indemnification of Directors and Officers (a) To the extent permitted by the Commonwealth of Puerto Rico and subject to all applicable requirements thereof:

(i)	any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer shall be indemnified by the Company;

(ii)	any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

(iii)	the related expenses of any such person in any of said categories may be advanced by the Company.

(b)	To the extent permitted by the law of the Commonwealth of Puerto Rico, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

The directors and officers of Universal Life Insurance Company are insured under policies issued by AIG INSURANCE COMPANY. The annual limit on such policies is $10 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

(b)	Indemnification of Principal Underwriter

To the extent permitted by law of the Commonwealth of Puerto Rico and subject to all applicable requirements thereof, Universal Financial Services has undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Universal Financial Services

ITEM 31.	PRINCIPAL UNDERWRITERS

(a) Other Activity – UFS also serves as principal underwriter for Fortune V an open-end management investment company separate account.

(b) Management

(1) Name and Principal Business Address	(2) Positions and Offices with Underwriter
Jose C. Benitez Ulmer	Executive Representative & Director
Raul Ramirez	Chief Investment Officer & Director
Roberto Martinez	Chief Financial Officer

(c) Compensation from the Registrant

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts	(3) Compensation on Redemption	(4) Brokerage Commission	(5) Other Compensation
Universal Financial Services, Inc.	Not applicable – this is a new offering	Not applicable – this is a new offering	Not applicable – this is a new offering	Not applicable – this is a new offering

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are held by Universal Life Insurance Company, Metro Office Park Street 1, Lot 10, Guaynabo, PR 00968.

ITEM 33.	MANAGEMENT SERVICES

Not applicable.

ITEM 34.	FEE REPRESENTATION

The Depositor represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor under the respective contracts.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of San Juan and Commonwealth of Puerto Rico, on this 18th day of October, 2021.

Fortune VII Separate Account of
Universal Life Insurance Company
(Registrant)

By	/s/ Jose C. Benitez
Jose C. Benitez
(title)	President

Universal Life Insurance Company
(Depositor)

By	/s/ Jose C. Benitez
Jose C. Benitez
President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Josely Vega Maldonado	Secretary & Director	10/18/2021
[ Josely Vega Maldonado ]

/s/ Maritere Jimenez	Treasurer	10/18/2021
[ Maritere Jimenez ]

/s/ Luis Perez	Director	10/18/2021
[ Luis Perez ]

/s/ Waldemar Fabery	Director	10/18/2021
[ Waldemar Fabery ]

/s/ Jaime Toro	Director	10/18/2021
[ Jaime Toro ]

/s/ Roberto Martinez	Chief Financial Officer	10/18/2021
[ Roberto Martinez ]

EXHIBIT INDEX

Item 27

(a)	Board of Directors Resolution.

(f)	Depositor’s Certificate of Incorporation and By-Laws. Filed herewith.

(k)	Legal Opinion. Filed herewith.

(o)	Form of Initial Summary Prospectuses. Filed herewith

Item 29

Organizational Chart